      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         ------------------------------

                                 7-ELEVEN, INC.

             (Exact name of registrant as specified in its charter)

                        TEXAS                                                        75-1085131
             (State or other jurisdiction                                         (I.R.S. Employer
                          of                                                     Identification No.)
            incorporation or organization)

                           2711 NORTH HASKELL AVENUE
                            DALLAS, TEXAS 75204-2906
                                 (214) 828-7011

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              BRYAN F. SMITH, JR.
                                GENERAL COUNSEL
                                 7-ELEVEN, INC.
                           2711 NORTH HASKELL AVENUE
                            DALLAS, TEXAS 75204-2906
                                 (214) 828-7011

(Name, address and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

                  A. WINSTON OXLEY                                      STEPHEN T. GIOVE
               VINSON & ELKINS L.L.P.                                  ANDREW B. JANSZKY
              3700 TRAMMELL CROW TOWER                                SHEARMAN & STERLING
                  2001 ROSS AVENUE                                    599 LEXINGTON AVENUE
                DALLAS, TEXAS 75201                              NEW YORK, NEW YORK 10022-6069
                  (214) 220-7700                                         (212) 848-1000

                         ------------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                         ------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM
                                           AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
 TITLE OF SECURITIES TO BE REGISTERED      REGISTERED(1)          SHARE(2)             PRICE(2)         REGISTRATION FEE
Common Stock..........................   11,500,000 shares        $20.3125           $233,593,750            $61,669

(1) Includes 1,500,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee on the basis of the average of the high and low price paid per share of Common Stock, as reported on the Nasdaq Stock Market, Inc. on May 4, 2000, in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED        , 2000
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

P R O S P E C T U S

                                     [LOGO]

                               10,000,000 SHARES

                                 7-ELEVEN, INC.
                                  COMMON STOCK
                                 $    PER SHARE
                                   ---------

    We are selling 10,000,000 shares of our common stock in this offering. The underwriters named in this prospectus may purchase up to 1,500,000 additional shares of common stock from us under certain circumstances.

    Our common stock is quoted on the Nasdaq National Market under the symbol "SVEV." The last reported sale price of the common stock on the Nasdaq National Market on May 5, 2000 was $20.50 per share. We have applied to list our common stock on the New York Stock Exchange.

                                 --------------

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares of stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                                 PER SHARE              TOTAL
                                                            -------------------  -------------------
Public Offering Price.....................................           $                    $
Underwriting Discount.....................................           $                    $
Proceeds to 7-Eleven, Inc. (before expenses)..............           $                    $

    The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about            ,
2000.

                                 --------------

SALOMON SMITH BARNEY                                         MERRILL LYNCH & CO.

DEUTSCHE BANC ALEX. BROWN

                          DONALDSON, LUFKIN & JENRETTE

                                                            GOLDMAN, SACHS & CO.

           , 2000

                               TABLE OF CONTENTS

Prospectus Summary..........................................    2

Risk Factors................................................    7

Forward-Looking Statements..................................   10

Use of Proceeds.............................................   11

Price Range of Common Stock and Dividend Policy.............   11

Capitalization..............................................   12

Selected Financial Data.....................................   13

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   15

Business....................................................   30

Management..................................................   40

Principal Shareholders......................................   44

Certain Relationships and Related Transactions..............   46

Description of Capital Stock................................   47

Description of Indebtedness.................................   50

Shares Eligible for Future Sale.............................   53

Certain U.S. Federal Tax Considerations for Non-United
  States Holders of Common Stock............................   54

Underwriting................................................   57

Legal Matters...............................................   58

Experts.....................................................   58

Where You Can Find More Information.........................   59

Information We Can Incorporate by Reference.................   59

Index to Financial Statements...............................  F-1

                               PROSPECTUS SUMMARY

    TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" AND FINANCIAL STATEMENTS CONTAINED IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO "7-ELEVEN," "US," "WE," OR "OUR" REFER TO 7-ELEVEN, INC., AND ITS SUBSIDIARIES. UNLESS OTHERWISE INDICATED, REFERENCES IN THIS PROSPECTUS TO "OUR STORES" REFER TO STORES THAT WE OWN AND OPERATE OR FRANCHISE IN THE UNITED STATES AND CANADA. ALL INFORMATION IN THIS PROSPECTUS REFLECTS A ONE-FOR-FIVE REVERSE SPLIT OF OUR COMMON STOCK EFFECTED MAY 1, 2000. ALL INFORMATION CONCERNING THE NUMBER OF OWNED AND OPERATED, FRANCHISED AND LICENSED STORES, AND STORES THAT WE OTHERWISE HAVE AN EQUITY INTEREST IN, IS AS OF MARCH 31, 2000. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS' OPTION TO PURCHASE ADDITIONAL SHARES TO COVER OVER-ALLOTMENTS IS NOT EXERCISED. INDUSTRY INFORMATION INCLUDED IN THIS PROSPECTUS IS DERIVED PRIMARILY FROM THE NATIONAL ASSOCIATION OF CONVENIENCE STORES 1999 STATE OF THE INDUSTRY REPORT. WE HAVE NOT INDEPENDENTLY VERIFIED THIS INDUSTRY INFORMATION.

                                 7-ELEVEN, INC.

OUR BUSINESS

    7-Eleven is the world's largest operator, franchisor and licensor of convenience stores, as well as the largest convenience store chain in North America. With approximately 19,700 stores operating under the 7-Eleven-Registered Trademark- name worldwide, system-wide sales reached approximately $27.0 billion in 1999. We have approximately 5,700 stores in the United States and Canada, of which over 3,000 are franchised. These stores generated total sales of $8.3 billion in 1999, and attract over 6.5 million customers each day. Area licensees operate over 14,000 additional 7-Eleven-Registered Trademark- stores in 16 countries and two U.S. territories. Our licensees in Japan, Taiwan and Thailand are the largest operators of convenience stores in their countries.

    We introduced the convenience store concept in 1927. Over the last several years we have transformed our business model to take advantage of our extensive store base, our widely recognized brand identity and the best practices developed by our affiliate and largest area licensee, Seven-Eleven Japan Co., Ltd. In the fragmented $164 billion convenience store industry, these competitive advantages are allowing us to implement strategies to increase our average retail transaction size and to broaden our customer base. Excluding the impact of cigarette cost increases passed through to customers and of the extra day from the leap year, our U.S. same-store merchandise sales growth was approximately 6% and 5% for the three months ended March 31, 2000 and the year ended December 31, 1999, respectively.

BUSINESS MODEL

    The core of our business model is to offer a broad range of products and services, including many not traditionally offered by convenience stores, to increase our average retail transaction size and to broaden our customer base. Our business model has a number of elements that we believe differentiates us from our competitors.

    DIFFERENTIATED MERCHANDISING STRATEGY. The key components of our merchandising strategy are:

    - item-by-item inventory management that allows store operators to keep our stores stocked with key, basic items and to eliminate slow-selling items;

    - proactively working with our vendors and distributors to select products for our stores based on customer preferences;

    - continual development and introduction of new products, including many that are first offered in our stores, to help reduce our reliance on gasoline and tobacco;

    - daily delivery to our stores of high quality, ready-to-eat fresh foods that are made to our specifications by third-party bakeries and commissaries; and

    - everyday fair pricing that ensures consistent, competitive prices on all items.

    APPLICATION OF TECHNOLOGY. Adapting the best practices of our affiliate and our largest area licensee, Seven-Eleven Japan, we were the first major convenience store chain in the United States to use an integrated set of retail information technology tools which currently allow our store operators to analyze sales results, identify trends and customer preferences and better maintain appropriate inventory levels and merchandise assortment. This integrated retail information system, or RIS, is also capable of supporting merchandise ordering and coordinating product delivery. We expect all of our U.S. stores to be able to fully utilize these additional functions by the end of 2000.

    MANAGED DISTRIBUTION. Our distribution strategy is to work with our vendors and distributors to provide for daily deliveries to our stores of fresh food and other items, to increase the efficiency of deliveries and to shift some deliveries to off-peak hours. We have over the past six years contracted with third parties who own and operate combined distribution centers in the United States for the distribution of perishables and other time sensitive products to our stores. These CDCs consolidate orders from multiple suppliers for daily distribution to individual stores.

    IMPROVED SHOPPING EXPERIENCE. We have implemented an aggressive store remodeling program designed to provide our customers with a more attractive shopping environment, broaden our customer base and increase our average retail transaction size. In addition, we have expanded our employee training programs to improve customer service.

    UNIQUE FRANCHISE MODEL. More than half of our U.S. stores are operated by franchisees. We believe that our franchise model is unique in two significant respects:

    - we own or lease the stores and equipment operated by our franchisees, which allows us to better control the manner in which our franchised stores are designed and operated; and

    - we base our ongoing franchise fees on store gross profit, rather than on revenue as is customary among franchisors, in order to align our interests more effectively with those of our franchisees.

GROWTH STRATEGY

    The key elements of our growth strategy are to:

    - increase our average retail transaction size and same-store merchandise sales through better category management and new product introductions;

    - pursue a market concentration strategy by opening at least 200 stores per year over the next five years in existing markets;

    - provide our customers with additional convenience through innovative merchandising and by offering financial services and products such as self-serve check cashing, wire transfers and electronic bill payments using our V.com-TM- computerized kiosks;

    - become an e-commerce destination by offering our customers the advantages of our extensive presence and infrastructure in order to use 7-Eleven-Registered Trademark- stores as a convenient point to purchase, pick up and return products ordered over the Internet; and

    - continue to develop our systems and technology in order to provide a more attractive opportunity to international area licensees and, over time, allow us to broaden the presence of the 7-Eleven-Registered Trademark-brand worldwide.

OUR MAJORITY SHAREHOLDER

    Our majority shareholder, IYG Holding Company, is jointly owned by Ito-Yokado Co., Ltd. and Seven-Eleven Japan. Ito-Yokado is one of the largest retailers in Japan. Seven-Eleven Japan, a majority-owned subsidiary of Ito-Yokado, is our largest area licensee, with over 8,000 stores, and operates the largest convenience store chain in Japan. IYG Holding's 1991 acquisition of a majority interest in us created the opportunity for us to benefit from the strategies and initiatives that have established Seven-Eleven Japan as the premier convenience store retailer in Japan. We believe that the adaptation of these best practices, such as daily deliveries of fresh food, managed distribution and application of technology, will translate into continued improvement in store operations and provide a platform for our future growth.

    On March 16, 2000, IYG Holding purchased 22,736,842 newly issued shares of our common stock for $540 million, or $23.75 per share, representing a premium of $10.75, or 83%, over the stock's closing price on February 29, 2000, the trading day prior to the public announcement of the sale. As a result, IYG Holding currently holds 76,124,428 shares, or 72.7%, of our common stock.

THIS OFFERING

Common stock offered by us...........  10,000,000 shares
Common stock to be outstanding after
  this offering......................  114,761,730 shares(1)
Use of proceeds......................  We intend to use the net proceeds to fund new store development, expenses
                                       related to remodeling our stores,
                                       continued enhancement to the RIS, and
                                       implementation of our merchandising
                                       and stategic initiatives, including
                                       V.com-TM-. In the interim, the net
                                       proceeds will be used to pay down
                                       outstanding amounts on our commercial
                                       paper facility. See "Use of Proceeds"
                                       for more information.
Dividend policy......................  We do not intend to pay cash dividends on our common stock in the
                                       foreseeable future. See "Price Range
                                       of Common Stock and Dividend Policy"
                                       for more information.
Nasdaq National Market symbol........  SVEV

------------------------

(1) This share information includes 2,413 shares that we issued to directors on April 3, 2000 and excludes up to 20,924,069 shares of our common stock issuable upon the exercise, conversion or exchange of convertible securities outstanding as of March 31, 2000 and an additional 8,421,892 shares of our common stock reserved for issuance in connection with awards that may be granted under our 1995 Stock Incentive Plan and the Stock Compensation Plan for Non-Employee Directors.

OUR COMPANY INFORMATION

    Our principal executive offices are located at 2711 North Haskell Avenue, Dallas, Texas 75204, and our telephone number is (214) 828-7011.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING DATA

    The summary consolidated historical financial and operating data presented below should be read in conjunction with our consolidated financial statements and our interim condensed consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. We report all sales and gross profit from franchised stores in our consolidated results. We record as an expense a percentage of the gross profit generated by franchised stores. Sales by stores operated under domestic and foreign area license agreements are not included in our consolidated revenues. All fees and royalties from such agreements are included in other income. See Note 1 to the consolidated financial statements.

                                                                                         THREE MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,              MARCH 31,
                                                   ---------------------------------   ----------------------
                                                     1997        1998        1999        1999         2000
                                                   ---------   ---------   ---------   ---------   ----------
                                                                                            (UNAUDITED)
                                                       (IN MILLIONS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF EARNINGS DATA:
  Net sales:
    Merchandise..................................  $ 5,181.8   $ 5,573.6   $ 6,216.1   $ 1,361.8   $ 1,509.3
    Gasoline.....................................    1,789.4     1,684.2     2,035.6       408.3       603.3
                                                   ---------   ---------   ---------   ---------   ---------
      Total net sales............................    6,971.2     7,257.8     8,251.7     1,770.1     2,112.6
  Other income...................................       89.4        92.0        97.8        22.1        24.8
                                                   ---------   ---------   ---------   ---------   ---------
      Total revenues.............................    7,060.6     7,349.8     8,349.5     1,792.2     2,137.4
  Gross profit:
    Merchandise..................................    1,828.4     1,927.6     2,142.4       451.8       514.8
    Gasoline.....................................      183.8       208.1       223.4        53.8        51.6
                                                   ---------   ---------   ---------   ---------   ---------
      Total gross profit.........................    2,012.2     2,135.7     2,365.8       505.6       566.4
  Franchisee gross profit expense................      524.9       551.0       612.2       128.7       146.8
  Operating, selling, general and administrative
    expense......................................    1,371.3     1,502.8     1,621.9       371.8       413.7
  Earnings before income taxes and extraordinary
    gain.........................................      115.3        82.6       127.3         3.1         3.9
  Income tax expense (benefit)(1)................       45.3        31.9        48.5         1.2       (11.0)
  Earnings before extraordinary gain.............       70.0        50.7        78.8         1.9        14.8
  Net earnings(2)................................  $    70.0   $    74.0   $    83.1   $     6.2   $    14.8
                                                   =========   =========   =========   =========   =========
  Earnings before extraordinary gain per common
    share:
    Basic........................................  $    0.85   $    0.62   $    0.96   $    0.03   $    0.17
    Diluted(3)...................................  $    0.81   $    0.60   $    0.87   $    0.03   $    0.16
  Weighted-average shares outstanding:
    Basic........................................       82.0        82.0        82.0        82.0        85.8
    Diluted(3)...................................       96.4       101.9       103.0        82.0       107.3
OTHER FINANCIAL DATA:
  EBIT(4)........................................  $   205.4   $   173.9   $   229.6   $    27.2   $    30.8
  EBITDA(5)......................................      401.6       368.6       435.0        77.4        87.2
  Depreciation and amortization..................      196.2       194.7       205.5        50.2        56.5
  Interest expense, net(6).......................       90.1        91.3       102.2        24.1        26.9
  Capital expenditures...........................      232.5       380.9       428.8       110.7        72.0
OPERATING DATA:
  Store data (end of period)
    Company owned and franchised:
      United States..............................      4,956       5,151       5,223       5,146       5,209
      Canada.....................................        467         475         480         476         477
                                                   ---------   ---------   ---------   ---------   ---------
        Total....................................      5,423       5,626       5,703       5,622       5,686
    Licensees and affiliates.....................     11,681      12,612      13,775      12,894      14,059
                                                   ---------   ---------   ---------   ---------   ---------
        Total worldwide stores...................     17,104      18,238      19,478      18,516      19,745
  U.S. same-store merchandise sales growth(7)....        1.5%        5.7%        9.1%        9.9%        9.0%
  Merchandise gross profit margin................       35.3%       34.6%       34.5%       33.2%       34.1%
  Gasoline gallons (in millions).................    1,405.7     1,543.0     1,686.6       402.2       419.0
  Gasoline gross profit--cents per gallon........      13.07       13.48       13.25       13.37       12.33
BALANCE SHEET DATA (END OF PERIOD):
  Total assets(8)................................  $ 2,138.6   $ 2,476.1   $ 2,685.7   $ 2,552.0   $ 2,664.7
  Total debt.....................................    1,852.1     1,958.9     2,044.7     2,070.1     1,509.4
  Convertible Quarterly Income Debt
    Securities(9)................................      300.0       380.0       380.0       380.0       380.0
  Total shareholders' equity (deficit)...........     (721.5)     (642.2)     (559.6)     (634.4)       (8.6)

(1) Income tax benefit for the three months ended March 31, 2000, includes a $12.5 million benefit from the company's settlement of certain outstanding tax issues with the IRS.

(2) Net earnings in 1998 and 1999 (including the three months ended March 31) include extraordinary gains of $23.3 million and $4.3 million, respectively, in connection with debt redemption.

(3) The Convertible Quarterly Income Debt Securities are not assumed converted for the three months ended March 31, 1999 as they have an antidilutive effect on the period's earnings per share. In addition, stock options are not assumed exercised for the three months ended March 31, 1999 as the average market price of shares was below the exercise price of the options.

(4) EBIT represents net earnings before interest, income taxes and extraordinary gains. EBIT is not a measure of performance under generally accepted accounting principles, and should not be considered as a substitute for net earnings, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity. We have included information concerning EBIT as one measure of our historical performance and because we believe investors find this information useful. EBIT as defined may not be comparable to similarly titled measures reported by other companies.

(5) EBITDA represents net earnings before interest, income taxes, extraordinary gains and depreciation and amortization. EBITDA is not a measure of performance under generally accepted accounting principles, and should not be considered as a substitute for net earnings, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity. We have included information concerning EBITDA as one measure of our cash flow and historical ability to service debt and because we believe investors find this information useful. EBITDA as defined may not be comparable to similarly titled measures reported by other companies. In addition, EBITDA as defined is not comparable to the similarly titled measure utilized in our debt covenants.

(6) Includes $8.8 million, $12.0 million and $11.2 million of interest income and $572,000, $2.3 million and $5.0 million of capitalized interest in 1997, 1998 and 1999, respectively. The three months ended March 31, 1999 and 2000 include $2.9 million and $3.0 million of interest income and $648,000 and $565,000 of capitalized interest, respectively.

(7) Excluding the impact of cigarette cost increases passed through to our customers and the extra day from the leap year in the three months ended March 31, 2000, U.S. same-store merchandise sales growth was approximately 4%, 5%, 5% and 6% for 1998, 1999, and the three months ended March 31, 1999 and March 31, 2000, respectively.

(8) Total assets for 1997, 1998 and March 31, 1999 have been reclassified to conform to the December 31, 1999 presentation.

(9) The Convertible Quarterly Income Debt Securities are potentially convertible into a maximum of 20,924,069 shares of common stock. See "Description of Indebtedness" for more information.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK.

INDUSTRY RISKS

    CHANGES IN TOBACCO LEGISLATION, CAMPAIGNS TO DISCOURAGE SMOKING, INCREASED TAXES ON TOBACCO PRODUCTS AND AN INCREASE IN WHOLESALE PRICES OF TOBACCO PRODUCTS, MAY HAVE A MATERIAL IMPACT ON OUR REVENUES AND GROSS PROFIT.

    Sales of tobacco products have averaged approximately 24% of our merchandise sales over the past three fiscal years. During 1999, based on purchase data, our per store unit volume of cigarettes declined by 3.6%. Future tobacco legislation, national and local campaigns to discourage smoking and increases in taxes on cigarettes and other tobacco products could cause further volume declines and could have a material adverse effect on sales of and margins for the tobacco products we sell.

    In addition, major cigarette manufacturers have increased the wholesale prices of their products. If we are unable to pass future price increases on to our customers, our margins on tobacco products would suffer.

    BECAUSE GASOLINE SALES COMPRISE A SUBSTANTIAL PORTION OF OUR REVENUES, INCREASES IN THE COST OF GASOLINE COULD ADVERSELY AFFECT OUR REVENUE AND GROSS PROFIT.

    Over the past three years, gasoline sales have averaged approximately 25% of our net sales and 9% of our gross profit. Increases in the cost of gasoline would adversely affect our revenues if sales decline and adversely affect our gross profit if we are not able to fully pass on these increases to our customers.

    CHANGES IN TRAFFIC PATTERNS AND INCREASED COMPETITION COULD AFFECT OUR REVENUES.

    We compete with numerous other convenience stores, supermarket chains, drug stores, fast food operations and other retail outlets. In addition, our stores which offer self-service gasoline compete with gasoline service stations and, more recently, supermarkets which offer gasoline. Our stores compete in large part based on their ability to offer convenience to customers. As a result, changes in traffic patterns and the type, number and location of competing stores could result in the loss of customers and a corresponding decrease in revenues for affected stores.

    UNFAVORABLE WEATHER CONDITIONS IN THE SPRING AND SUMMER MONTHS COULD ADVERSELY AFFECT OUR BUSINESS.

    Weather conditions may have a significant effect on our sales, as customers tend to purchase higher profit margin items such as snacks, fountain drinks and other beverages when weather conditions are favorable. Adverse weather during the second and third quarters may result in lower sales and increased expenses due to overstaffing which would result in lower than expected profits for our stores.

    AS A RESULT OF OUR GASOLINE BUSINESS WE ARE SUBJECT TO EXTENSIVE AND CHANGING ENVIRONMENTAL REGULATION, AND THE COSTS OF COMPLIANCE COULD REQUIRE SUBSTANTIAL ADDITIONAL CAPITAL EXPENDITURES.

    We are subject to extensive environmental laws and regulations, particularly those regulating underground storage tanks and vapor recovery systems. Compliance with these regulations requires significant capital expenditures. It is expected that through 2003 we will incur in the aggregate between $12 million and $15 million in capital improvement costs to comply with applicable federal, state and local environmental laws and regulations. These laws and regulations are subject to change and any increased regulation could require substantial additional capital expenditures. See "Management's

Discussion and Analysis of Financial Condition and Results of Operations--Other Issues--Environmental" for more information.

    WE MAY INCUR SUBSTANTIAL LIABILITIES FOR REMEDIATION OF ENVIRONMENTAL CONTAMINATION AT OUR STORES.

    Under various federal, state and local laws, ordinances and regulations, we may, as the owner or lessee of the real property underlying our stores, be liable for the costs of removing or remediating contamination at these or our former locations, whether or not we knew of, or were responsible for, the presence of contamination. The presence of contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent such property. Additionally, persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for removing or remediating contamination at sites where these substances are located, whether or not the sites are owned or operated by those persons. We may be deemed to have arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be liable for removal or remediation costs, as well as other related costs, including governmental fines, and injuries to persons, property and natural resources. See "Management's Discussion and Analysis of Results of Operations--Other Issues--Environmental" for more information.

    OUR BUSINESS IS SUBJECT TO NUMEROUS OTHER FEDERAL, STATE AND LOCAL REGULATIONS THAT MAY AFFECT OUR REVENUES AND RESULTS OF OPERATIONS.

    In certain areas where our stores are located, state or local laws limit the stores' hours of operation or their sale of alcoholic beverages, tobacco products, possible inhalants and lottery tickets. Failure to comply with these laws could adversely affect our revenues because these state and local regulatory agencies have the power to revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies. Regulations related to wages also affect our business, and any appreciable increase in the statutory minimum wage would result in an increase in our labor costs. All of these regulations are subject to legislative and administrative change from time to time.

RISKS PARTICULAR TO OUR OPERATIONS

    WE PURCHASE SUBSTANTIALLY ALL OF OUR GASOLINE FROM ONE SUPPLIER, AND ANY SUDDEN DISRUPTION IN SUPPLY COULD ADVERSELY AFFECT OUR REVENUES.

    Gasoline sales comprise a substantial portion of our sales. We purchase substantially all of our gasoline from CITGO Petroleum Corporation ("CITGO") pursuant to a long-term product purchase and supply agreement expiring in 2006. We may not be able to obtain alternative sources of gasoline quickly in the event our supplies from CITGO are suddenly disrupted. Any disruption in the supply of gasoline from CITGO may leave us, at least for a period of time, unable to meet the demand of our customers and would adversely affect our sales.

RISKS PARTICULAR TO OUR CAPITAL STRUCTURE

    OUR DEBT LEVELS MAY LIMIT OUR FUTURE FLEXIBILITY IN OBTAINING ADDITIONAL FINANCING AND IN PURSUING BUSINESS OPPORTUNITIES.

    As of March 31, 2000, we had outstanding indebtedness of $1.5 billion. Our high degree of leverage could have important consequences to the holders of our common stock, including the following:

    - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future;

    - our substantial degree of leverage may limit our flexibility to implement our business strategy and adjust to changing market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions; and

    - some of our borrowings are at variable interest rates, including borrowings under our commercial paper facility, which expose us to the risk of increased interest rates.

    If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay planned expansion and capital expenditures, sell assets, obtain additional equity capital or restructure our debt.

    OUR DEBT FACILITIES CONTAIN RESTRICTIVE COVENANTS, WHICH MAY LIMIT OUR ABILITY TO ENGAGE IN VARIOUS ACTIVITIES.

    Our bank credit facilities and the indentures related to our indebtedness contain a number of significant covenants that, among other things, restrict our ability and that of our subsidiaries to dispose of assets, incur additional indebtedness and pay dividends. In addition, we are required to satisfy financial tests. Failure to comply with these covenants or meet these financial tests could cause a default under our debt obligations and result in our debt becoming immediately due and payable which would materially adversely affect our business, financial condition and results of operations. See "Description of Indebtedness" for more information.

    AS A RESULT OF ITS POSITION AS OUR MAJORITY SHAREHOLDER, IYG HOLDING CAN CONTROL THE OUTCOME OF ANY EVENT REQUIRING A VOTE OF OUR SHAREHOLDERS.

    After the completion of this offering, IYG Holding will own approximately 66.3% of our outstanding common stock. In addition, IYG Holding's shareholders own Convertible Quarterly Income Debt Securities ("QUIDS") that are convertible into a maximum of 20,924,069 shares, representing 15.4% of our common stock outstanding after the exchange and after this offering. As a result of its ownership, IYG Holding is able to determine the outcome of all corporate actions requiring shareholder approval. For example, IYG Holding can control decisions with respect to:

    - our direction and policies, including the election and removal of directors;

    - mergers or other business combinations involving us;

    - our acquisition or disposition of assets;

    - future issuances of our common stock or other securities;

    - our incurrence of debt;

    - the payment of any dividends on our common stock; and

    - amendments to our certificate of incorporation and bylaws.

    SHARES ELIGIBLE FOR FUTURE SALE AND REGISTRATION RIGHTS MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

    As of March 31, 2000, we had 104,759,317 shares of common stock outstanding. Of those shares, 27,902,362 shares are freely transferable without restriction. A total of 76,124,428 shares of common stock are held by IYG Holding, and 20,924,069 shares are potentially issuable upon the exchange of the QUIDS held by Ito-Yokado and Seven-Eleven Japan. In addition, another 732,527 shares are held by "affiliates" other than IYG Holding, Ito-Yokado and Seven-Eleven Japan. The shares held by "affiliates" are currently eligible for sale subject to compliance with the requirements of Rule 144 of the Securities Act.

    Future sales of substantial amounts of common stock, or the perception that these sales could occur, may affect the market price of our common stock.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes and incorporates by reference certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. We often use these types of statements when discussing our plans and strategies, our anticipation of revenues from designated markets and statements regarding the development of our businesses, the markets for our services and products, our anticipated capital expenditures, operations, support systems, changes in regulatory requirements and other statements contained in this prospectus regarding matters that are not historical facts. Forward-looking statements may also be included in certain portions of our reports, proxy statements, information statements and other information incorporated herein by reference. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. There can be no assurance that: (i) we have correctly measured or identified all of the factors affecting these markets or the extent of their likely impact; (ii) the publicly available information with respect to these factors on which our analysis is based is complete or accurate; (iii) our analysis is correct or (iv) our strategy, which is based in part on this analysis, will be successful. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

    Assuming a public offering price of $      , the net proceeds that we will
receive from the sale of 10,000,000 shares of common stock in this offering are
estimated to be $   million after deducting underwriting discounts and estimated offering expenses. If the underwriters exercise their over-allotment option in
full, we estimate the net proceeds to us to be $     .

    We intend to use the net proceeds to fund new store development, expenses related to remodeling our stores, continued enhancements to the RIS and implementation of our merchandising and strategic initiatives, including V.com-TM-. Pending these uses, the net proceeds will be used to pay down the indebtedness under our commercial paper facility which had $466.1 million outstanding as of March 31, 2000.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The following table sets forth on a per share basis the high and low sale prices for our common stock for the fiscal quarters indicated as reported by the Nasdaq National Market:

                                                                   HIGH             LOW
                                                              ---------------   ------------

1997

  First Quarter.............................................        17 13/16       13 9/32

  Second Quarter............................................        18 7/16        15 5/8

  Third Quarter.............................................        17 1/32        12 1/2

  Fourth Quarter............................................        14 3/8          8 19/32

1998

  First Quarter.............................................        15 5/32         7 13/16

  Second Quarter............................................        15 5/32        10 5/16

  Third Quarter.............................................        15 5/32        10 5/16

  Fourth Quarter............................................        11 7/8          8 3/4

1999

  First Quarter.............................................        12 13/16        7 31/32

  Second Quarter............................................        13 3/4          9 1/16

  Third Quarter.............................................        11 3/32         9 3/8

  Fourth Quarter............................................        10 5/8          7 31/32

2000

  First Quarter.............................................        20              8 19/32

  Second Quarter (through May 5, 2000)......................        21 1/4         15

    We do not expect to pay cash dividends on our common stock for the foreseeable future. We currently intend to retain our future earnings, if any, to support operations and to finance expansion. Future dividends, if any, will be determined by our board of directors and will depend upon our earnings, operations, capital requirements, financial condition and other factors that our board of directors considers relevant. The payment of any cash dividends is prohibited, except in limited circumstances, by the indentures relating to the debentures and our credit agreement.

                                 CAPITALIZATION

    The following table shows our unaudited cash and cash equivalents and capitalization as of March 31, 2000 on an actual basis and on an as adjusted
basis to reflect our receipt of the net proceeds of $    million from the sale
of 10,000,000 shares of our common stock at an assumed offering price of
$    per share. The data as adjusted also reflects the application of the net proceeds to reduce our indebtedness. See "Use of Proceeds" for more information. The following should be read together with our consolidated financial statements and related notes and "Management's Discussion and Analysis and Results of Operations," included elsewhere in this prospectus.

                                                               AS OF MARCH 31, 2000
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                                   (IN MILLIONS)
Cash and cash equivalents...................................  $    99.8    $      --
                                                              =========    =========
Current debt:
  Commercial paper..........................................  $   116.1    $      --
  Long-term debt due within one year........................       96.4           --
                                                              ---------    ---------
    Total current debt......................................      212.5           --
                                                              ---------    ---------
Long-term debt:
  Bank debt term loans......................................         --           --
  Bank debt revolving credit facility.......................         --           --
  Commercial paper..........................................      350.0           --
  5% First priority senior subordinated debentures due
    2003....................................................      275.2           --
  4 1/2% Second priority senior subordinated debentures
    (series A) due 2004.....................................      128.9           --
  4% Second priority senior subordinated debentures (series
    B) due 2004.............................................       21.1           --
  Yen loans.................................................      113.8           --
  7 1/2% Cityplace term loan due 2005.......................      260.1           --
  Capital lease obligations.................................      145.1           --
  Other.....................................................        2.7           --
                                                              ---------    ---------
    Total long-term debt....................................    1,296.9           --
                                                              ---------    ---------
      Total debt............................................    1,509.4           --
                                                              ---------    ---------
Convertible quarterly income debt securities................      380.0           --
                                                              ---------    ---------
Shareholders' equity (deficit):
Preferred stock, $.01 par value; 5,000,000 shares
  authorized; no shares issued and outstanding..............         --           --
Common stock, $.0001 par value; 1 billion shares authorized;
  104,759,317 shares issued and outstanding, actual;
  114,759,317 shares issued and outstanding, as adjusted....        0.1           --
  Additional capital........................................    1,165.4           --
  Accumulated deficit.......................................   (1,180.0)          --
  Accumulated other comprehensive earnings..................        5.9           --
                                                              ---------    ---------
    Total shareholders' equity (deficit)....................       (8.6)          --
                                                              ---------    ---------
      Total capitalization..................................  $ 1,880.8    $      --
                                                              =========    =========

                            SELECTED FINANCIAL DATA

    The following table presents selected historical consolidated financial and operating data as of the dates and for the periods indicated. The selected statement of earnings data, other financial data and balance sheet data as of and for the years ended December 31, 1995 through 1999 are derived from our audited consolidated financial statements. The selected statement of earnings data, other financial data, and balance sheet data as of and for the three month periods ended March 31, 1999 and 2000 are derived from our unaudited condensed consolidated financial statements and in our opinion, all adjustments necessary for a fair presentation have been made. The interim results of operations are not necessarily indicative of the operating results that may occur for the full year. We report all sales and gross profit from franchised stores in our consolidated results. We record as an expense a percentage of the gross profit generated by the franchised stores. Sales by stores operated under domestic and foreign area license agreements are not included in consolidated revenues. All fees and royalties from such agreements are included in other income. Since the information in this table is only a summary, you should read our audited consolidated financial statements and interim unaudited condensed consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

                                                                                                                 THREE MONTHS
                                                                     YEARS ENDED DECEMBER 31,                   ENDED MARCH 31,
                                                       ----------------------------------------------------   -------------------
                                                         1995       1996       1997       1998       1999       1999       2000
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                                                                  (UNAUDITED)
                                                                   (IN MILLIONS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF EARNINGS DATA:
Net sales:
  Merchandise........................................  $5,063.7   $5,084.0   $5,181.8   $5,573.6   $6,216.1   $1,361.8   $1,509.3
  Gasoline...........................................   1,682.1    1,784.9    1,789.4    1,684.2    2,035.6      408.3      603.3
                                                       --------   --------   --------   --------   --------   --------   --------
    Total net sales..................................   6,745.8    6,868.9    6,971.2    7,257.8    8,251.7    1,770.1    2,112.6
Other income.........................................      78.5       86.4       89.4       92.0       97.8       22.1       24.8
                                                       --------   --------   --------   --------   --------   --------   --------
    Total revenues...................................   6,824.3    6,955.3    7,060.6    7,349.8    8,349.5    1,792.2    2,137.4
Cost of goods sold...................................   4,762.7    4,893.1    4,958.9    5,122.1    5,885.8    1,264.5    1,546.1
Gross profit:
  Merchandise........................................   1,790.2    1,787.7    1,828.4    1,927.6    2,142.4      451.8      514.8
  Gasoline...........................................     192.9      188.1      183.8      208.1      223.4       53.8       51.6
                                                       --------   --------   --------   --------   --------   --------   --------
    Total gross profit...............................   1,983.1    1,975.8    2,012.2    2,135.7    2,365.8      505.6      566.4
Franchisee gross profit expense......................     518.8      520.2      524.9      551.0      612.2      128.7      146.8
Operating, selling, general and administrative
  expense............................................   1,355.7    1,321.0    1,371.3    1,502.8    1,621.9      371.8      413.7
Earnings before income taxes and extraordinary
  gain...............................................     101.5      130.8      115.3       82.6      127.3        3.1        3.9
Income tax expense (benefit)(1)......................     (66.1)      41.3       45.3       31.9       48.5        1.2      (11.0)
Earnings before extraordinary gain...................     167.6       89.5       70.0       50.7       78.8        1.9       14.8
Net earnings(2)......................................  $  270.8   $   89.5   $   70.0   $   74.0   $   83.1   $    6.2   $   14.8
                                                       ========   ========   ========   ========   ========   ========   ========
Earnings before extraordinary gain per common share:
  Basic..............................................  $   2.04   $   1.09   $   0.85   $   0.62   $   0.96   $   0.03   $   0.17
  Diluted(3).........................................  $   2.02   $   1.01   $   0.81   $   0.60   $   0.87   $   0.03   $   0.16
Weighted-average shares outstanding:
  Basic..............................................      82.0       82.0       82.0       82.0       82.0       82.0       85.8
  Diluted............................................      83.3       96.4       96.4      101.9      103.0       82.0      107.3
OTHER FINANCIAL DATA:
EBIT(4)..............................................  $  187.1   $  221.0   $  205.4   $  173.9   $  229.6   $   27.2   $   30.8
EBITDA(5)............................................     353.5      406.4      401.6      368.6      435.0       77.4       87.2
Depreciation and amortization........................     166.4      185.4      196.2      194.7      205.5       50.2       56.5
Interest expense, net(6).............................      85.6       90.2       90.1       91.3      102.2       24.1       26.9
Capital expenditures.................................     192.2      194.4      232.5      380.9      428.8      110.7       72.0
OPERATING DATA:
Store data (end of period)
  Company owned and franchised:
    United States....................................     4,973      4,967      4,956      5,151      5,223      5,146      5,209
    Canada...........................................       451        455        467        475        480        476        477
                                                       --------   --------   --------   --------   --------   --------   --------
      Total..........................................     5,424      5,422      5,423      5,626      5,703      5,622      5,686
    Licensees and affiliates.........................     9,961     10,892     11,681     12,612     13,775     12,894     14,059
                                                       --------   --------   --------   --------   --------   --------   --------
      Total worldwide stores.........................    15,385     16,314     17,104     18,238     19,478     18,516     19,745
U.S. same-store merchandise sales growth(7)..........       2.0%       1.4%       1.5%       5.7%       9.1%       9.9%       9.0%
Merchandise gross profit margin......................      35.4%      35.2%      35.3%      34.6%      34.5%      33.2%      34.1%
Gasoline gallons (in millions).......................   1,416.0    1,398.9    1,405.7    1,543.0    1,686.6      402.2      419.0
Gasoline gross profit--cents per gallon..............     13.62      13.45      13.07      13.48      13.25      13.37      12.33
BALANCE SHEET DATA (END OF PERIOD):
Total assets(8)......................................  $2,135.2   $2,083.0   $2,138.6   $2,476.1   $2,685.7   $2,552.0   $2,664.7
Total debt...........................................   1,900.8    1,805.5    1,852.1    1,958.9    2,044.7    2,070.1    1,509.4
Convertible Quarterly Income Debt Securities(9)......     300.0      300.0      300.0      380.0      380.0      380.0      380.0
Total shareholders' equity (deficit).................    (880.8)    (789.0)    (721.5)    (642.2)    (559.6)    (634.4)      (8.6)

----------------------------------
(1) Income tax benefit in 1995 includes an $84.3 million benefit from recognition of the remaining portion of the company's net deferred tax assets. Income tax benefit for the three months ended March 31, 2000 includes $12.5 million benefit in connection with our settlement of certain outstanding tax issues with the IRS.

(2) Net earnings in 1995, 1998 and 1999 (including the three months ended March 31) include extraordinary gains of $103.2 million, $23.3 million and $4.3 million, respectively, in connection with debt redemption.

(3) The Convertible Quarterly Income Debt Securities are not assumed converted for the three months ended March 31, 1999 as they have an antidilutive effect on the period's earnings per share. In addition, stock options are not assumed exercised for the three months ended March 31, 1999 as the average market price of shares was below the exercise price of the options.

(4) EBIT represents net earnings before interest, income taxes, and extraordinary gains. EBIT is not a measure of performance under generally accepted accounting principles, and should not be considered as a substitute for net earnings, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity. We have included information concerning EBIT as one measure of our historical performance and because we believe investors find this information useful. EBIT as defined may not be comparable to similarly titled measures reported by other companies.

(5) EBITDA represents net earnings before interest, income taxes, extraordinary gains and depreciation and amortization. EBITDA is not a measure of performance under generally accepted accounting principles, and should not be considered as a substitute for net earnings, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity. We have included information concerning EBITDA as one measure of our cash flow and historical ability to service debt and because we believe investors find this information useful. EBITDA as defined may not be comparable to similarly titled measures reported by other companies. In addition, EBITDA as defined is not comparable to the similarly titled measure utilized in our debt covenants.

(6) Includes $17.0 million, $10.6 million, $8.8 million, $12.0 million and $11.2 million of interest income and $165,000, $126,000, $572,000,
    $2.3 million and $5.0 million of capitalized interest in 1995, 1996, 1997, 1998 and 1999, respectively. The three months ended March 31, 1999 and 2000 include $2.9 million and $3.0 million of interest income and $648,000 and $565,000 of capitalized interest, respectively.

(7) Excluding the impact of cigarette cost increases passed through to our customers and the extra day from the leap year in the three months ended March 31, 2000, U.S. same-store merchandise sales growth was approximately 4%, 5%, 5% and 6% for 1998, 1999, and the three months ended March 31, 1999 and March 31, 2000, respectively.

(8) Total assets for 1995, 1996, 1997 and 1998 and March 31, 1999 have been reclassified to conform to the December 31, 1999 presentation.

(9) The Convertible Quarterly Income Debt Securities are potentially convertible into a maximum of 20,924,069 shares of common stock. See "Description of Indebtedness" for more information.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS WHEN YOU READ THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED IN THIS PROSPECTUS. THE DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF FACTORS INCLUDING, BUT NOT LIMITED TO, THOSE UNDER "RISK FACTORS" AND "THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS."

GENERAL

    7-Eleven is the world's largest operator, franchisor and licensor of convenience stores. 7-Eleven is also the largest convenience store chain in North America. Over the last several years we have transformed our business model to take advantage of our extensive store base, our widely recognized brand identity and the best practices developed by our affiliate and largest area licensee, Seven-Eleven Japan.

    The key elements of our business model are:

    - a differentiated merchandising strategy;

    - utilization of sophisticated retail information technology;

    - managing distribution to our stores;

    - improving the customer shopping experience; and

    - a unique franchise model.

    In an effort to implement this new business model, we have invested a significant amount of capital into our business. From 1991 through 1996, the amount of capital invested totaled approximately $900 million. The majority of this money was spent remodeling our stores. During this period we sold or closed over 1,400 stores most of which were unprofitable, did not fit into our market development strategy or were too costly to upgrade. The costs associated with these programs had a negative impact on our earnings but improved our store base. Additionally, since the beginning of 1997 we have spent over $1 billion of capital to develop and acquire 541 new stores, design and install a proprietary, state-of-the-art retail information system and to provide new equipment to support our merchandising initiatives. We believe these expenditures have positioned us for sustainable profitable growth.

    The following table sets forth our results of operations and other financial data for the periods indicated. We report all sales and gross profit from franchised stores in our consolidated results and record as an expense a percentage of the gross profit generated by the franchised stores. In accordance with Statement of Financial Accounting Standards No. 15 ("SFAS No. 15"), we do not recognize interest expense on our debentures in our statement of earnings. These debentures are recorded at an amount equal to the future undiscounted cash payments, both principal and interest. Accordingly, the cash interest payments are charged against the recorded amount of the debentures and are not treated as interest expense. Except where noted, all per store numbers refer to an average of all stores rather than only stores open more than one year.

                                                                                THREE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,           MARCH 31,
                                               ------------------------------   -------------------
                                                 1997       1998       1999       1999       2000
                                               --------   --------   --------   --------   --------
                                                                                    (UNAUDITED)
                                                         (IN MILLIONS, EXCEPT OTHER DATA)
Net sales:
  Merchandise................................  $5,181.8   $5,573.6   $6,216.1   $1,361.8   $1,509.3
  Gasoline...................................   1,789.4    1,684.2    2,035.6      408.3      603.3
                                               --------   --------   --------   --------   --------
    Total net sales..........................   6,971.2    7,257.8    8,251.7    1,770.1    2,112.6
Gross profit:
  Merchandise................................   1,828.4    1,927.6    2,142.4      451.8      514.8
  Gasoline...................................     183.8      208.1      223.4       53.8       51.6
                                               --------   --------   --------   --------   --------
    Total gross profit.......................   2,012.2    2,135.7    2,365.8      505.6      566.4
Other income.................................      89.4       92.0       97.8       22.1       24.8
Franchisee gross profit expense..............     524.9      551.0      612.2      128.7      146.8
Operating, selling, general and
  administrative expense ("OSG&A")...........   1,371.3    1,502.8    1,621.9      371.8      413.7
Interest expense, net........................      90.1       91.3      102.2       24.1       26.9
Income tax expense (benefit).................      45.3       31.9       48.5        1.2      (11.0)
Earnings before extraordinary gain...........      70.0       50.7       78.8        1.9       14.8
Extraordinary gain...........................        --       23.3        4.3        4.3         --
Net earnings.................................  $   70.0   $   74.0   $   83.1   $    6.2   $   14.8
                                               ========   ========   ========   ========   ========
Earnings before extraordinary gain per common
  share
  Basic......................................  $   0.85   $   0.62   $   0.96   $   0.03   $   0.17
  Diluted....................................  $   0.81   $   0.60   $   0.87   $   0.03   $   0.16
OTHER DATA:
Stores at end of period......................     5,423      5,626      5,703      5,622      5,686
Merchandise sales growth--U.S. same store....      1.5%       5.7%       9.1%       9.9%       9.0%
Merchandise gross profit margin..............     35.3%      34.6%      34.5%      33.2%      34.1%
Merchandise gross profit growth--per store...      2.3%       3.2%       8.8%       6.0%      12.6%
Gasoline gallon sales growth--per store......     (0.6%)      4.2%       3.5%       6.8%      (0.6%)
Gasoline gross profit margin--cents per
  gallon.....................................     13.07      13.48      13.25      13.37      12.33
Gasoline gross profit growth--per store......     (3.5%)      7.5%       1.7%      14.7%      (8.3%)
Average retail price of gasoline per
  gallon.....................................  $   1.27   $   1.09   $   1.21   $   1.02   $   1.44
OSG&A % of net sales.........................     19.7%      20.7%      19.7%      21.0%      19.6%

    Excluding the impact of the proceeds from this offering, we expect net interest expense in 2000 to decrease by approximately $21 million as compared to 1999 based on anticipated levels of debt and interest rate projections. The reduced interest expense is primarily attributable to a $540 million investment by IYG Holding we received on March 16, 2000, the net proceeds of which we used to reduce our debt. See "--Liquidity and Capital Resources" for more information.

    In 1999, approximately $56 million of other income consisted of royalties from area license agreements with Seven-Eleven Japan. One year following the final repayment of our 1988 Yen-denominated loan, currently projected for 2001, royalty payments from Seven-Eleven Japan will be reduced by approximately two-thirds in accordance with the terms of the amended license agreement.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 2000 TO THREE MONTHS ENDED MARCH 31,
  1999

    NET SALES

    Net sales for the three months ended March 31, 2000 were $2,112.6 million, an increase of $342.5 million, or 19.3%, from $1,770.1 million for the three months ended March 31, 1999. This increase was attributable to growth in both merchandise and gasoline sales.

    Merchandise sales for the three months ended March 31, 2000 were $1,509.3 million, an increase of $147.5 million, or 10.8%, from $1,361.8 million for the three months ended March 31, 1999. This increase was primarily attributable to U.S. same-store merchandise sales growth of 9.0% and our operating an average of 68 additional stores in the three months ended March 31, 2000 as compared to the same period in 1999. Excluding the impact of cigarette cost increases passed through to customers and the extra day from the leap year, our U.S. same-store merchandise sales were approximately 6% higher for the three months ended
March 31, 2000 as compared to the same period in 1999. Categories contributing to U.S. same-store merchandise sales growth were trading cards, prepaid phone cards, non-carbonated beverages, coffee, services and beer/wine. This growth was, in part, offset by slight decreases in the sales of dairy products and newspapers.

    Gasoline sales for the three months ended March 31, 2000 were $603.3 million, an increase of $194.9 million, or 47.7%, from $408.3 million for the three months ended March 31, 1999. This increase was primarily attributable to a higher average retail price of gasoline and our operating an average of 104 additional stores that sell gasoline during the three months ended March 31, 2000 as compared to the same period in 1999. During the three months ended
March 31, 2000, the average retail price of gasoline was $1.44 per gallon, a $0.42 increase from $1.02 per gallon for the same period in 1999. Average gallons sold per store declined 0.6% during the three months ended March 31, 2000 as compared to the same period in 1999. This decline was the result of our pricing strategy of maximizing our gross profit dollars instead of volume. We sold 419.0 million gallons in the three months ended March 31, 2000, an increase of 16.8 million gallons, or 4.2%, from 402.2 million gallons for the same period in 1999.

    GROSS PROFIT

    Gross profit for the three months ended March 31, 2000 was $566.4 million, an increase of $60.9 million, or 12.0%, from $505.6 million for the three months ended March 31, 1999. This increase was attributable to increased merchandise gross profit, which was offset, in part, by a decline in gasoline gross profit.

    Merchandise gross profit for the three months ended March 31, 2000 was $514.8 million, an increase of $63.0 million, or 13.9%, from $451.8 million for the three months ended March 31, 1999. This increase was primarily attributable to higher U.S. same-store merchandise sales, a higher merchandise gross profit margin and our operating a larger number of stores. Gross profit margin increased to 34.1% for the three months ended March 31, 2000 from 33.2% for the same period in 1999. This margin increase was primarily attributable to increased sales in several higher margin categories, including trading cards, coffee, services and non-carbonated beverages. As a result, merchandise gross profits per store increased 12.6% for the three months ended March 31, 2000 as compared to the same period in 1999.

    Gasoline gross profit for the three months ended March 31, 2000 was $51.6 million, a decrease of $2.1 million, or 4.0%, from $53.8 million for the three months ended March 31, 1999. This decline in gasoline gross profit was the result of a decrease in gasoline gross profit margin to 12.33 cents per gallon for the three months ended March 31, 2000 from 13.37 cents per gallon for the same period in 1999, which was primarily due to wholesale costs rising at a faster rate than retail prices. As a result, gasoline gross profits per store declined 8.3% for the three months ended March 31, 2000 as compared to the same period in 1999.

    OTHER INCOME

    Other income for the three months ended March 31, 2000 was $24.8 million, an increase of $2.6 million, or 12.0%, from $22.1 million for the three months ended March 31, 1999. This increase was attributable to increased franchise fees associated with more stores being franchised. In addition, royalty income from our area licensees increased as a result of higher sales at stores operated by licensees and an increase in the number of such stores.

    FRANCHISEE GROSS PROFIT EXPENSE

    Franchisee gross profit expense for the three months ended March 31, 2000 was $146.8 million, an increase of $18.1 million, or 14.0%, from $128.7 million for the three months ended March 31, 1999. The increase was due to higher gross profit at franchised stores.

    OSG&A

    OSG&A for the three months ended March 31, 2000 was $413.7 million, an increase of $41.9 million, or 11.3%, from $371.8 million for the three months ended March 31, 1999. This increase was primarily attributable to the cost of operating a larger number of stores, approximately $10 million of incremental costs related to the implementation of our proprietary retail information system and additional costs related to implementing other strategic initiatives.

    The ratio of OSG&A to net sales decreased to 19.6% for the three months ended March 31, 2000 from 21.0% for the three months ended March 31, 1999. Excluding the impact of the higher average retail price of gasoline in the three months ended March 31, 2000, the ratio of OSG&A to net sales increased to 21.4% from 21.0% for the same period in 1999.

    INTEREST EXPENSE, NET

    Net interest expense for the three months ended March 31, 2000 was $26.9 million, an increase of $2.8 million, or 11.7%, from $24.1 million for the three months ended March 31, 1999. This increase was primarily attributable to higher borrowing levels that we incurred to finance new store development and other initiatives, combined with slightly higher interest rates on our floating rate debt. The increase was partially offset by a reduction in interest expense for the three months ended March 31, 2000 resulting from the repayment of borrowings with proceeds from our sale of common stock to IYG Holding on March 16, 2000.

    INCOME TAX EXPENSE/BENEFIT

    Income tax benefit for the three months ended March 31, 2000 was $11.0 million, compared to a $1.2 million expense for the three months ended March 31, 1999. This decrease was primarily attributable to a non-recurring benefit of $12.5 million recorded in the three months ended March 31, 2000, which resulted from a settlement with the Internal Revenue Service related to audits of our federal income taxes for the 1992 through 1995 tax years. Excluding the income tax credit, our effective tax rate was 39.5% for the three months ended
March 31, 2000 compared to 39.6% in the same period 1999.

    EXTRAORDINARY GAIN

    In the first quarter of 1999, we redeemed $19.4 million of our debentures resulting in a $4.3 million after-tax gain. This gain resulted from the retirement of future undiscounted interest payments as recorded under SFAS No. 15, combined with repurchasing a portion of the debentures below their face amount.

    NET EARNINGS

    Net earnings for the three months ended March 31, 2000 were $14.8 million, an increase of $8.7 million, or 140.3%, from $6.2 million for the three months ended March 31, 1999. Net earnings for the three months ended March 31, 2000 included the $12.5 million tax benefit discussed above. Net earnings for the three months ended March 31, 1999 included the $4.3 million extraordinary gain discussed above. Excluding these non-recurring items, net earnings were $2.3 million for the three months ended March 31, 2000, an increase of $0.5 million, or 24.1%, from $1.9 million for the same period in 1999.

COMPARISON OF 1999 TO 1998

    NET SALES

    Net sales for 1999 were $8,251.7 million, an increase of $993.9 million, or 13.7%, from $7,257.8 million in 1998. This increase was attributable to growth in both merchandise and gasoline sales.

    Merchandise sales for 1999 were $6,216.1 million, an increase of $642.5 million, or 11.5%, from $5,573.6 million in 1998. This increase was primarily attributable to U.S. same-store merchandise sales growth of 9.1% and our operating an average of 121 additional stores in 1999 as compared to 1998. Excluding the impact of cigarette cost increases passed through to customers, our U.S. same-store merchandise sales were approximately 5% higher in 1999 as compared to 1998. Categories contributing to U.S. same-store merchandise sales growth were prepaid phone cards, trading cards and non-carbonated beverages. These increases were primarily the result of new product introductions. This growth was offset, in part, by decreases in the sales of newspapers, carbonated beverages and prepackaged bakery goods.

    Gasoline sales for 1999 were $2,035.6 million, an increase of $351.4 million, or 20.9%, from $1,684.2 million in 1998. This increase was primarily attributable to a higher average retail price of gasoline, higher average gallons sold per store and our operating an average of 118 additional stores that sold gasoline during 1999 as compared to 1998. During 1999, the average retail price of gasoline was $1.21 per gallon, a $0.12 increase from $1.09 per gallon in 1998. Average gallons sold per store increased 3.5% in 1999 as compared to 1998. We sold 1,686.6 million gallons in 1999, an increase of
143.6 million gallons, or 9.3%, from 1,543.0 million gallons in 1998.

    GROSS PROFIT

    Gross profit for 1999 was $2,365.8 million, an increase of $230.2 million, or 10.8%, from $2,135.7 million in 1998. This increase was attributable to increases in both merchandise and gasoline gross profit.

    Merchandise gross profit for 1999 was $2,142.4 million, an increase of $214.8 million, or 11.1%, from $1,927.6 million in 1998. This increase was primarily attributable to higher U.S. same-store merchandise sales and our operating a larger number of stores. Our gross profit margin was 34.5% in 1999 as compared to 34.6% in 1998. This margin decline was principally the result of lower gross margin on cigarettes due to wholesale and retail price increases. While our margin on cigarettes decreased in 1999, per store gross profits generated from cigarette sales increased primarily due to more effective merchandising. Somewhat offsetting the margin decline was the successful introduction of new higher margin products including Pokemon trading cards, 7-Eleven Frut Cooler-TM- and 7-Eleven

Bakery Stix-TM-, combined with increased sales of some traditional higher margin products, such as coffee and non-carbonated beverages.

    Gasoline gross profit for 1999 was $223.4 million, an increase of $15.4 million, or 7.4%, from $208.1 million in 1998, which represents an increase of 1.7% per store. This increase in gasoline gross profit was primarily attributable to higher gallons sold per store and our operating a larger number of gasoline stores in 1999 as compared to 1998, which was partially offset by a decline in gasoline gross profit margin to 13.25 cents per gallon in 1999 from
13.48 cents per gallon in 1998. This margin decrease was primarily attributable to higher wholesale gasoline costs.

    OTHER INCOME

    Other income for 1999 was $97.8 million, an increase of $5.8 million, or 6.3%, from $92.0 million in 1998. This increase was attributable to increased franchise fees associated with more stores being franchised. In addition, royalty income from our area licensees increased as a result of higher sales at stores operated by licensees and an increase in the number of such stores.

    FRANCHISEE GROSS PROFIT EXPENSE

    Franchisee gross profit expense for 1999 was $612.2 million, an increase of $61.2 million, or 11.1%, from $551.0 million in 1998. This increase was due to higher gross profit at franchised stores.

    OSG&A

    OSG&A for 1999 was $1,621.9 million, an increase of $119.1 million, or 7.9%, from $1,502.8 million in 1998. This increase was primarily attributable to higher store labor costs, the costs of operating a larger number of stores, approximately $40 million of incremental costs related to the implementation of our proprietary retail information system and additional costs associated with other strategic initiatives.

    The ratio of OSG&A to net sales decreased to 19.7% for 1999 from 20.7% for 1998. In 1999, OSG&A included a credit of $14.0 million related to environmental legislation changes in California, which was partially offset by $4.7 million of severance expenses. In 1998, OSG&A included $14.1 million associated with the write-offs of computer equipment and development costs and $7.6 million in severance and related costs. After adjusting for these items and excluding the impact of the higher average retail price of gasoline in 1999, the ratio of OSG&A to net sales declined to 20.3% in 1999 from 20.4% in 1998.

    INTEREST EXPENSE, NET

    Net interest expense for 1999 was $102.2 million, an increase of $10.9 million, or 12.0%, from $91.3 million in 1998. This increase was primarily attributable to higher borrowing levels that we incurred to finance new store development, other initiatives and the redemption of a total of $65 million of our debentures in the fourth quarter of 1998 and first quarter of 1999. See "--Extraordinary Gain" for more information. We accounted for the redeemed debentures in accordance with SFAS No. 15; accordingly, we did not recognize interest expense on these debentures in our statement of earnings. As a result, interest expense on debt used to redeem our debentures increased our reported interest expense.

    INCOME TAX EXPENSE/BENEFIT

    Income tax expense on earnings before extraordinary gains for 1999 was $48.5 million compared to $31.9 million in 1998. Our effective tax rate was 38.1% in 1999 compared to 38.6% in 1998.

    EXTRAORDINARY GAIN

    In 1999, we redeemed $19.4 million of our debentures resulting in a $4.3 million after-tax gain. During 1998, we redeemed $45.6 million of our debentures resulting in a $23.3 million after-tax gain. These gains resulted from the retirement of future undiscounted interest payments as recorded under SFAS No. 15, combined with repurchasing a portion of the debentures below their face amount.

    NET EARNINGS

    Net earnings for 1999 were $83.1 million, an increase of $9.1 million, or 12.2%, from $74.0 million in 1998. Net earnings for 1999 included the $4.3 million extraordinary gain discussed above. Net earnings for 1998 included the $23.3 million extraordinary gain discussed above. Excluding these extraordinary gains, net earnings for 1999 were $78.8 million, an increase of $28.1 million, or 55.4%, from $50.7 million in 1998. The credit and charges discussed in OSG&A affected net earnings for both 1999 and 1998.

COMPARISON OF 1998 TO 1997

    NET SALES

    Net sales for 1998 were $7,257.8 million, an increase of $286.6 million, or 4.1%, from $6,971.2 million in 1997. This increase was attributable to growth in merchandise sales, which was offset, in part, by a decrease in gasoline sales.

    Merchandise sales for 1998 were $5,573.6 million, an increase of $391.8 million, or 7.6%, from $5,181.8 million in 1997. This increase was primarily attributable to U.S. same-store merchandise sales growth of 5.7% and our operating an average of 119 additional stores in 1998 as compared to 1997. Excluding cigarette cost increases passed through to customers, our U.S. same-store merchandise sales were approximately 4% higher in 1998 as compared to 1997. Categories contributing to U.S. same-store merchandise sales growth were frozen beverages, fresh foods, non-carbonated drinks, prepaid phone cards and coffee. This growth was offset, in part, by decreases in the sales of newspapers, carbonated beverages and prepackaged bakery goods.

    Gasoline sales for 1998 were $1,684.2 million, a decrease of $105.2 million, or 5.9%, from $1,789.4 million in 1997. This decrease was primarily attributable to a lower average retail price of gasoline, which was offset, in part, by increased average gallons sold per store and our operating an average of 106 additional gasoline stores in 1998 as compared to 1997. In 1998, the average retail price of gasoline was $1.09 per gallon, an $0.18 decrease, or 14.2%, from $1.27 per gallon in 1997. Average gallons of gasoline sold per store increased 4.2% in 1998 as compared to 1997. We sold a total of 1,543.0 million gallons in 1998, an increase of 137.3 million gallons, or 9.8%, from 1,405.7 million gallons in 1997.

    GROSS PROFIT

    Gross profit for 1998 was $2,135.7 million, an increase of $123.5 million, or 6.1%, from $2,012.2 million in 1997. This increase was attributable to increases in both merchandise gross profit and gasoline gross profit.

    Merchandise gross profit for 1998 was $1,927.6 million, an increase of $99.2 million, or 5.4%, from $1,828.4 million in 1997. This increase was due to a combination of higher U.S. same-store merchandise sales and our operating a larger number of stores, partially offset by a decline in gross profit margin to 34.6% in 1998 from 35.3% in 1997. This margin decline was principally the result of product cost increases, continuing refinement of our everyday fair price strategy and introductory costs associated with new product offerings, combined with the further rollout of our fresh food program.

    Gasoline gross profit for 1998 was $208.1 million, an increase of $24.3 million, or 13.2%, from $183.8 million in 1997, which represents an increase of 7.5% per store. This increase in gasoline gross profit was primarily attributable to our operating a larger number of gasoline stores, higher gallons sold per store and an increase in gasoline gross profit margin. Gasoline gross profit margin increased to 13.48 cents per gallon in 1998 from 13.07 cents per gallon in 1997. This increase was attributable to lower wholesale gasoline costs.

    OTHER INCOME

    Other income for 1998 was $92.0 million, an increase of $2.6 million, or 2.9%, from $89.4 million in 1997. This increase was attributable to increases in royalty income from our area licensees, which increased as a result of higher sales at stores operated by area licensees and an increase in the number of such stores.

    FRANCHISEE GROSS PROFIT EXPENSE

    Franchisee gross profit expense for 1998 was $551.0 million, an increase of $26.1 million, or 5.0%, from $524.9 million in 1997. This increase was primarily attributable to higher gross profit among franchised stores.

    OSG&A

    OSG&A for 1998 was $1,502.8 million, an increase of $131.5 million, or 9.6%, from $1,371.3 million in 1997. This increase was primarily attributable to higher store labor costs, the costs of operating a larger number of stores, approximately $9 million of incremental costs related to the implementation of our proprietary retail information system and additional costs associated with other strategic initiatives.

    The ratio of OSG&A to net sales increased to 20.7% in 1998 from 19.7% in 1997. In 1998, OSG&A included $14.1 million associated with the write-offs of computer equipment and development costs and $7.6 million in severance expenses. After adjusting for these items and excluding the impact of the higher average retail price of gasoline in 1997, the ratio of OSG&A to net sales was approximately 19.7% for both periods.

    INTEREST EXPENSE, NET

    Net interest expense for 1998 was $91.3 million, an increase of $1.2 million, or 1.3%, from $90.1 million in 1997. This increase was primarily attributable to our slightly higher average debt balance in 1998, combined with the redemption of a portion of our debentures. See
"--Extraordinary Gain" for more information. We accounted for the redeemed debentures in accordance with SFAS No. 15; accordingly, we did not recognize interest expense on these debentures in our statements of earnings. As a result, interest expense on debt used to redeem our debentures increased our reported interest expense.

    INCOME TAX EXPENSE/BENEFIT

    Income tax expense on earnings before extraordinary gains for 1998 was $31.9 million compared to $45.3 million in 1997. Our effective tax rate was 38.6% in 1998 compared to 39.2% in 1997.

    EXTRAORDINARY GAIN

    During 1998, we redeemed $45.6 million of our debentures, resulting in a $23.3 million after-tax gain. These gains resulted from the retirement of future undiscounted interest payments as recorded under SFAS No. 15, combined with repurchasing a portion of the debentures below their face amount.

    NET EARNINGS

    Net earnings for 1998 were $74.0 million, an increase of $4.0 million, or 5.7%, from $70.0 million in 1997. Net earnings for 1998 included the $23.3 million extraordinary gain discussed above. Excluding this non-recurring item, net earnings for 1998 were $50.7 million, a decrease of $19.3 million, or 27.6%, from $70.0 million in 1997. Net earnings for 1998 were affected by the charges discussed in OSG&A.

SEASONALITY

    Weather conditions tend to have a significant impact on our sales because our customers tend to purchase more and higher profit margin products when weather conditions are favorable. Consequently, our results are seasonal, and the typically warmer second and third quarters are our better-performing quarters.

    The following table is derived from our unaudited consolidated condensed financial statements and presents the unaudited quarterly net sales, gross profit, EBIT, EBITDA and cash flows provided by operating activities for each of our fiscal quarters in 1998, 1999 and the first quarter in 2000. In our opinion, all adjustments necessary for a fair presentation have been made. The first quarter of 1998 includes an expense of $11.8 million resulting from a computer equipment lease termination and an accrual of $7.1 million for severance expenses. The third and fourth quarters of 1999 include credits of approximately $10 million and $4 million resulting from environmental legislative changes in California. The fourth quarter of 1999 also includes a termination benefit accrual of $4.7 million.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                 1998                                        1999                        2000
                               -----------------------------------------   -----------------------------------------   --------
                                  Q1         Q2         Q3         Q4         Q1         Q2         Q3         Q4         Q1
                               --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                        (IN MILLIONS)
Net sales:
  Merchandise................   $1,204    $ 1,421     $1,556     $1,393     $1,362     $1,585     $1,695     $1,574     $1,510
  Gasoline...................      391        424        444        425        408        504        548        576        603
                                ------    -------     ------     ------     ------     ------     ------     ------     ------
    Total net sales..........    1,595      1,845      2,000      1,818      1,770      2,089      2,243      2,150      2,113
Gross profit:
  Merchandise................      411        502        546        469        452        553        596        541        515
  Gasoline...................       43         44         59         62         54         60         53         57         51
                                ------    -------     ------     ------     ------     ------     ------     ------     ------
    Total gross profit.......      454        546        605        531        506        613        649        598        566
EBIT(1)......................        3         64         80         27         27         73         88         41         31
EBITDA(2)....................       51        111        130         77         77        125        140         93         87
Cash flows provided by (used
  in) operating activities...       29         97        104          3         (8)       128        126         35         23

                                                 1998                                        1999
                               -----------------------------------------   -----------------------------------------
                                  Q1         Q2         Q3         Q4         Q1         Q2         Q3         Q4
                               --------   --------   --------   --------   --------   --------   --------   --------
                                                             (PERCENT OF ANNUAL TOTAL)
Net sales:
  Merchandise................     21.6%      25.5%      27.9%      25.0%      21.9%      25.5%      27.3%      25.3%
  Gasoline...................     23.2       25.2       26.4       25.2       20.1       24.7       26.9       28.3
    Total net sales..........     22.0       25.4       27.6       25.0       21.5       25.3       27.2       26.1
Gross profit:
  Merchandise................     21.3       26.0       28.3       24.3       21.1       25.8       27.8       25.2
  Gasoline...................     20.9       21.0       28.3       29.8       24.1       26.9       23.6       25.4
    Total gross profit.......     21.3       25.6       28.3       24.8       21.4       25.9       27.4       25.3
EBIT(1)......................      1.8       36.6       46.0       15.6       11.8       31.9       38.4       17.9
EBITDA(2)....................     13.7       30.2       35.2       20.9       17.8       28.7       32.1       21.4

------------------------------

(1) EBIT represents net earnings before interest, income taxes and extraordinary gains. EBIT is not a measure of performance under generally accepted accounting principles, and should not be considered as a substitute for net earnings, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity. We have included information concerning EBIT as one measure of our historical performance and because we believe investors find this information useful. EBIT as defined may not be comparable to similarly titled measures reported by other companies.

(2) EBITDA represents net earnings before interest, income taxes, extraordinary gains and depreciation and amortization. EBITDA is not a measure of performance under generally accepted accounting principles, and should not be considered as a substitute for net earnings, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles, or as a measure of profitability or liquidity. We have included information concerning EBITDA as one measure of our cash flow and historical ability to service debt and because we believe investors find this information useful. EBITDA as defined may not be comparable to similarly titled measures reported by other companies. In addition, EBITDA as defined is not comparable to the similarly titled measure utilized in our debt covenants.

LIQUIDITY AND CAPITAL RESOURCES

    The majority of our working capital is provided from three sources:

    - cash flows generated from our operating activities;

    - a $650 million commercial paper facility, guaranteed by Ito-Yokado; and

    - short-term seasonal borrowings of up to $400 million under our revolving credit facility.

    We believe that operating activities, coupled with available short-term working capital facilities, will provide sufficient liquidity to fund operating and capital expenditure programs, as well as to service debt requirements. We expect capital expenditures for 2000, excluding lease commitments, to be in excess of $325 million.

    Our $400 million revolving credit facility was made available to us under an unsecured credit agreement with a group of lenders. A sublimit of $150 million for letters of credit is included in the revolving credit facility. To the extent outstanding letters of credit are less than the $150 million maximum, the excess availability can be used for additional borrowings under the revolving credit facility. The credit agreement also included a $225 million term loan, the balance of which was paid in full on March 16, 2000. The covenant levels established by the credit agreement generally require continuing improvement in our financial condition. In March 1999, our creditors amended the financial covenant levels required by these instruments in order to provide us with the flexibility to continue our strategic initiatives, including store growth. In connection with these amendments, we agreed to change the interest rate on borrowings to a reserve-adjusted Eurodollar rate plus .475% instead of the previous increment of .225%.

    On March 16, 2000, IYG Holding purchased 22,736,842 newly issued shares of our common stock for $540 million, or $23.75 per share, in a private placement transaction. We used the net proceeds from this transaction to repay the outstanding balance on our bank term loan, to repay the outstanding balance of our bank revolver and to reduce indebtedness under our commercial paper facility.

    In December 1999 and January 2000, we entered into sale-leaseback agreements for 63 of our store properties whereby we sold land, buildings and related improvements which were then leased back to us. We received net proceeds of $57.3 million and $71.9 million on the sale of 30 and 33 stores in December 1999 and the first quarter of 2000, respectively. The sales resulted in an aggregate of approximately $22 million of deferred gains, which we will recognize on a straight-line basis over the initial term of the leases. We used all of the proceeds from these transactions to pay down our revolving credit facility.

    In August 1999, we entered into a leasing facility that will provide up to $100 million of off-balance-sheet financing to be used for the construction of new stores. Funding under this facility is available through August of 2001 with a final maturity of the leases of February 2005. As of March 31, 2000, $38.1 million was funded under this facility.

    CASH FROM OPERATING ACTIVITIES.

    Net cash provided by operating activities was $22.8 million for the three months ended March 31, 2000 compared to a use of $7.6 million for the three months ended March 31, 1999, an increase of $30.4 million. Net cash provided by operating activities was $281.9 million for 1999 compared to $232.8 million for 1998, an increase of $49.1 million. These increases are primarily attributable to increased levels of net earnings as adjusted for non-cash items and, in the quarterly comparison, changes in certain balance sheet amounts. Changes in working capital for the quarterly comparison include the payment of a previously accrued claim, an increase in advances for RIS equipment awaiting quarterly funding under a master lease facility and a payment associated with transferring our obligation for long-term disability coverage to a third party insurer, all of which are non-recurring items that occurred in the three months ended
March 31, 1999.

    CASH FROM INVESTING ACTIVITIES

    Net cash provided by investing activities was $1.3 million for the three months ended March 31, 2000 compared to a use of $104.2 million for the three months ended March 31, 1999. Capital expenditures were $72.0 million for the three months ended March 31, 2000 compared to $110.7 million for the same period in 1999. In addition, we received $71.9 million of net proceeds from a sale-leaseback transaction during the three months ended March 31, 2000.

    Net cash used in investing activities was $350.2 million in 1999, compared to $396.8 million in 1998. Capital expenditures were $428.8 million in 1999 compared to $380.9 million in 1998. In addition, net cash used in investing activities in 1998 included $32.9 million that we spent to acquire two businesses. We received net proceeds of $57.3 million from a sale leaseback transaction in 1999.

    Capital expenditures for each of the periods were used for new store development, continued implementation of our retail information system, new equipment to support merchandising initiatives, maintaining, remodeling and upgrading store and gasoline facilities' image and equipment and compliance with environmental regulations.

    CASH FROM FINANCING ACTIVITIES

    Net cash used in financing activities was $1.1 million for the three months ended March 31, 2000, compared to cash provided by financing activities of $108.6 million for the three months ended March 31, 1999. Net cash provided by financing activities was $58.1 million for 1999, compared to $164.0 million in 1998.

    Net repayments under commercial paper and revolving credit facilities totaled $416.2 million for the three months ended March 31, 2000, compared to net borrowings of $150.6 million for the same period in 1999. Net long-term debt repayments for the three months ended March 31, 2000 were $131.2 million compared to $31.8 million for the same period in 1999. Cash from financing activities for the three months ended March 31, 2000 also included
$539.7 million in net proceeds from issuance of common stock that we used to pay down debt.

    During 1999 and 1998, net borrowings under commercial paper and revolving credit facilities were $210.8 million and $199.7 million, respectively. Net long-term debt repayments for 1999 were $147.4 million compared to $57.9 million for 1998. Additionally, in 1998 we received $80 million from the issuance of QUIDS, $65 million of which was restricted to and used for the repurchase of debentures in the fourth quarter of 1998 and the first quarter of 1999. Such amounts are not reflected in our statements of cash flow.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    The following discussion summarizes the financial and derivative instruments we held as of March 31, 2000 which are sensitive to changes in interest rates, foreign exchange rates and equity prices. We use interest-rate swaps to manage the primary market exposures associated with underlying liabilities and anticipated transactions. We use these instruments to reduce risk by essentially creating offsetting market exposures. In addition, our two yen-denominated loans serve effectively to hedge our exposure to yen-dollar currency fluctuations. The instruments we hold are not leveraged and are held for purposes other than trading. On March 16, 2000 we received $540 million in proceeds from a private placement transaction. We used these proceeds to reduce floating rate debt which has lowered our exposure to interest rate risk. See "--Liquidity and Capital Resources" for more information.

    In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk and are not represented in this discussion.

    INTEREST-RATE RISK MANAGEMENT.

    The table below presents descriptions of the floating-rate financial instruments and interest-rate-derivative instruments we held at March 31, 2000. We entered into an interest-rate swap to achieve the appropriate level of variable and fixed-rate debt as approved by senior management. Under the interest-rate swap, we agreed with other parties to exchange the difference between fixed-rate and floating-rate interest amounts on a quarterly basis.

    For the debt, the table below presents principal cash flows that exist by maturity date and the related average interest rate. For the swap, the table presents the notional amounts outstanding and expected interest rates that exist by contractual dates. We used the notional amount to calculate the contractual payments to be exchanged under the contract and estimated the variable rates based on implied forward rates in the yield curve at the reporting date. Additionally, the interest rate on the bank debt reflects a LIBOR margin of 47.5 basis points as prescribed in the credit agreement.

                                      2000       2001       2002       2003       2004     THEREAFTER    TOTAL     FAIR VALUE
                                    --------   --------   --------   --------   --------   ----------   --------   ----------
                                                                      (DOLLARS IN MILLIONS)
Floating-rate financial
  instruments:
  Commercial paper................    $116       $  0       $  0       $  0       $  0        $350        $466        $466
    Average interest rate.........     7.3%       7.4%       7.3%       7.3%       7.3%        7.3%        7.3%

Interest-rate derivatives:
  Notional amount.................    $250       $250       $250       $250       $250        $  0        $250        $  8
  Average pay rate................     6.1%       6.1%       6.1%       6.1%       6.1%          0%        6.1%
  Average receive rate............     7.3%       7.4%       7.3%       7.3%       7.3%        7.3%        7.3%

    The $8 million fair value of the interest-rate swap represents an estimate of the amount we would receive from the counterparty if we chose to terminate the swap as of March 31, 2000. See Note 11 to the Consolidated Financial Statements for detailed information on floating-rate and fixed-rate liabilities as well as fair value and derivative discussions.

    As of March 31, 2000, approximately 31% of our debt contained floating rates that will be unfavorably impacted by rising interest rates. We have effectively eliminated 54% of our exposure to rising interest rates through an interest rate swap agreement. The weighted-average interest rate for such debt, including the impact of the interest rate swap agreement, was 6.2% for three months ended March 31, 2000 as compared to 5.4% for the same period in 1999.

    INTEREST RATE SWAP AGREEMENT

    In February 1999, we amended the terms of an interest rate swap agreement. The terms of the amended agreement fixes the interest rate on $250 million notional principal of existing floating rate debt at 6.1% through February 2004.

    FOREIGN-EXCHANGE RISK MANAGEMENT.

    We recorded nearly $73 million in royalty income in 1999 that could have been impacted by fluctuating exchange rates. Approximately 77% of such royalties were from area license agreements with Seven-Eleven Japan. Seven-Eleven Japan royalty income will not fluctuate with exchange rate movements since we have effectively hedged this exposure by using the royalty income to make principal and interest payments on our yen-denominated loans. See "Description of Indebtedness." We are exposed to fluctuating exchange rates on the non-Seven-Eleven Japan portion of our royalties earned in foreign currency, but based on current estimates, future risk is not material.

    We have several wholly- or partially-owned foreign subsidiaries and are susceptible to exchange-rate risk on earnings from these subsidiaries. Based on current estimates, we do not consider future foreign-exchange risk associated with these subsidiaries to be material.

    EQUITY-PRICE RISK MANAGEMENT

    We hold equity securities of other companies, which are classified as available for sale and are carried on our consolidated balance sheet at fair value. Changes in fair value are recognized as other comprehensive earnings, net of tax, as a separate component of shareholders' equity. At March 31, 2000, we held the following available-for-sale marketable equity securities:

                                                          COST          FAIR VALUE
                                                        --------   ---------------------
                                                                   (DOLLARS IN MILLIONS)
326,700 shares of Affiliated Computer Services, Inc.
  common stock........................................     $0              $12.4
151,452 shares of common stock of Precept's Business
  Computer Services, Inc..............................     $0              $ 0.3

    The Affiliated Computer stock was obtained in 1988 as partial consideration for our entering into a mainframe data processing contract with Affiliated Computer. At the time, Affiliated Computer was a privately held start-up company, and, accordingly, the stock was valued with no cost. Subsequently, Affiliated Computer became a public company and Precept Business Services, Inc. was spun off from Affiliated Computer and also became a public company.

OTHER ISSUES

    ENVIRONMENTAL

    In December 1988, we closed our chemical manufacturing facility in New Jersey. We are required to conduct environmental remediation at the facility, including groundwater monitoring and treatment for a projected 15-year period, which commenced in 1998. We have recorded undiscounted liabilities, representing our best estimates of the clean-up costs, of $6.5 million at March 31, 2000. In 1991, we entered into a settlement agreement with the former owner of the facility pursuant to which the former owner agreed to pay a substantial portion of the clean-up costs. Based on the terms of the settlement agreement and the financial resources of the former owner, we have a receivable recorded of $4.1 million at March 31, 2000.

    Additionally, we accrue for the anticipated future costs and the related probable state reimbursement amounts for remediation activities at our existing and previously operated gasoline sites where releases of regulated substances have been detected. At March 31, 2000, our estimated undiscounted liability for these sites was $27.9 million. This estimate is based on our prior experience with gasoline sites and contractors who perform environmental assessment and remediation work as well as other factors such as the age of the tanks and the location of tank sites. We anticipate that substantially all of the future remediation costs for detected releases of regulated substances at these sites as of March 31, 2000 will be incurred within the next four to five years.

    Under state reimbursement programs, we are eligible to receive reimbursement for a portion of future remediation costs, as well as a portion of remediation costs previously paid. Accordingly, at March 31, 2000, we had recorded a net receivable of $49.7 million based on the estimated state reimbursements. In assessing the probability of state reimbursements, we take into consideration each state's fund balance, revenue sources, existing claim backlog, status of clean-up activity and claim ranking systems. As a result of these assessments, the recorded receivable amount is net of an allowance of $7.9 million.

    While there is no assurance of the timing of the receipt of state reimbursement funds, based on our experience we expect to receive the majority of state reimbursement funds, except from California, within one to three years after our payment of eligible remediation expenses. This time period assumes that the state administrative procedures for processing such reimbursements have been fully developed. Because of recent legislative changes in California, we estimate that we will receive reimbursement of our identified remediation within one to ten years after our payment of eligible remediation expenses. As a result of the timing for reimbursements, we have present-valued the portion of the recorded receivable amount that relates to remediated activities that has already been completed at a discount rate of approximately 6.5%. Thus, the recorded receivable amount is also net of a discount of $14.0 million.

    The estimated future assessment and remediation expenditures and related state reimbursement amounts could change within the near future as governmental requirements and state reimbursement programs continue to be implemented or revised.

    LITIGATION

    We are a defendant in two legal actions, which are referred to as the 7-Eleven Owners for Fair Franchising and Valente cases, filed by franchisees in 1993 and 1996, respectively. A nationwide settlement was negotiated in 1997, and, in connection with the settlement, these two cases were combined on behalf of a class of all persons who franchised 7-Eleven-Registered Trademark-convenience stores from us in the United States at any time between January 1, 1987 and July 31, 1997. A total of 98.5% of the class members have approved the settlement, and the court presiding over the settlement process gave its final approval of the settlement on April 24, 1998. The settlement provides that class members who are former franchisees will share in a settlement fund, that we will make certain changes to the franchise agreements of class members who are current franchisees and that we will pay certain attorney fees.

    Notices of appeal of the order approving the settlement were filed on behalf of three of the attorneys who represented the class and six former and two current franchisees who were members of the class. One of these current franchisees has dismissed his appeal. The settlement agreement will not become effective until the appeals are resolved. However, the settlement agreement provides that while the appeals are pending we will pay certain maintenance and supply expenses relating to the cash registers and retail information system equipment of current franchisees that are members of the settlement class. If the settlement is overturned on appeal, we have the right to require franchisees to repay the amounts that we paid for these expenses. Our accruals are sufficient to cover the total settlement costs, including payments due to former franchisees when the settlement becomes effective.

    RECENTLY ISSUED ACCOUNTING STANDARD

    We are currently reviewing SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 becomes effective for all fiscal quarters of fiscal years beginning after June 15, 2000, and earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 2000. We intend to adopt the provisions of this statement as of January 1, 2001. The impact of the adoption of SFAS No. 133 has not been determined at this time due to our continuing investigation of our financial instruments and the applicability of SFAS No. 133 to them.

                                    BUSINESS

OVERVIEW

    Founded in 1927 in Dallas, Texas, we are the world's largest operator, franchisor and licensor of convenience stores. We introduced the convenience store concept during our first years of operation as an ice company when our retail outlets began selling milk, bread and eggs as a convenience to customers. The name "7-Eleven" originated in 1946 when our stores were open from 7 a.m. until 11 p.m. Today, the vast majority of our stores provide approximately
6.5 million daily customers with 24-hour convenience, seven days a week. Our convenience stores generally range in size from 2,400 to 3,000 square feet and carry approximately 2,300 to 2,800 items.

    The United States convenience store industry is large and growing. In 1998 over 96,700 convenience stores throughout the United States generated sales of $164 billion, which was greater than many other retail sectors, including the home improvement, drug store and department store sectors. Over the last ten years, industry sales have grown at a 6.2% compound annual growth rate. The convenience store industry is highly fragmented. The five largest operators represent approximately 23% of the total store base and the 50 largest operators represent approximately 53% of the total store base.

    We believe that we have the most recognized brand in the convenience store industry. With approximately 19,700 stores worldwide, 7-Eleven has more stores operating under its name than any other convenience store chain in the world. 7-Eleven is the largest convenience store chain in North America, with approximately 5,700 stores in the United States and Canada, and one of the nation's largest independent gasoline retailers. We operate approximately 2,700 stores, while our franchisees operate approximately 3,000. These stores generated sales of $8.3 billion in 1999. Internationally, area licensees and affiliates operate over 14,000 7-Eleven stores, primarily in the Pacific Rim.

    Over the last several years we have transformed our business model to take advantage of our extensive store base, our widely recognized brand identity and the best practices developed by our affiliate and largest area licensee, Seven-Eleven Japan. In the fragmented convenience store industry, these competitive advantages allow us to implement strategies to increase our average retail transaction size and broaden our customer base.

BUSINESS MODEL

    Because of our market position, brand recognition and ability to share best practices with Seven-Eleven Japan, we have been able to develop a business model that we believe is difficult to replicate. The key elements of this model are:

    - a differentiated merchandising strategy;

    - utilization of sophisticated retail information technology;

    - managing distribution to our stores;

    - improving the customer shopping experience; and

    - a unique franchise model.

    DIFFERENTIATED MERCHANDISING STRATEGY. We offer a broad range of products, including many not traditionally available in convenience stores, in an effort to broaden our customer base and reduce our dependence on gasoline and tobacco. These products include high-quality fresh foods that are delivered daily to our stores. In addition, we sell a number of products that are developed specifically for us. Partnering with key vendors to develop and introduce proprietary items is an integral part of this strategy. These items tend to provide relatively higher profit margins than other products we sell. Key new products introduced in 1999, such as trading cards, 7-Eleven Bakery Stix-TM-, 7-Eleven Frut Cooler-TM- and prepaid cellular and international long distance cards contributed in excess of $150 million to our merchandise sales in 1999, based on purchase data.

    We implement our merchandising strategy through a variety of different means. We employ item-by-item inventory management to remain in-stock in certain basic items that our customers expect to find in convenience stores. We also use this inventory management approach to supplement our basic inventory with an assortment of new products that we believe our customers will purchase in a convenience store setting. We encourage our store operators to monitor customer purchasing trends closely in order to stay in stock on popular items and to merchandise products effectively so as to maximize inventory turns while limiting slow-moving items.

    Our goal is to maintain consistent, competitive prices on all items. Using our significant purchasing power, we work closely with our vendors and distributors to ensure that we receive the lowest possible cost on the items we sell. This allows us to offer everyday fair prices while maintaining margins.

    Because we believe that gasoline sales contribute to increased store traffic, we intend to sell gasoline wherever practical. We expect that most of the 200 stores per year we intend to open over the next five years will sell gasoline.

    APPLICATION OF TECHNOLOGY. Adapting the best practices of our largest area licensee, Seven-Eleven Japan, we were the first major convenience store chain in the United States to use an integrated set of retail information technology. In 1999, we completed the installation in all of our U.S. stores of the hardware and software for our proprietary retail information system, or RIS. Through the use of this system, our store operators are now able to:

    - analyze sales results, trends, customer preferences and the factors that affect each of these; and

    - more effectively maintain optimal inventory levels and eliminate slow-moving items from inventory.

The system automates various tasks that previously would have required significant personnel resources and time, thus allowing store operators to focus more attention on inventory management and customer service.

    Approximately 60% of our stores are currently able to use the RIS to place orders. We aggregate these orders at our corporate headquarters and re-transmit them to our vendors and distributors. We intend to expand both the number of stores that can place orders using this system and to increase the number of items that can be ordered.

    MANAGED DISTRIBUTION. We are working with our vendors and distributors to provide for daily deliveries to our stores of fresh food and other items, to increase the efficiency of deliveries and to shift some deliveries to off-peak hours. The CDCs, which consolidate orders from multiple suppliers for daily distribution to individual stores, offer a number of advantages over other distribution systems including:

    - more frequent deliveries of time-sensitive and perishable products such as milk, bread and fresh foods;

    - off-peak merchandise deliveries that utilize store labor more efficiently and reduce store parking lot congestion;

    - more customized deliveries and improved in-stock levels; and

    - access to products that traditionally have not been available to individual convenience stores.

    We are currently working to increase both the number of stores that use the CDCs and the number of items available for delivery.

    IMPROVED SHOPPING EXPERIENCE. We strive to provide our customers with a convenient, safe and clean store environment. Over the last several years we have improved lighting inside and outside our stores, modernized store signage and installed canopies over our gasoline pumps. Additionally, we have implemented a program to remodel stores or upgrade equipment at each of our locations once every three years.

    We also emphasize training programs that are designed to improve customer service. Examples include the "University of 7-Eleven" seminars that provide an opportunity for us to present merchandising case studies and potential new food offerings and to demonstrate product display techniques to our employees and franchisees. In the future, we intend to provide online training to store operators and employees via RIS.

    UNIQUE FRANCHISE MODEL. More than half of our stores in the United States are operated by franchisees. We believe our franchise model is unique in that we own or lease the stores and equipment used by our franchisees. This allows us to better control the manner in which our stores operate and provides a more consistent store environment for our customers. We also provide more support to our franchisees than most franchisors of convenience stores, including service support, training and access to our infrastructure. The ongoing fees we receive from our franchisees are based on a percentage of store gross profit, which we believe better aligns our interests with those of our franchisees.

GROWTH STRATEGY

    The key elements of our growth strategy are:

    INCREASING SAME-STORE MERCHANDISE SALES. Our product development managers focus on developing and introducing new products in order to drive a higher average retail transaction size and increase same-store sales. In addition, by using the RIS, our category managers and store operators are better able to increase sales by enhancing the merchandise mix in each store.

    EXPANDING IN EXISTING MARKETS. We focus our store development efforts in our core urban and suburban markets in order to take advantage of greater population and traffic in these areas. These new stores will be concentrated around our CDCs, commissaries and bakeries and will allow us to advertise and operate more efficiently. We believe that the potential exists for significant expansion in our core urban and suburban markets and plan to open at least 200 new stores per year in these areas over the next five years.

    PROVIDING GREATER CONVENIENCE TO CUSTOMERS. We intend to continue to improve customer convenience through innovative merchandising programs, such as our V.com-TM- computerized kiosks for self-service financial and e-commerce transactions. The V.com-TM- kiosk allows our customers to conduct a variety of financial transactions, such as check cashing, wire transfers, electronic bill payments and purchasing money orders, as well as traditional ATM transactions. Eventually the V.com-TM- will allow customers to perform transactions such as purchasing event tickets and other products on-line. We intend to pursue this strategy by working with third parties in a manner that minimizes our capital outlays. By the end of 2000 we expect to have completed our pilot roll-out of about 450 V.com-TM- kiosks in our Texas stores.

    BECOMING A DELIVERY AND PICK-UP DESTINATION FOR E-COMMERCE. By using our daily distribution infrastructure and our extensive store base, we will offer our customers a convenient location for purchase, pick-up and return of products ordered over the Internet. We are well-positioned to solve the "last-mile" problem that arises when consumers order products over the Internet but are unable to take home delivery of their orders.

    INCREASING THE VALUE OF OUR LICENSES AND EXPANDING INTERNATIONALLY. By continuing to develop our systems and technology, we will increase the strength of our brand and provide a more attractive opportunity to international licensees. Over time, this will allow us to expand into a number of countries in the developed world where we currently do not have a presence.

PRODUCTS AND SERVICES

    Our stores carry a broad array of recommended products, which our category managers select based on customer demands, sales potential and profitability. At the same time, store operators supplement their stores' product selection with items intended to appeal to local preferences.

    Based upon total store purchases, we estimate that the percentages of our merchandise sales in the United States and Canada by principal product categories for the last three years were as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                       ------------------------------------
PRODUCT CATEGORIES                                       1997          1998          1999
------------------                                     --------      --------      --------
Tobacco Products.....................................    22.5%         23.7%         25.8%
Beverages............................................    23.2          23.7          22.9
Beer/Wine............................................    11.8          11.3          10.8
Candy/Snacks.........................................     9.8           9.5           9.4
Non-Foods............................................     9.2           8.8           9.2
Prepared Foods.......................................     5.9           6.0           5.9
Dairy Products.......................................     5.6           5.3           5.0
Other................................................     4.9           4.6           4.2
Baked Goods..........................................     4.4           4.2           3.9
                                                        -----         -----         -----
TOTAL PRODUCT SALES..................................    97.3          97.1          97.1

Services.............................................     2.7           2.9           2.9
                                                        -----         -----         -----
TOTAL MERCHANDISE SALES..............................   100.0%        100.0%        100.0%
                                                        =====         =====         =====

    In addition, gasoline sales accounted for 25.7%, 23.2% and 24.7% in 1997, 1998 and 1999, respectively, of our total net sales in the U.S. and Canada.

    Our merchandise selection includes a number of items widely identified with 7-Eleven-Registered Trademark-, including Slurpee-Registered Trademark- frozen carbonated beverages, Cafe Select-Registered Trademark- coffee, Big Gulp-Registered Trademark- fountain beverages and Big Bite-Registered Trademark-grilled sandwiches. We have capitalized on the popularity of these proprietary names to introduce other products, such as Slurpee-Registered Trademark- brand bubble gum and frozen novelties. We continually develop new merchandise to add to our proprietary merchandise lines, including recent additions such as 7-Eleven Cafe Cooler-Registered Trademark-, 7-Eleven Frut Cooler-TM- and 7-Eleven Bakery Stix-TM-. Many of these products have been developed with well-known companies such as Kraft, Oscar Mayer and PepsiCo, which helps to increase the customer acceptance of these items.

    In addition to a broad product selection, our stores offer a number of services to our customers. We have the largest ATM network of any retailer, with approximately 5,000 ATMs in our U.S. stores and an additional 450 in Canada. We also continue to be one of the leading retailers of money orders. In 1998, we began the test marketing of our V.com-TM- kiosks. Our stores also provide ancillary services that draw additional store traffic such as public pay telephones, video games and, where permitted, the sale of lottery tickets.

    We sell gasoline at approximately 2,300 stores and anticipate that most of our new stores will sell gasoline. New stores tend to have higher gasoline sales because they have more pumps with convenient configurations and offer the "Pay-at-the-Pump" option. Currently, over 1,400 of our stores are equipped to accept credit cards at the pump.

    We monitor gasoline sales to maintain a steady supply of gasoline to our stores, to determine competitive retail pricing, to provide the appropriate product mix at each location and to manage inventory levels based on market conditions. Almost all of our stores that sell gasoline offer CITGO-branded gasoline.

MANAGEMENT INFORMATION SYSTEMS

    The RIS is a proprietary system that provides store operators and management with timely access to item-by-item sales information captured by a point-of-sale scanning system at the register. As a part of RIS, stores can be linked to vendors, our primary third-party distributor and our CDCs for ordering and item-level information sharing. The development and use of the RIS is a core component of our business model, allowing individual store operators to manage both their products and time more effectively while streamlining our corporate operations.

    The RIS features:

    - a point-of-sale touch-screen system with scanning and integrated credit card authorization, supported by a centralized price book;

    - daily ordering for all items, supported by regular weather forecasts, merchandise messages and historical sales information;

    - category management and item level sales analysis;

    - integrated gasoline and "pay at the pump" functionality;

    - automated back office functions, such as sales and cash reporting, payroll, gasoline pricing and inventory control, which are connected directly to our accounting system; and

    - the ability to make delivery adjustments, write-offs and price changes on a hand-held unit.

    We have installed hardware and software for the RIS in the United States. We worked with a number of vendors to design and develop the RIS, including ACS Retail Solutions, EDS and NEC. Having adapted Seven-Eleven Japan's best practices to the U.S. market, we developed the RIS to support our business model in substantially the same manner that Seven-Eleven Japan's retail technology supports its business model.

    We own all of the necessary licenses in order to exclusively use the RIS, and have a contract with ACS Retail Solutions to provide maintenance and updating of the RIS software. Currently, all of our U.S. stores use the scanning capability of the RIS. We plan to fully install the RIS in Canada by the end of 2001.

COMMISSARIES AND BAKERIES

    We have contracted with third-parties who own and operate 11 bakeries and 13 commissaries that provide our U.S. stores with daily deliveries of fresh foods such as sandwiches, salads and baked goods. These commissaries and bakeries average approximately 20,000 square feet in size. Each commissary ships approximately 13,000 units daily to our stores. Each bakery ships approximately 28,000 units. All store deliveries from our commissaries and bakeries are made via one of our CDCs so that fresh products are in the stores by 5 a.m. for our morning shoppers. All commissaries are F.D.A.-approved. We work with all of our third-party commissaries and bakeries to ensure that our products are produced in a safe and sanitary environment.

    Bakeries and commissaries currently serve approximately 3,500 stores in the United States. We expect to provide daily fresh food deliveries to approximately 800 additional stores by the end of 2000. We estimate that an additional nine bakeries and seven commissaries will be needed to serve all of our stores in our primary markets over the next three years.

DISTRIBUTION

    We rely primarily on traditional distribution services for the delivery of non-perishable goods to all of our stores. McLane Company, Inc., our primary third-party distributor, delivers products to all of our company-operated stores and a majority of our franchised stores pursuant to a ten-year contract which we entered into in 1992. Purchases from McLane accounted for 43% of our 1999 purchases attributable to U.S. stores. Our stores also purchase a variety of merchandise, including certain beverages and snack foods, directly from a number of vendors and their wholesalers. Recently we have been working with these vendors and distributors to improve the accuracy and scheduling of deliveries.

    CDCs typically serve stores within a 50 mile radius. All CDCs in the United States are owned and operated by third parties. The average CDC is approximately 20,000 square feet in size and ships approximately 60,000 units to our stores daily. Each CDC has cross docking facilities so that every incoming shipment is matched to an outgoing order. Each CDC serves an average of 200 stores using dedicated trucks on route systems that are exclusive to 7-Eleven. The CDCs receive products such as milk, bread, fruit, baked goods, fresh sandwiches and other perishables from a variety of suppliers, including the commissaries and bakeries. The merchandise is then sorted to fill orders placed by area stores. All store deliveries are made by 5 a.m. the following day so that fresh products are ready for morning customers. Because vendors deliver to the CDCs only those quantities ordered by the stores, the CDCs do not maintain an inventory of merchandise.

    Currently, CDCs service approximately 3,700 of our stores, with approximately 800 additional stores expected to be added to the system in 2000. We estimate that an additional 14 CDCs will be needed to service substantially all the stores in our primary markets over the next three years.

OUR STORES

    As of March 31, 2000, we operated or franchised 5,648
7-Eleven-Registered Trademark- convenience stores in the United States and Canada, and 38 other retail locations, including Christy's Markets, Quik Marts and one High's Dairy Store. These stores are located in 31 states, the District of Columbia, and five provinces of Canada.

    Our company-operated stores are primarily located in Colorado, Florida, Texas, Utah, Virginia and Canada. The following table shows the location and number of our company operated and franchised stores in operation on March 31, 2000.

                                                                    STORES
                                                        ------------------------------
STATE/PROVINCE                                           OWNED      LEASED     TOTAL
--------------                                          --------   --------   --------
UNITED STATES
  Arizona.............................................      37         63        100
  California..........................................     241        931      1,172
  Colorado............................................      59        176        235
  Connecticut.........................................       7         43         50
  Delaware............................................      10         16         26
  District of Columbia................................       5         13         18
  Florida.............................................     225        271        496
  Idaho...............................................       6          8         14
  Illinois............................................      58         93        151
  Indiana.............................................      10         31         41
  Kansas..............................................       7          8         15
  Maine...............................................       0         24         24
  Maryland............................................      87        214        301
  Massachusetts.......................................      12         91        103
  Michigan............................................      49         69        118
  Missouri............................................      32         50         82
  Nevada..............................................      89        107        196
  New Hampshire.......................................       3         17         20
  New Jersey..........................................      76        133        209
  New York............................................      43        204        247
  North Carolina......................................       2          5          7
  Ohio................................................      11          4         15
  Oregon..............................................      37         94        131
  Pennsylvania........................................      74         93        167
  Rhode Island........................................       0         11         11
  Texas...............................................     114        172        286
  Utah................................................      42         69        111
  Vermont.............................................       0          4          4
  Virginia............................................     207        399        606
  Washington..........................................      53        162        215
  West Virginia.......................................      10         13         23
  Wisconsin...........................................      15          0         15

CANADA
  Alberta.............................................      30        103        133
  British Columbia....................................      25        120        145
  Manitoba............................................      14         35         49
  Ontario.............................................      31         76        107
  Saskatchewan........................................      21         22         43
                                                         -----      -----      -----
Total.................................................   1,742      3,944      5,686
                                                         =====      =====      =====

    From the beginning of 1997 to March 31, 2000, we acquired or opened
541 convenience stores. In addition, we closed or sold 277 convenience stores during the same period, mostly due to changing market patterns, lease expirations and the closing of selected stores that were not profitable. The following table summarizes these activities:

                                                                                                        THREE MONTHS
                                                                                                           ENDED
                                                               YEARS ENDED DECEMBER 31,                MARCH 31, 1999
                                                         ------------------------------------      ----------------------
                                                           1997          1998          1999          1999          2000
                                                         --------      --------      --------      --------      --------
Number of stores at beginning of period................   5,422         5,423         5,626         5,626         5,703
Acquired...............................................       0           155             0             0             0
Opened.................................................      61           144           165            30            16
Closed or sold.........................................     (60)          (96)          (88)          (34)          (33)
                                                          -----         -----         -----         -----         -----
Number of stores at end of period......................   5,423         5,626         5,703         5,622         5,686
                                                          =====         =====         =====         =====         =====

    We believe that our existing markets can support at least an additional 300 stores for each of the next five years.

SITE SELECTION

    We evaluate sites for new stores by focusing on population density, demographics, traffic volume, visibility, ease of access and economic activity in the area. We also review the location and traffic at competitive stores in the area. Our strategy is to have each new store located within a one-hour drive of a CDC.

FRANCHISEES AND LICENSEES

    FRANCHISEES.  At March 31, 2000, franchisees operated
3,021 7-Eleven-Registered Trademark- stores in the United States. Sales by franchisee-operated stores are included in our net sales and totaled approximately $3.4 billion for the year ended December 31, 1999.

    In our franchise program for individual 7-Eleven-Registered Trademark-stores, we select qualified applicants and train the operators who will participate in store management. The franchisee pays us an initial fee that varies by store and is generally calculated based upon the gross profit of the store if it has been operating for more than 12 months, or average gross profit of the 7-Eleven-Registered Trademark- stores in the market area if the store has been operating for less than 12 months. Under the standard franchise agreement, which has an initial term of 10 years, we lease to the franchisee a ready-to-operate 7-Eleven-Registered Trademark- store and bear the costs of acquiring the land, building and equipment as well as most utility costs and property taxes. The franchisee pays for all business licenses, permits and all in-store selling expenses. We finance a portion of these costs, as well as the ongoing operating expenses and inventory purchases.

    Under the standard agreements, we receive between 50% and 58% of the gross profits of the stores. The franchisee may terminate the franchise at any time. We may terminate the franchise only for cause, and upon the notice specified in the franchise agreement.

    AREA LICENSEES AND INTERNATIONAL AFFILIATES. As of March 31, 2000 we had granted domestic area licenses to six companies that were operating 444 convenience stores using the 7-Eleven-Registered Trademark- system and name in certain areas of Hawaii, Indiana, Maryland, Michigan, New Mexico, Ohio, Oklahoma, Pennsylvania, Texas, Utah and West Virginia. Although parts of Kentucky, Nevada and Virginia are also covered by area licenses, there are no stores currently operating under area licenses in those states.

    As of March 31, 2000, area license agreements covered the operation of 14,067 7-Eleven-Registered Trademark- stores in the following countries and U.S. territories:

COUNTRY                                                       TOTAL STORES
-------                                                       ------------
Japan.......................................................      8,154
Taiwan......................................................      2,348
Thailand....................................................      1,352
United States...............................................        444
China.......................................................        434
South Korea.................................................        283
Mexico......................................................        272
Australia...................................................        195
Philippines.................................................        155
Malaysia....................................................        144
Singapore...................................................        113
Norway......................................................         49
Sweden......................................................         47
Denmark.....................................................         26
Spain.......................................................         20
Puerto Rico.................................................         13
Turkey......................................................          9
Guam........................................................          9
                                                                 ------
Total.......................................................     14,067
                                                                 ======

    We receive royalty payments from our area licensees based on a percentage of their sales. We have an equity interest in the Puerto Rico and Mexico area licensees.

COMPETITION

    Our stores compete with a number of national, regional, local and independent retailers, including grocery and supermarket chains, grocery wholesalers and buying clubs, other convenience store chains, oil company gasoline/mini-convenience stores, food stores, and fast food chains as well as variety, drug and candy stores. In sales of gasoline, our stores compete with other food stores and service stations and generate only a very small percentage of the gasoline sales in the United States. Each store's ability to compete is dependent on its location, accessibility and individual service. Growing competitive pressures from new participants in the convenience retailing industry and the rapid growth in numbers of convenience-type stores opened by oil companies over the past several years have intensified competitive pressures. Finally, we may encounter competitive pressure from new sources, such as Internet retailers. In densely populated urban areas, certain e-commerce retailers offer delivery of products traditionally available at convenience stores.

TRADEMARKS

    Our 7-Eleven-Registered Trademark- trademark, registered in 1961, is well-known throughout the United States and in many other parts of the world. Our other trademarks and service marks include Super-7-Registered Trademark-, Slurpee-Registered Trademark-, Big Gulp-Registered Trademark-, Big Bite-Registered Trademark-, Deli Central-Registered Trademark-, Cafe Select-Registered Trademark-, World Ovens-Registered Trademark- and Quality Classic Selection-Registered Trademark-, as well as many other trade names, marks and slogans relating to other foods, beverages and items such as 7-Eleven Cafe Cooler-Registered Trademark-, 7-Eleven Frut Cooler-TM-, 7-Eleven Bakery Stix-TM- and V.com-TM-.

EMPLOYEES

    At March 31, 2000, we had 33,623 employees, of whom approximately 27% were considered to be either temporary or part-time employees. None of our U.S. employees was subject to collective bargaining agreements at year-end. Approximately 70 nonsupervisory employees in Canada in six separate stores in British Columbia have had the United Food and Commercial Workers Union certified as their agent for collective bargaining. We have entered into an agreement with the UFCW regarding these six stores.

MAJORITY OWNER

    IYG Holding is a Delaware corporation that was formed in 1991 specifically for the purpose of acquiring and holding our common stock. On March 16, 2000, IYG Holding purchased in a private transaction approximately 22,736,842 shares of common stock for $540 million. As a result of that purchase, IYG Holding now owns approximately 76,124,428 shares, or 72.7%, of our common stock. See "Principal Shareholders" for more information.

    ITO-YOKADO. Ito-Yokado is among the largest retailers in Japan. Its principal business consists of operating approximately 150 superstores that sell a broad range of food, clothing and household goods. In addition, its activities include operating a chain of supermarkets and two restaurant chains doing business under the names "Denny's" and "Famil." All of Ito-Yokado's operations are located in Japan except for some limited overseas purchasing activities and two stores in China. Ito-Yokado guarantees our $650 million commercial paper facility. In addition, Ito-Yokado holds $153 million of our 1995 QUIDS that are convertible into 7,355,416 shares of our common stock, and $40.8 million of our 1998 QUIDS that are potentially convertible into 3,315,860 shares of our common stock.

    SEVEN-ELEVEN JAPAN. Seven-Eleven Japan is a 50.3%-owned subsidiary of Ito-Yokado and is our largest area licensee, operating over 8,000 stores in Japan. It owns Seven-Eleven (Hawaii), Inc., which, as of March 31, 2000 operated an additional 51 7-Eleven-Registered Trademark- stores in Hawaii under a separate area license agreement covering that state. In addition, Seven-Eleven Japan holds $147 million of our 1995 QUIDS that are convertible into 7,066,967 shares of our common stock, and $39.2 million of our 1998 QUIDS that are potentially convertible into 3,185,826 shares of our common stock.

ENVIRONMENTAL MATTERS

    Our operations are subject to various federal, state and local laws and regulations relating to the environment including the Resource Conservation and Recovery Act of 1976, The Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986 and the Clean Air Act. The implementation of these laws by the United States Environmental Protection Agency and the states will continue to affect our operations by imposing increased operating and maintenance costs and capital expenditures required for compliance. Additionally, the procedural provisions of these laws can result in increased lead times and costs for new facilities.

    Violation of any federal environmental statutes or regulations or orders issued thereunder, as well as relevant state and local laws and regulations, could result in civil or criminal enforcement actions.

    For a description of current environmental projects and proceedings, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Other Issues--Environmental" for more information.

                                   MANAGEMENT

    Set forth below is information concerning our executive officers and directors, including their ages, as of May 1, 2000.

NAME                                  AGE                                    POSITION
----                          --------------------   --------------------------------------------------------
Masatoshi Ito...............                    76   Chairman of the Board of Directors
Toshifumi Suzuki............                    67   Vice Chairman of the Board of Directors
Clark J. Matthews, II.......                    63   Co-Vice Chairman of the Board of Directors
James W. Keyes..............                    45   President, Chief Executive Officer and Director
Masaaki Asakura.............                    57   Senior Vice President and Director
Yoshitami Arai..............                    57   Director
Timothy N. Ashida...........                    60   Director
Jay W. Chai.................                    66   Director
Gary J. Fernandes...........                    56   Director
Masaaki Kamata..............                    60   Director
Kazuo Otsuka................                    53   Director
Asher O. Pacholder..........                    63   Director
Nobutake Sato...............                    61   Director
Rodney A. Brehm.............                    52   Senior Vice President, Store Operations
Gary Rose...................                    54   Senior Vice President, Merchandising
Ezra Shashoua...............                    45   Vice President, Chief Financial Officer and Treasurer
Bryan F. Smith, Jr..........                    47   Senior Vice President, General Counsel and Secretary
Donald E. Thomas............                    41   Vice President, Chief Accounting Officer and Controller

    MASATOSHI ITO has served as our Chairman of the Board and as a Director since March 1991. He also serves as a Director and as Honorary Chairman of Ito-Yokado Group, which includes Ito-Yokado Co., Ltd., Seven-Eleven Japan and Denny's Japan Co., Ltd., as well as other companies. From 1958 until 1992,
Mr. Ito served as President of Ito-Yokado Co., Ltd. He served as the Chairman of the Board of Seven-Eleven Japan Co., Ltd. from 1978 until 1992, and as its President from 1973 until 1978. From 1981 until 1992, Mr. Ito served as the Chairman of the Board of Denny's Japan Co., Ltd, and from 1973 until 1981 as its President. He has been Chairman of the Board of Famil Co., Ltd. since 1986, Chairman of the Board of York Mart Co., Ltd. since 1979, Chairman of the Board of Robinson's Japan Co., Ltd. since 1995, Chairman of the Board of Maryann Co., Ltd. since 1977, and President of Oshman's Japan Co., Ltd. since 1984. In addition, Mr. Ito has served as Statutory Auditor of Steps Co., Ltd. since 1992, Chairman of the Board of York-Keibi Co., Ltd. since 1989, President of Union Lease Co., Ltd. since 1985, Statutory Auditor of Daikuma Co., Ltd. since 1982 and as Chairman of the Board of Marudai Co., Ltd. since 1989. He has been a Director of Seven-Eleven (Hawaii), Inc. since 1989 and Chairman of the Board of Umeya Co., Ltd. since 1981. He also has served as Director and Chairman of the Board of IYG Holding since 1990.

    TOSHIFUMI SUZUKI has served as our Vice Chairman of the Board and as a Director since March 1991. He has served as President and Chief Executive Officer of Ito-Yokado Co., Ltd. since October 1992, as a Director since 1971, as Executive Vice President from 1985 to 1992, as Senior Managing Director from 1983 to 1985, as Managing Director from 1977 to 1983 and as an employee since 1963. Mr. Suzuki has served as a Director of Seven-Eleven Japan Co., Ltd since 1973, its Chairman of the Board and Chief Executive Officer since October 1992, its President from 1975 until 1992 and its Senior Managing Director from 1973 to 1965. Since 1984 Mr. Suzuki has served as Statutory Auditor of Robinson's Japan Co., Ltd. He has served as Chairman of the Board of Daikuma Co., Ltd. since 1985, President of Seven-Eleven (Hawaii), Inc. since 1989 and President and Director of IYG Holding since 1990.

    CLARK J. MATTHEWS, II was elected Director in March 1991 and previously served in that capacity from 1981 until 1987. He was appointed Co-Vice Chairman of the Board in May 2000. He served as our President and Chief Executive Officer from March 1991 until April 2000, and as Secretary from April 1995 until April 2000. From 1979 until 1991
Mr. Matthews served as our Executive Vice President or Senior Executive Vice President and Chief Financial Officer, and from 1973 until 1979 as General Counsel. Prior to his retirement in April 2000 Mr. Matthews had been employed by us since 1965.

    JAMES W. KEYES was elected Director in April 1997 and has served as our President and Chief Executive Officer since May 2000. From May 1998 until April 2000 he served as our Executive Vice President and Chief Operating Officer.
Mr. Keyes also served as our Chief Financial Officer from May 1996 until
April 1998, as Senior Vice President of Finance from June 1993 until
April 1996, as Vice President of Planning & Finance from August 1992 until
June 1, 1993, as Vice President and/or Vice President, National Gasoline, from August 1991 until August 1992 and as General Manager, National Gasoline, from 1986 until 1991. He has been an employee since 1985.

    MASAAKI ASAKURA was elected Director in April 1997 and has served as our Senior Vice President since May 1998. He previously served as Vice President from May 1997 until April 1998. Mr. Asakura served as the General Manager and Overseas Liaison, Planning Department, for Seven-Eleven Japan Co., Ltd., from 1995 until 1997 and as Executive Vice President and General Manager of Seven-Eleven (Hawaii), Inc., from 1991 until 1994. He has been an employee of Seven-Eleven Japan Co., since 1976.

    YOSHITAMI ARAI was elected Director in March 1991. Mr. Arai has been the Chairman of the Board of Systems International Incorporated, a consulting firm for international joint ventures, licensing and investment managements, since 1977, and served as its President from 1970 until 1977. From 1977 until 1989 he served as the President of Tokyo Hotels International. He is the Chairman of Catalina Pacific Media L.L.C. and a Director of Catalina Marketing Japan K.K., Entry Strategies Inc., Industrial Suppliers S.A., Pacific Media K.K. and Parallel Inc. Mr. Arai is a member of the Pacific Basin Economic Council, APEC Business Advisory Council and other international non-profit organizations. Since 1996, he has served as Senior Advisor to the Welsh Development Agency, a British government organization.

    TIMOTHY N. ASHIDA was elected Director in March 1991. Since 1972 he has served as the President of A.K.K. Associates, Inc., a consulting firm based in Glendale, California for Japanese/American investments. Mr. Ashida has also served as a Director of Seven-Eleven Japan since 1991. From 1969 until 1972 he was General Manager of the Far East Division of Travel Systems International and from 1966 until 1969 he was an interpreter and technical coordinator for Kawaguchi Tour Services. Mr. Ashida has entered into an "Independent Consultant's Agreement" with us pursuant to which he is paid $11,500 per month to serve as liaison with the board of directors. This fee is inclusive of any director's fees to which he would otherwise be entitled.

    JAY W. CHAI was elected Director in March 1991. He is Chairman of the Board and Chief Executive Officer of ITOCHU International Inc., serving in that capacity since April 1991. He has held several other positions with ITOCHU International, including Chief Operating Officer from 1989 until 1991, Executive Vice President from 1986 until 1991 and Senior Vice President from 1982 until 1985. He also has served as a Director of ITOCHU International since 1983. Since July 1993 Mr. Chai has served as Executive Vice President of ITOCHU Corporation, a Japanese trading company. Other positions held at ITOCHU include Senior Managing Director from 1991 until 1993, Managing Director from 1989 until 1991 and Director from 1986 until 1989. Since 1989 Mr. Chai has served as Managing Director with Representation Rights. He also has served as a Director of Isuzu Motors Limited since 1984 and as a strategic planning advisor with General Motors Corporation throughout 1982.

    GARY J. FERNANDES was elected Director in April 1991. Since January 2000 he has served as Chief Executive Officer of GroceryWorks.com, a privately owned home fulfillment internet service with warehouse and distribution facilities, currently enabling people to purchase groceries over the Internet.
Mr. Fernandes was a partner in Convergent Partners, Ltd., a venture capital partnership, from January to December 1999. He has served as a Director of John Wiley & Sons, Inc. since April 1988 and of

Paging Network, Inc. since March 1999. Mr. Fernandes has held the position of Vice Chairman, Senior Vice President and Director of Electronic Data Systems Corporation, an information technology service company, from 1996 until 1996, 1984 until 1996 and 1981 until 1998, respectively. From 1995 until 1998 he served as Director and Chairman of A.T. Kearney, Inc. He is Governor of the Boys and Girls Clubs of America and Director of the Boys and Girls Clubs of Greater Dallas, Inc.

    MASAAKI KAMATA was elected Director in March 1991. He has held several positions with Seven-Eleven Japan, including Director since 1978, Vice Chairman since 1997, Executive Vice President from 1992 until 1997, Senior Managing Director from 1989 until 1992, Managing Director from 1985 until 1989 and employee since 1973. Since 1989 he has served as Director, and since 1992 as President, of Seven-Eleven (Hawaii), Inc. He has served as Director and Treasurer of IYG Holding since 1990.

    KAZUO OTSUKA was elected Director in March 1991. Since 1986 he has served as General Manager, Corporate Development, for Ito-Yokado, and from 1982 until 1986 as Manager, Corporate Development. He has also served as assistant to Mr. Masatoki Ito, from 1978 until 1982, and has been employed by Ito-Yokado since 1975. He has served as Assistant Secretary of IYG Holding since 1990.

    ASHER O. PACHOLDER was elected Director in March 1991. Since February 1995 he has served as Chairman of the Board and Chief Financial Officer of ICO, Inc., an oil field service company, and since 1984 has served as Chairman of the Board and Managing Director of Pacholder Associates, Inc., an investment advisory firm.

    NOBUTAKE SATO was elected Director in March 1991. He has held several positions with Ito-Yokado, including Director since 1977, Executive Vice President since 1993, Chief Financial Officer from 1996 until 1998, Senior Managing Director from 1985 until 1993 and Managing Director from 1983 until 1985. Mr. Sato has been an employee of Ito-Yokado since 1964. He serves on the board of directors of several companies, including Denny's Japan Co., Ltd. since 1973, Managing Co., Ltd. since 1982, Oshman's Japan Co., Ltd since 1984 and Marudai Co., Ltd. since 1989. Mr Sato was appointed President of Urawa Building Co., Ltd. in 1985, of Nitsa Systems Kaihatsu Co., Ltd. in 1986 and of Waiaru Kiahatsu Co., Ltd. in 1988 and still serves in those positions. He has served as Director and Vice President of IYG Holding since 1990.

    RODNEY A. BREHM has served as a Senior Vice President since January 1999. Previously he served as the Senior Vice President, Chesapeake Division from
May 1998 until December 1998 and as the Senior Vice President, Southwest Division from May 1997 until April 1998. From May 1996 until April 1997, Mr. Brehm served as our Senior Vice President, Distribution, from June 1993 until April 1996 as our Senior Vice President, Distribution and Foodservice, from February 1992 until June 1993 as Vice President, Merchandising and from 1990 until 1992 as Vice President, Marketing. For 7-Eleven-Registered Trademark-Stores he served as Vice President, Northwest Region from 1989 unil 1990 and as Division Manager, Central Pacific Division from 1979 until 1986. Mr. Brehm also served as our National Marketing Manager from 1986, until 1989. He has been an employee since 1972.

    GARY ROSE has served as Senior Vice President, Merchandising since May 1998. Mr. Rose previously has served as Vice President, Non-Foods Merchandising from May 1997 until April 1998, and as Vice President, Gasoline and Environmental Services from May 1995 until April 1997. From January 1991 until April 1995 he served as our National Gasoline Manager, and from November 1987 until January 1991 as Manager, East/West Gasoline. Mr. Rose has been an employee since 1968.

    EZRA SHASHOUA has served as Chief Financial Officer since May 2000, as Vice President since May 1, 1999 and as Treasurer since April 1998. He previously served as Assistant General Counsel from December 1989 until April 1998, and has been an employee since 1982.

    BRYAN F. SMITH, JR. has been our Senior Vice President and General Counsel since May 1995. From August 1992 until April 1995 Mr. Smith served as Vice President and General Counsel, from January 1990 until July 1992 as Assistant General Counsel, and from January 1987 until December 1989 as Associate General Counsel. Mr. Smith has been an employee since 1980.

    DONALD E. THOMAS has served as Chief Accounting Officer since May 2000 and as Vice President and Controller since May 1997. Mr. Thomas served as Controller from August 1995 until April 30, 1997, and as Assistant Controller from
January 1993 to July 1995. He has been an employee since 1993. Prior to his employment with us, Mr. Thomas served as Financial Manager for The Trane Company from April 1992 until December 1992, as Senior Manager, Audit Department, Deloitte & Touche from January 1990 until March 1992, and as an employee of Deloitte & Touche, from 1989 to 1992.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth information regarding the beneficial ownership of the outstanding common stock of 7-Eleven, Inc. as of May 1, 2000 by:

    - each director and executive officer of 7-Eleven,

    - all directors and executive officers as a group, and

    - each owner of more than 5% of the equity securities of 7-Eleven.

    The percentages specified below are based on 104,761,730 shares of common stock outstanding as of May 1, 2000 and 114,761,730 shares of common stock outstanding after the offering. Unless otherwise noted, the address for each director and executive officer of 7-Eleven is c/o 7-Eleven, Inc., 2711 North Haskell Avenue, Dallas, Texas 75204-2506.

                                                     SHARES BENEFICIALLY
                                                            OWNED           SHARES BENEFICIALLY OWNED
                                                    PRIOR TO THE OFFERING      AFTER THE OFFERING
                                                    ---------------------   -------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                  NUMBER     PERCENT        NUMBER       PERCENT
------------------------------------                ----------   --------   --------------   --------
DIRECTORS AND EXECUTIVE OFFICERS:
Masatoshi Ito(1)..................................     402,523     *           402,523         *
Toshifumi Suzuki(2)...............................     201,262     *           201,262         *
James W. Keyes(3).................................     128,000     *           128,000         *
Clark J. Matthews, II(4)..........................     264,608     *           264,608         *
Masaaki Asakura(5)................................       2,000     *             2,000         *
Yoshitami Arai....................................       7,402     *             7,402         *
Timothy N. Ashida.................................       6,000     *             6,000         *
Jay W. Chai(6)....................................           0     *                 0         *
Gary J. Fernandes.................................      13,553     *            13,553         *
Masaaki Kamata(7).................................      22,443     *            22,443         *
Kazuo Otsuka(8)...................................       7,682     *             7,682         *
Asher O. Pacholder(9).............................       9,717     *             9,717         *
Nobutake Sato(10).................................      21,682     *            21,682         *
Rodney A. Brehm(11)...............................      46,770     *            46,770         *
Gary Rose(12).....................................      24,476     *            24,476         *
Ezra Shashoua(13).................................      22,459     *            22,459         *
Bryan F. Smith, Jr.(14)...........................      54,794     *            54,794         *
Donald E. Thomas(15)..............................      23,396     *            23,396         *
All executive officers and directors as a group
  (18 persons)(16)................................   1,258,767      1.2      1,258,767          1.1
5% OWNERS:
IYG Holding Company...............................  76,124,428     72.7     76,124,428         66.3
  4-1-4, Shibakoen
  Minato-ku, Tokyo Japan 105
Ito-Yokado Co., Ltd...............................   7,355,415(17)    7.0    7,355,415(17)      6.4
  4-1-4, Shibakoen
  Minato-ku, Tokyo Japan 105
Seven-Eleven Japan Co., Ltd.......................   7,066,967(17)    6.7    7,066,967(17)      6.2
  4-1-4, Shibakoen
  Minato-ku, Tokyo Japan 105

------------------------

*   Holdings are less than one percent.

(1) Excludes the shares held by IYG Holding, of which Mr. Ito serves as Chairman of the Board and Director. Mr. Ito disclaims ownership of the shares held by IYG Holding.

(2) Excludes the shares held by IYG Holding, of which Mr. Suzuki serves as President and Director. Mr. Suzuki disclaims beneficial ownership of the shares held by IYG Holding.

(3) Includes 4,000 shares held directly and options to acquire 124,000 shares pursuant to the 1995 Stock Incentive Plan which are currently exercisable.

(4) Includes 30,208 shares held directly and options to acquire 234,400 shares pursuant to the 1995 Stock Incentive Plan which are currently exercisable.

(5) Held in a brokerage account for Mr. Asakura's daughter. Mr. Asakura disclaims beneficial ownership of these shares.

(6) Mr. Chai owns no shares directly. Excludes 2,439,783 shares held by ITC Asset Management, a wholly-owned subsidiary of ITOCHU International, Inc., of which Mr. Chai is Chairman of the Board and Chief Executive Officer. Also excludes 1,639,783 shares held by ITOCHU Corporation, of which Mr. Chai is Executive Vice President. Mr. Chai disclaims beneficial ownership of all shares owned by ITC Management and ITOCHU Corporation. Mr. Chai disclaims beneficial ownership of these shares.

(7) Excludes the shares held by IYG Holding, of which Mr. Kamata serves as a Director and as Treasurer. Also excludes 7,066,967 shares acquirable by Seven-Eleven Japan upon conversion of the 1995 QUIDS. Mr. Kamata is the Vice Chairman and a Director of Seven-Eleven Japan. Mr. Kamata disclaims beneficial ownership of the shares held or attributable to IYG Holding and Seven-Eleven Japan.

(8) Excludes the shares held by IYG Holding, of which Mr. Otsuka serves as Assistant Secretary. Also excludes 7,355,415 shares acquirable by Ito-Yokado upon conversion of the 1995 QUIDS. Mr. Otsuka is a General Manager of Ito-Yokado. He disclaims beneficial ownership of the shares held by, or which are attributable to, IYG Holding and Ito-Yokado.

(9) Dr. Pacholder is a member of the general partner of a limited partnership which holds 40,740 shares. Of these, Dr. Pacholder disclaims beneficial ownership of all but 4,074 shares representing his beneficial interest by the shares held by the limited partnership.

(10) Excludes the shares held by IYG Holding, of which Mr. Sato serves as Vice President and a Director. Also excludes 7,355,415 shares acquirable by Ito-Yokado upon conversion of the 1995 QUIDS. Mr. Sato serves as Executive Vice President and as a Director of Ito-Yokado. Mr. Sato disclaims beneficial ownership of the shares held by, or which are attributable to, IYG Holding and Ito-Yokado.

(11) Includes 1,666 shares held directly and options to acquire 45,104 shares pursuant to the 1995 Stock Incentive Plan which are currently exercisable.

(12) Includes 200 shares held directly and options to acquire 24,276 shares pursuant to the 1995 Stock Incentive Plan which are currently exercisable.

(13) Includes 139 shares held directly, 2,000 shares held in a trust for the benefit of Mr. Shashoua's children, and options to acquire 20,320 shares pursuant to the 1995 Stock Incentive Plan which are currently exercisable.

(14) Includes 50 shares held directly and options to acquire 54,744 shares pursuant to the 1995 Stock Incentive Plan which are currently exercisable.

(15) Consists of options to acquire 23,396 shares pursuant to the 1995 Stock Incentive Plan which are currently exercisable.

(16) Excludes the shares owned by IYG Holding and acquirable by Ito-Yokado and Seven-Eleven Japan which may be attributable to one or more of Messrs. Ito, Suzuki, Sato, Kamata and Otsuka and the shares owned by ITC Asset Management and ITOCHU Corporation that may be attributable to Mr. Chai.

(17) Reflects shares to be acquired upon conversion of the 1995 QUIDS.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    We currently have a commercial paper facility under which we can issue up to $650 million. The commercial paper facility is unconditionally guaranteed by Ito-Yokado.

    On March 16, 2000, IYG Holding purchased 22,736,842 newly issued shares of our common stock for $540 million, or $23.75 per share, representing a premium of $10.75, or 83%, over the stock's closing price on February 29, 2000, the trading day prior to the public announcement of the sale. IYG Holding now owns 72.7% of our outstanding common stock.

    In November 1995, we issued $300 million principal amount of QUIDS, with Ito-Yokado purchasing $153 million and Seven-Eleven Japan purchasing
$147 million. An additional $80 million principal amount of QUIDS were issued in February 1998 to Ito-Yokado and Seven-Eleven Japan, which purchased
$40.8 milion and $39.2 million, respectively. Interest on both series of QUIDS is payable quarterly at a rate of 4.5% per annum, and in 1999 we paid aggregate interest to Ito-Yokado of $8.9 million and to Seven-Eleven Japan of $8.5 million on both series of QUIDS. We may defer the interest payments for up to 20 consecutive quarters. The 1995 QUIDS are convertible in whole or in part into a total of 14,422,383 shares of our common stock at a conversion price of $20.80 per share. Beginning in 2001, the 1998 QUIDS are potentially convertible in whole or in part into a total of 6,501,686 shares of our common stock, at a conversion price of $12.3045 per share, if certain conditions with regard to the closing price of our common stock are met.

    Seven-Eleven Japan operates over 8,000 7-Eleven-Registered Trademark- stores in Japan under an area license agreement. In 1988, we entered into a financing arrangement pursuant to which we pledged the royalty stream from the area license agreement as collateral for the financing. In anticipation of our obligations being satisfied earlier than the stated term of that agreement, we entered into an additional financing related to subsequent royalties which, pursuant to the terms of the original financing, will be at a reduced percentage. In 1999, Seven-Eleven Japan paid royalties under this arrangement totaling $55.7 million.

    In addition, Seven-Eleven (Hawaii), Inc., our area licensee in Hawaii, is a subsidiary of Seven-Eleven Japan and operates 51 stores in Hawaii. During 1999, Seven-Eleven (Hawaii), Inc. paid us $73,603 in connection with the area license arrangement.

    As of March 31, 2000, the Savings and Profit Sharing Plan, our 401(k) defined contribution plan, leased a total of 560 operating convenience stores in addition to 16 other properties. We paid rent of $16.4 million to the Savings and Profit Sharing Plan for the three months ended March 31, 2000. During the the three months ended March 31, 2000, the Savings and Profit Sharing Plan sold 9 locations to third parties, 7 of which were leased to us at the time of the sale which leases were assigned to the buyer and one of which was terminated upon payment of $54,396 in termination fees. In addition, we purchased nine properties from the Savings and Profit Sharing Plan in 1999 for $4.3 million.

    Mr. Chai is Chairman and Chief Executive Officer of ITOCHU
International Inc. and Executive Vice President of ITOCHU Corporation. Both ITOCHU International and ITOCHU Corporation are general trading companies and each has a 10% direct equity interest in Prime Deli, Inc., a company that operates a fresh food commissary for us, serving approximately 283 7-Eleven-Registered Trademark- stores in Texas. During 1999, we purchased fresh food products from this commissary for approximately $6.5 million. In addition, SIG Logistics, which is partially owned by ITOCHU Corporation and ITOCHU International, operated six combined distribution centers in Florida and Virginia that served a total of 847 7-Eleven-Registered Trademark- stores. During 1999 the fees paid to SIG Logistics totaled approximately $9.3 million. In addition, Mr. Chai has no personal material interest in any transactions between ITOCHU Corporation, ITOCHU International Inc. and us other than as a director and/or officer of such companies.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Our authorized capital stock consists of 1,000,000,000 shares of common stock, $.0001 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. As of March 31, 2000, we had 104,759,317 shares of common stock and no shares of preferred stock outstanding. We also have outstanding debt securities that are potentially convertible into a maximum of 20,924,069 shares of common stock. See "Description of Indebtedness--Convertible Quarterly Income Debt Securities" for more information.

COMMON STOCK

    The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted, and the holders of a majority of the number of outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

    Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors, subject to any preferential dividend rights of outstanding preferred stock. Upon a liquidation, dissolution or winding up of 7-Eleven, holders of common stock are entitled to receive ratably the net assets available after the payment of all our debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares being offered in this offering, will be, when issued and paid for, duly authorized, fully paid, validly issued and nonassessable.

PREFERRED STOCK

    Our Board of Directors is authorized, without any further action by our shareholders, to issue preferred stock in one or more series and to fix the voting rights and designations, preferences, limitations and relative rights and qualifications, limitations or restrictions and certain other rights and preferences of the preferred stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on common stock. Also, holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up by us before any payment is made to the holders of our common stock. Our Board of Directors can therefore issue preferred stock with voting and conversion rights which could adversely affect the holders of common stock. On the date of this prospectus, none of the 5,000,000 authorized shares of preferred stock are outstanding and we have no present intention to issue any shares of preferred stock.

EXCULPATORY CHARTER PROVISIONS; LIABILITY AND INDEMNIFICATION OF OFFICERS AND
  DIRECTORS

    Our articles of incorporation provide that a director will not be liable to a corporation or its shareholders for monetary damages arising from acts or omissions in the director's capacity as a director, except for:

    - a breach of the director's duty of loyalty to 7-Eleven or its shareholders;

    - an act or omission not in good faith that constitutes a breach of duty of the director to 7-Eleven or an act or omission that involves intentional misconduct or a knowing violation of law;

    - a transaction from the which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or

    - an act or omission for which the liability of a director is expressly provided by an applicable statute.

    In addition, our articles of incorporation and bylaws require us to indemnify our directors and officers, as well as individuals serving as directors, officers or in similar positions of other entities at our request against any and all liability and reasonable expense that may be incurred by them in connection with or resulting from:

    - any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative;

    - an appeal on such an action, suit or proceeding; or

    - an inquiry or investigation that could lead to such an action, suit or proceeding, all of the fullest extent permitted by Texas law.

    Our bylaws allow us to purchase and maintain liability, indemnification or similar insurance. Such insurance is currently in place.

    While indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TEXAS BUSINESS COMBINATION LAW

    We are subject to Part Thirteen of the Texas Business Corporation Act (the "Business Combination Law"). In general, the Business Combination Law prevents an "affiliated shareholder" (defined generally as a person that is or was within the preceding three-year period the beneficial owner of 20% or more of the corporation's outstanding voting shares) or its affiliates or associates from entering into or engaging in a "business combination" with an issuing corporation (which would include us) during the three-year period immediately following the affiliated shareholder's acquisition of shares unless:

    - before the date such person become an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares made by the affiliated shareholder on such date; or

    - not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates.

    For purposes of the Business Combination Law, the term "business combination" is defined generally to include:

    - mergers or share exchanges;

    - dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation;

    - certain issuances or transactions by the corporation that would increase the affiliated shareholder's proportionate ownership of shares of the corporation;

    - certain liquidations or dissolutions; and

    - the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation.

    The Business Combination Law does not apply to a business combination with an affiliated shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the issuing public corporation on December 31, 1996, and continuously until the announcement date of the business combination; as a result, the restrictions of the Business Combination Act would not apply to IYG Holding, which has been the beneficial owner of more than 20% of the outstanding Common Stock continuously since prior to December 31, 1996.

    The transfer agent and registrar for our common stock is Harris Trust and Savings Bank, and its address is Attn: Shareholder Services, 311 West Monroe Street, Chicago, Illinois 60606.

                          DESCRIPTION OF INDEBTEDNESS

BANK DEBT

    We are obligated to a group of lenders under an unsecured credit agreement that includes a $400 million revolving credit facility. A sublimit of $150 million for letters of credit is included in the revolving credit facility. The credit agreement also included a $225 million term loan, the balance of which was paid in full on March 16, 2000. In addition, to the extent outstanding letters of credit are less than the $150 million maximum, the excess availability can be used for additional borrowings under the revolving credit facility.

    Upon expiration of the revolving credit facility in February 2002, all the then-outstanding letters of credit must expire and may need to be replaced, and all other amounts then outstanding will be due and payable in full. At
March 31, 2000, outstanding letters of credit under the facility totaled
$70.7 million.

    Interest on the borrowings under the revolving credit facility is generally payable quarterly and is based on a variable rate equal to the administrative agent bank's base rate or, at our option, at a rate equal to a reserve-adjusted Eurodollar rate plus .475% per year. A fee of .325% per year on the outstanding amount of letters of credit is required to be paid quarterly. In addition, a facility fee of .15% per year is charged on the aggregate amount of the credit agreement facility and is payable quarterly.

    The credit agreement contains various financial and operating covenants which require, among other things, the maintenance of certain financial ratios including interest and rent coverage, fixed-charge coverage and senior indebtedness to earnings before interest, income taxes, depreciation and amortization. The credit agreement also contains various covenants which, among other things:

    - limit our ability to incur or guarantee indebtedness or other liabilities other than under the credit agreement;

    - restrict our ability to engage in asset sales and sale/leaseback transactions;

    - restrict the types of investments we can make; and

    - restrict our ability to pay cash dividends, redeem or prepay principal and interest on any subordinated debt and certain senior debt.

COMMERCIAL PAPER

    At March 31, 2000, $350 million of the $466.1 million outstanding principal amount, net of discount, was classified as long-term debt since we intend to maintain at least this amount outstanding during the next year. Such debt is unsecured and is fully and unconditionally guaranteed by Ito-Yokado. Ito-Yokado has agreed to continue its guarantee of all our commercial paper issued through 2001. While it is not anticipated that Ito-Yokado would be required to perform under its commercial paper guarantee, in the event Ito-Yokado makes any payments under the guarantee, we and Ito-Yokado have entered into an agreement by which we are required to reimburse Ito-Yokado subject to restrictions in the Credit Agreement. The weighted-average interest rate on commercial paper borrowings outstanding at March 31, 2000 was 6.0%.

DEBENTURES

    Our outstanding debentures are accounted for in accordance with SFAS
No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring," and were recorded at an amount equal to the future undiscounted cash payments, both principal and interest. Accordingly, no interest expense will be recognized over the life of these securities, and cash interest payments will be charged against the recorded amount of such securities. Interest on all of the debentures is payable in cash semiannually on June 15 and December 15 of each year.

    The 5% First Priority Senior Subordinated Debentures, due December 15, 2003, had an outstanding principal balance of $239.3 million at March 31, 2000, and are redeemable at any time at our option at 100% of the principal amount.

    The Second Priority Senior Subordinated Debentures were issued in three series, and each series is redeemable at any time at the Company's option at 100% of the principal amount and are described as follows:

    - 4 1/2% Series A Debentures, due June 15, 2004, had an outstanding principal balance of $111.4 million at March 31, 2000;

    - 4% Series B Debentures, due June 15, 2004, had an outstanding principal balance of $18.5 million at March 31, 2000; and

    - 12% Series C Debentures, due June 15, 2009, were redeemed by us in
      March 1998 with a portion of the proceeds from the issuance to Ito-Yokado and Seven-Eleven Japan of $80 million principal amount of QUIDS due 2013. The 12% Debentures had an outstanding principal balance of $21.8 million when they were redeemed.

    The debentures contain certain covenants that, among other things:

    - limit the payment of dividends and certain other restricted payments by us and our subsidiaries;

    - require the purchase by us of the debentures at the option of the holder upon a change of control;

    - limit additional indebtedness;

    - limit future exchange offers;

    - limit the repayment of subordinated indebtedness;

    - require board approval of certain asset sales;

    - limit transactions with certain stockholders and affiliates; and

    - limit consolidations, mergers and the conveyance of all or substantially all of our assets.

    The debentures are subordinate to the borrowings outstanding under the credit agreement and to previously outstanding mortgages and notes that are either backed by specific collateral or are general unsecured, unsubordinated obligations. The Second Priority Debentures are subordinate to the First Priority Debentures.

YEN LOANS

    In March 1988, we monetized our future royalty payments from Seven-Eleven Japan through a loan that is nonrecourse to us as to principal and interest. The original amount of the yen-denominated debt was 41 billion yen, which equals approximately $327 million at the exchange rate in March 1988 and is collateralized by our Japanese trademarks and a pledge of the future royalty payments. By designating its future royalty receipts during the term of the loan to service the monthly interest and principal payments, we have hedged the impact of future exchange rate fluctuations. As a result of the hedge with the Seven-Eleven Japan royalty, the 1988 Yen Loan and related interest are converted at 125.35 yen to one U.S. dollar. Payment of the debt is required no later than March 2006 through future royalties from Seven-Eleven Japan. We believe it is a remote possibility that there will be any principal balance remaining at that date because current royalty projections suggest the 1988 Yen Loan could be repaid as early as 2001. One year following the final repayment of the 1988 Yen Loan, royalty payments from Seven-Eleven Japan will be reduced by approximately two-thirds in accordance with the terms of the license agreement. The interest rate was 3.10% as of March 31, 2000.

    In April 1998, funding occurred on an additional yen-denominated loan for
12.5 billion yen or $96.5 million of proceeds. The 1998 Yen Loan has an interest rate of 2.325% and will be repaid from the Seven-Eleven Japan area license royalty income after the 1988 Yen Loan has been retired, which is currently expected in 2001. Both principal and interest of the loan are nonrecourse to us. We utilized a short-term put option to lock-in the exchange rate and avoid the risk of foreign currency exchange loss. The put option was financed by selling a call option with the same yen amount and maturity as the put option. Due to market conditions, the call option was not exercised and, as a result, income of $1.6 million was recognized during 1998. Proceeds of the loan were designated for general corporate purposes. As a result of the hedge with the Seven-Eleven Japan royalty, the 1998 Yen Loan and related interest are converted at 129.53 yen to one U.S. dollar.

CITYPLACE DEBT

    Cityplace Center East Corporation, our subsidiary, constructed the headquarters tower, parking garages and related facilities of the Cityplace Center development and is currently obligated to The Sanwa Bank, Limited, New York Branch, which has a lien on the financed property. The debt with Sanwa requires monthly payments of principal and interest based on a 25-year amortization at 7.5%, with the remaining principal due on March 1, 2005.

    We are occupying part of the building as our corporate headquarters and the balance is leased to third parties. As additional consideration through the extended term of the debt, CCEC will pay to Sanwa an amount that it receives from us which is equal to the net sublease income that we receive on the property and 60% of the proceeds, less $275 million and permitted costs, upon a sale or refinancing of the building.

MATURITIES

    Long-term debt maturities assume the continuance of the commercial paper program and the Ito-Yokado guarantee. As of March 31, 2000, long-term debt maturities, for the twelve month periods ending March 31, which include capital lease obligations as well as SFAS No. 15 Interest accounted for in the recorded amount of the debentures, are as follows (dollars in millions):

2001........................................................  $   96.4
2002........................................................      63.5
2003........................................................      77.6
2004........................................................     286.7
2005........................................................     164.3
Thereafter..................................................     704.8
                                                              --------
                                                              $1,393.3
                                                              ========

QUIDS

    In November 1995, we issued $300 million principal amount 1995 QUIDS to Ito-Yokado and Seven-Eleven Japan. The 1995 QUIDS have an interest rate of 4.5% and give us the right to defer interest payments thereon for up to 20 consecutive quarters. The holder of the 1995 QUIDS can convert the debt anytime into a maximum of 14,422,383 shares of our common stock. The conversion rate represents a premium to the market value of our common stock at the time of issuance of the 1995 QUIDS. As of December 31, 1999, no shares had been issued as a result of debt conversion.

    In February 1998, we issued $80 million principal amount of 1998 QUIDS, which have a 15-year life, no amortization and an interest rate of 4.5%. The instrument gives us the right to defer interest payments thereon for up to 20 consecutive quarters. The debt mandatorily converts into 6,501,686 shares of our common stock if our stock trades above $12.30 for 20 of 30 consecutive trading days after the fifth anniversary of issuance, or our stock trades above $14.75 for 20 of 30 consecutive trading days after the third anniversary of issuance and before the fifth anniversary. A portion of the proceeds from the 1998 QUIDS was used to redeem all our 12% Debentures at par and to fund partial purchases of its other debentures. The 1998 QUIDS, together with the 1995 QUIDS, are subordinate to all existing debt.

                        SHARES ELIGIBLE FOR FUTURE SALE

    As of March 31, 2000, we had 104,759,317 shares of common stock outstanding. Of those shares, 27,902,362 shares are freely transferable without restriction. A total of 76,124,428 shares of common stock are held by IYG Holding, and 20,924,069 shares are potentially issuable upon the exchange of the QUIDS held by Ito-Yokado and Seven-Eleven Japan. In addition, another 732,527 shares are held by "affiliates" other than IYG Holding, Ito-Yokado and Seven-Eleven Japan. The shares held by "affiliates" are currently eligible for sale subject to compliance with the requirements of Rule 144 of the Securities Act.

SALES OF RESTRICTED SHARES; OPTIONS

    All of the shares of common stock held by our affiliates may generally only be sold in compliance with the limitations of Rule 144. In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted stock for at least one year is entitled to sell, within any three-month period, a number of shares of stock that does not exceed the greater of:

    - one percent of the then outstanding shares of common stock, or

    - the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of that sale is filed.

    In addition, under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares of restricted stock for at least two years may resell those shares without compliance with the foregoing requirements. In meeting the one and two year holding periods described above, a holder of restricted stock can include the holding periods of prior owners who were not an affiliate.

    Additional shares of our common stock are available for future grants under our 1995 Stock Incentive Plan and our Stock Compensation Plan for Non-Employee Directors. We have filed one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable pursuant to our benefit plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. Shares covered by these registration statements will be eligible for sale in the public markets subject to the lock-up agreements, to the extent applicable.

LOCK-UP AGREEMENTS

    We, our executive officers, directors, IYG Holding, Ito-Yokado and Seven-Eleven Japan have agreed, pursuant to lock-up agreements, for a period of 90 days from the date of this prospectus not to dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable into our common stock, without the prior consent of Salomon Smith Barney Inc. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

    Following the lock-up period, approximately 91,805,578 shares of common stock, including 526,240 shares issuable pursuant to stock options immediately exercisable or exercisable prior to the termination of the lock-up period and shares issuable upon exercise of the QUIDS, will be eligible for sale, subject to compliance with Rule 144 of the Securities Act as described above.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                 FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

    The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of common stock generally application to non-United States holders. Subject to the discussion below under "Estate Tax," a non-United States holder is any beneficial owner of common stock that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust as such terms are defined in the Internal Revenue Code of 1986, as amended. This discussion is based on the Internal Revenue Code, existing, proposed and temporary regulations promulgated thereunder, and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change either retroactively or prospectively. This discussion does not address all aspects of United States federal and estate taxation that may be relevant to non-United States holders in light of their particular circumstances and does not address any taxation consequences arising under the laws of any state, local or foreign taxing jurisdiction or the application of any particular tax treaty. Further, it does not consider non-United States holders subject to special tax treatment under the United States federal income tax laws, including banks, insurance companies, dealers in securities and holders of securities held as part of a "straddle," "hedge" or "conversion transaction." Prospective investors are urged to consult their tax advisors regarding the United States federal, state and local income and other tax consequences, and the non-United States tax consequences, of owning and disposing of common stock.

DIVIDENDS

    Subject to the discussion below, including the discussion of backup withholding, any dividend paid to a non-United States holder generally will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by any applicable tax treaty. For purposes of determining whether tax is required to be withheld under United State Treasury Regulations currently in effect we ordinarily will presume that dividends paid to a holder with an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under such regulations, dividends paid to a holder with an address within the United States generally will be presumed to be paid to a holder who is not a non-United States holder and will not be subject to the 30% (or lower treaty rate) withholding tax, unless we have actual knowledge that the holder is a non-United States holder. Under final United States Treasury Regulations, scheduled to become effective January 1, 2001, however, a non-United States holder who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements, which would include the requirement that the non-United States holder file with us the United State Internal Revenue Service Form W-8 which provides the holder's name and address. In the case of a non-United States holder that is a foreign partnership, the certification requirements would generally be applied to the partners of the partnership.

    Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by such a non-United States holder or, if a tax treaty applies, that are attributable to a permanent establishment in the Unites States maintained by such non-United States holder are exempt from withholding tax if the non-United States holder files an IRS Form W-8ECI (or, prior to January 1, 2001, an IRS Form 4224) with the payor. However, such effectively connected dividends are subject to regular United States federal income tax. Effectively connected dividends are subject to regular United States federal income tax. Effectively connected dividends received by a corporate non-United States holder may be subject to an additional "branch profits tax" at a rate of 30%, or such lower rates as may be specified by an applicable tax treaty, of such corporate non-United States holder's effectively connected earnings and profits for the taxable year, subject to certain adjustments.

    A non-United States holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-United States holder generally will not be subject to United States federal income tax with respect to gain realized upon the sale or other disposition of common stock unless: (1) such gain is effectively connected with a United States trade or business of the non-United States holder (or, if a tax treaty applies, attributable to a permanent establishment in the United States maintained by such non-United States holder); (2) the non-United States holder is an individual who holds the common stock as a capital asset, is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which such sale or disposition occurs, and certain other conditions are met; (3) the non-United States holder is an individual subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates; or (4) we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition of such holder's common stock and such holder's holding period and certain other conditions are met. If we are or have been a United States real property holding corporation, a non-United States holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock provided that (1) the non-United States holder does not hold, and has not held during certain periods, directly or indirectly, more than 5% of our outstanding common stock and (2) our common stock is, and continues to be, traded on an established securities market for U.S. federal income tax purposes. We believe that our common stock will be traded on an established securities market for this purpose in any quarter during which it is included for quotation on the Nasdaq National Market. If we are, or have been during certain periods, a U.S. real property holding corporation, and the foregoing exception does not apply, a non-United States holder will be required for U.S. federal income tax purposes to treat gain realized on any sale or other disposition of our common stock as gain that is effectively connected with the conduct of a United States trade or business and will be subject to a withholding tax, generally at a rate of 10% of the proceeds. Any amount so withheld would be creditable against a non-United States holder's federal income tax liability.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

    For payments made before January 1, 2001, backup withholding generally will not apply to dividends paid to holders at an address outside the United States unless we have knowledge that the holder is a United States person. Unless we have actual knowledge that a holder is a non-United States holder, dividends paid during such period to a holder at an address within the United States may be subject to backup withholding at a rate of 31% if the holder (1) is not a corporation or other "exempt recipient" as defined in Treasury Regulations and
(2) fails to provide a correct taxpayer identification number and other information to us. For payments made after December 31, 2000, non-United States holder that is not an "exempt recipient" generally will be subject to backup withhlding at a rate of 31%, rather than withholding at a 30% rate or lower treaty rate discussed above, unless such non-United States holder certifies as to its foreign status, which certification may be made on IRS Form W-8.

    Proceeds from the disposition of common stock by a non-United States holder effected by or through a United States office of a broker will be subject to information reporting and to backup withholding at a rate of 31% of the gross proceeds unless such non-United States holder certifies under penalties of perjury as to, among other things, its address and status as a non-United States holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-United States office of a broker. However, if such broker is, for United States federal income tax purposes, a United States person, a "controlled foreign corporation," a foreign person who derives 50% or more of its gross income for certain periods from the conduct of a United States trade or business, or, for payments after December 31, 2000, a partnership with certain connections to the United States, information reporting but not backup withholding will apply unless (1) such broker has documentary evidence in its files that the holder is a non-United States holder and certain other conditions are met or (2) the holder otherwise establishes an exemption. Under Final United States Treasury Regulations, effective January 1, 2001, a non-United States holder generally would not be subject to backup withholding if the beneficial owner certifies to such owner's foreign status on a valid Form W-8 filed with us.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of United States income taxes, a refund may be obtained, provided the required documents are filed with the IRS.

ESTATE TAX

    An individual non-United States holder who is treated as the owner of common stock at the time of such individual's death or has made certain lifetime transfers of an interest in common stock will be required to include the value of such common stock in such individual's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable tax treaty provides otherwise. For United States federal estate tax purposes, a "non-United States holder" is an individual who is neither a citizen nor a domiciliary of the United States. Whether an individual is considered a "domiciliary" of the United States for estate tax purposes is generally determined on the basis of all of the facts and circumstances.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and 7-Eleven has agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                              NUMBER OF
                                                        NAME    SHARES
                                                        ----  ----------
Salomon Smith Barney Inc....................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................
Deutsche Bank Securities Inc................................
Donaldson, Lufkin & Jenrette................................
Goldman, Sachs & Co.........................................
                                                              ----------
  Total.....................................................
                                                              ----------

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The underwriters, for whom Salomon Smith Barney Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of
$[      ] per share. The underwriters may allow, and such dealers may reallow, a
concession not in excess of $      per share on sales to certain other dealers.
If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

    7-Eleven has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,500,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

    7-Eleven, its executive officers and directors, IYG Holding, Ito-Yokado and Seven-Eleven Japan have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock of 7-Eleven or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    The common stock is quoted on the Nasdaq National Market System under the symbol "SVEV".

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by 7-Eleven in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per share............................................     $             $
Total................................................     $             $

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

    Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

    In addition, in connection with this offering, some of the underwriters may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

    7-Eleven estimates that its portion of the total expenses of this offering
will be $         .

    The representatives have performed certain investment banking and advisory services for 7-Eleven from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for 7-Eleven in the ordinary course of their business. Citibank, N.A. and Deutsche Bank AG, affiliates of Salomon Smith Barney Inc. and Deutsche Bank Securities Inc., respectively, provide commercial banking services to 7-Eleven.

    7-Eleven has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

    The validity of the shares offered hereby and certain matters of Texas law has been passed upon for us by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York. Shearman & Sterling has in the past provided and may continue to provide legal services to us and to IYG Holding's shareholders.

                                    EXPERTS

    The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, included in this prospectus and incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so included and incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            INDEPENDENT ACCOUNTANTS

    With respect to the unaudited condensed consolidated financial information for the three month periods ended March 31, 1999 and 2000, included in this Prospectus and incorporated in this Prospectus by reference to the Quarterly Report on Form 10-Q for the three months ended March 31, 2000, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 1, 2000 appearing herein, states that they did not audit and they do not express an opinion on that unaudited condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited condensed consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus constitutes a part of the registration statement on Form S-3, together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement, which we have filed with the Securities and Exchange Commission with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information in the registration statement. For further information about us and our securities, see the registration statement and its exhibits. This prospectus contains a description of the material terms and features of some material contracts, reports or exhibits to the registration statement required to be disclosed. However, as the descriptions are summaries of the contracts, reports or exhibits, we urge you to refer to the copy of each material contract, report and exhibit attached to the registration statement. Copies of the registration statement and the exhibits to the registration statement, as well as the periodic reports, proxy statements and other information we will file with the Securities and Exchange Commission, may be examined without charge in the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549, and the Securities and Exchange Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13(th) Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. You can get information about the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission upon payment of prescribed fees. In addition, the Securities and Exchange Commission maintains a Web site which provides online access to periodic reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address HTTP://WWW.SEC.GOV.

                  INFORMATION WE CAN INCORPORATE BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold or until we terminate this offering:

    - Annual Report on Form 10-K for the year ended December 31, 1999.

    - Quarterly Report on Form 10-Q for the three months ended March 31, 2000, filed on May 8, 2000.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

    7-Eleven, Inc.
    2711 North Haskell Avenue
    Dallas, Texas 75204-2906
    Attention: Investor Relations
    Telephone: (214) 828-7587

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                         INDEX TO FINANCIAL STATEMENTS


AUDITED CONSOLIDATED FINANCIAL STATEMENTS:

Report of Independent Accountants...........................     F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................     F-3

Consolidated Statements of Earnings for the years ended
  December 31, 1997, 1998 and 1999..........................     F-4

Consolidated Statements of Shareholders' Equity (Deficit)
  for the years ended December 31, 1997, 1998 and 1999......     F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998
  and 1999..................................................     F-6

Notes to Consolidated Financial Statements..................     F-7

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
  (UNAUDITED):

Report of Independent Accountants...........................    F-35

Condensed Consolidated Balance Sheets as of
  December 31, 1999 and March 31, 2000......................    F-36

Condensed Consolidated Statements of Earnings for the
  three months ended March 31, 1999 and 2000................    F-37

Condensed Consolidated Statements of Cash Flows for the
  three months ended March 31, 1999 and 2000................    F-38

Notes to Condensed Consolidated Financial Statements........    F-39

                       REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Shareholders

of 7-Eleven, Inc.

    We have audited the accompanying consolidated balance sheets of 7-Eleven, Inc. and Subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of earnings, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 7-Eleven, Inc. and Subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          PRICEWATERHOUSECOOPERS LLP

Dallas, Texas
February 3, 2000, except as to the information regarding sale-leaseback agreements included in
Note 13, for which the date is March 2, 2000, the information regarding the private placement transaction included in Note 2, for which the date is March 16, 2000, and the information regarding the reverse stock split included in Note 2, for which the date is May 1, 2000.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1998          1999
                                                              -----------   -----------
ASSETS
  Current assets:
    Cash and cash equivalents...............................  $    87,115   $    76,859
    Accounts receivable.....................................      148,046       179,039
    Inventories.............................................      101,045       134,050
    Other current assets....................................      162,631       115,328
                                                              -----------   -----------
      Total current assets..................................      498,837       505,276
  Property and equipment....................................    1,652,932     1,880,520
  Other assets..............................................      324,310       299,870
                                                              -----------   -----------
      Total assets..........................................  $ 2,476,079   $ 2,685,666
                                                              ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
  Current liabilities:
    Trade accounts payable..................................  $   136,059   $   168,302
    Accrued expenses and other liabilities..................      422,633       401,216
    Commercial paper........................................       18,348        34,418
    Long-term debt due within one year......................      151,754       207,413
                                                              -----------   -----------
      Total current liabilities.............................      728,794       811,349
  Deferred credits and other liabilities....................      220,653       251,073
  Long-term debt............................................    1,788,843     1,802,819
  Convertible quarterly income debt securities..............      380,000       380,000
  Commitments and contingencies
  Shareholders' equity (deficit):
    Preferred stock, $.01 par value; 5,000,000 shares
      authorized; no shares issued and outstanding
    Common stock, $.0001 par value; 1,000,000,000 shares
      authorized; 409,922,935 and 81,999,790 shares issued
      and outstanding.......................................           41             8
    Additional capital......................................      625,574       625,761
    Accumulated deficit.....................................   (1,278,009)   (1,194,896)
    Accumulated other comprehensive earnings................       10,183         9,552
                                                              -----------   -----------
      Total shareholders' equity (deficit)..................     (642,211)     (559,575)
                                                              -----------   -----------
        Total liabilities and shareholders' equity
          (deficit).........................................  $ 2,476,079   $ 2,685,666
                                                              ===========   ===========

                See notes to consolidated financial statements.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1997         1998         1999
                                                           ----------   ----------   ----------
REVENUES:
  Merchandise sales (including $438,489, $466,013 and
    $527,422 in excise taxes)............................  $5,181,762   $5,573,606   $6,216,133
  Gasoline sales (including $532,635, $577,457 and
    $634,199 in excise taxes)............................   1,789,383    1,684,184    2,035,557
                                                           ----------   ----------   ----------
      Net sales..........................................   6,971,145    7,257,790    8,251,690

  Other income...........................................      89,412       92,021       97,853
                                                           ----------   ----------   ----------
      Total revenues.....................................   7,060,557    7,349,811    8,349,543
                                                           ----------   ----------   ----------

COSTS AND EXPENSES:
  Merchandise cost of goods sold.........................   3,353,323    3,645,974    4,073,743
  Gasoline cost of goods sold............................   1,605,603    1,476,144    1,812,115
                                                           ----------   ----------   ----------
      Total cost of goods sold...........................   4,958,926    5,122,118    5,885,858
  Franchisee gross profit................................     524,941      551,003      612,233
  Operating, selling, general and administrative
    expenses.............................................   1,371,265    1,502,788    1,621,881
  Interest expense, net..................................      90,130       91,289      102,232
                                                           ----------   ----------   ----------
      Total costs and expenses...........................   6,945,262    7,267,198    8,222,204
                                                           ----------   ----------   ----------

EARNINGS BEFORE INCOME TAX EXPENSE AND EXTRAORDINARY
  GAIN...................................................     115,295       82,613      127,339

INCOME TAX EXPENSE.......................................      45,253       31,889       48,516
                                                           ----------   ----------   ----------
EARNINGS BEFORE EXTRAORDINARY GAIN.......................      70,042       50,724       78,823

EXTRAORDINARY GAIN ON DEBT REDEMPTION (NET OF TAX EFFECT
  OF $14,912 AND $2,743).................................          --       23,324        4,290
                                                           ----------   ----------   ----------
NET EARNINGS.............................................  $   70,042   $   74,048   $   83,113
                                                           ==========   ==========   ==========

NET EARNINGS PER COMMON SHARE:
    BASIC
      Earnings before extraordinary gain.................  $     0.85   $     0.62   $     0.96
      Extraordinary gain.................................          --         0.28         0.05
                                                           ----------   ----------   ----------
      Net earnings.......................................  $     0.85   $     0.90   $     1.01
                                                           ==========   ==========   ==========
    DILUTED
      Earnings before extraordinary gain.................  $     0.81   $     0.60   $     0.87
      Extraordinary gain.................................          --         0.23         0.04
                                                           ----------   ----------   ----------
      Net earnings.......................................  $     0.81   $     0.83   $     0.91
                                                           ==========   ==========   ==========

                See notes to consolidated financial statements.

                        7-ELEVEN, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                       (DOLLARS AND SHARES IN THOUSANDS)

                                                                                            ACCUMULATED OTHER
                                                                                              COMPREHENSIVE
                                                                                                 EARNINGS
                                                                                         ------------------------
                                                                          ACCUMULATED    UNREALIZED     FOREIGN     SHAREHOLDERS'
                                                    PAR      ADDITIONAL     EARNINGS       GAINS       CURRENCY        EQUITY
                                        SHARES     VALUE      CAPITAL      (DEFICIT)      (LOSSES)    TRANSLATION     (DEFICIT)
                                       --------   --------   ----------   ------------   ----------   -----------   -------------
BALANCE AT DECEMBER 31, 1996.........   409,923     $ 41      $625,574    $(1,422,099)    $10,765       $(3,236)      $(788,955)

  Net earnings.......................                                          70,042                                    70,042
  Other comprehensive earnings:
    Unrealized gain on equity
      securities (net of $958
      deferred taxes)................                                                       1,498                         1,498
    Reclassification adjustments for
      gains included in net earnings
      (net of $1,964 tax expense)....                                                      (3,072)                       (3,072)
    Foreign currency translation.....                                                                    (1,040)         (1,040)
                                                                                                                      ---------
    Total other comprehensive
      earnings (loss)................                                                                                    (2,614)
                                                                                                                      ---------
  Comprehensive earnings.............                                                                                    67,428
                                       --------     ----      --------    -----------     -------       -------       ---------
BALANCE AT DECEMBER 31, 1997.........   409,923       41       625,574     (1,352,057)      9,191        (4,276)       (721,527)

  Net earnings.......................                                          74,048                                    74,048
  Other comprehensive earnings:
    Unrealized gain on equity
      securities (net of $7,293
      deferred taxes)................                                                      11,408                        11,408
    Reclassification adjustments for
      gains included in net earnings
      (net of $2,649 tax expense)....                                                      (4,143)                       (4,143)
    Foreign currency translation.....                                                                    (1,997)         (1,997)
                                                                                                                      ---------
  Total other comprehensive earnings
    (loss)...........................                                                                                     5,268
                                                                                                                      ---------
  Comprehensive earnings.............                                                                                    79,316
                                       --------     ----      --------    -----------     -------       -------       ---------
BALANCE AT DECEMBER 31, 1998.........   409,923       41       625,574     (1,278,009)     16,456        (6,273)       (642,211)

  Net earnings.......................                                          83,113                                    83,113
  Other comprehensive earnings:
    Unrealized loss on equity
      securities (net of ($447)
      deferred taxes)................                                                        (698)                         (698)
    Reclassification adjustments for
      gains included in net earnings
      (net of $2,946 tax expense)....                                                      (4,607)                       (4,607)
    Foreign currency translation.....                                                                     4,674           4,674
                                                                                                                      ---------
    Total other comprehensive
      earnings (loss)................                                                                                      (631)
                                                                                                                      ---------
  Comprehensive earnings.............                                                                                    82,482
  Issuance of stock..................        76                    154                                                      154
  Reverse stock split................  (327,999)     (33)           33                                                       --
                                       --------     ----      --------    -----------     -------       -------       ---------
BALANCE AT DECEMBER 31, 1999.........    82,000     $  8      $625,761    $(1,194,896)    $11,151       $(1,599)      $(559,575)
                                       ========     ====      ========    ===========     =======       =======       =========

                See notes to consolidated financial statements.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                    YEARS ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 1997         1998         1999
                                                              ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..............................................  $   70,042   $   74,048   $   83,113
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Extraordinary gain on debt redemption...................          --      (23,324)      (4,290)
    Depreciation and amortization of property and
      equipment.............................................     177,174      175,086      185,495
    Other amortization......................................      19,026       19,611       19,968
    Deferred income taxes...................................      31,812       19,190       32,476
    Noncash interest expense................................       2,342        1,725        1,466
    Other noncash expense (income)..........................          96        2,943       (4,099)
    Net loss on property and equipment......................       2,391        9,631        7,955
    Increase in accounts receivable.........................      (1,563)     (22,674)     (36,724)
    (Increase) decrease in inventories......................     (16,010)      11,306      (33,005)
    (Increase) decrease in other assets.....................     (11,114)     (35,330)       3,925
    (Decrease) increase in trade accounts payable and other
      liabilities...........................................     (76,250)         600       25,595
                                                              ----------   ----------   ----------
        Net cash provided by operating activities...........     197,946      232,812      281,875
                                                              ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for purchase of property and equipment...........    (232,539)    (380,871)    (428,837)
  Proceeds from sale of property and equipment..............      39,648        8,607       63,861
  Proceeds from sale of domestic securities.................       4,997        6,754        7,522
  Acquisition of businesses, net of cash acquired...........          --      (32,929)          --
  Other.....................................................       1,911        1,625        7,219
                                                              ----------   ----------   ----------
        Net cash used in investing activities...............    (185,983)    (396,814)    (350,235)
                                                              ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from commercial paper and revolving credit
    facilities..............................................   5,907,243    7,231,795    4,872,273
  Payments under commercial paper and revolving credit
    facilities..............................................  (5,842,539)  (7,032,120)  (4,661,427)
  Proceeds from issuance of long-term debt..................     225,000       96,503           --
  Principal payments under long-term debt agreements........    (299,005)    (154,376)    (147,392)
  Proceeds from issuance of convertible quarterly income
    debt securities.........................................          --       15,000           --
  Increase (decrease) in outstanding checks in excess of
    cash in bank............................................       4,665       11,765       (4,600)
  Other.....................................................        (551)      (4,525)        (750)
                                                              ----------   ----------   ----------
        Net cash (used in) provided by financing
          activities........................................      (5,187)     164,042       58,104
                                                              ----------   ----------   ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........       6,776           40      (10,256)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............      80,299       87,075       87,115
                                                              ----------   ----------   ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $   87,075   $   87,115   $   76,859
                                                              ==========   ==========   ==========

RELATED DISCLOSURES FOR CASH FLOW REPORTING:
  Interest paid, excluding SFAS No.15 Interest..............  $  (97,568)  $  (99,240)  $ (117,669)
                                                              ==========   ==========   ==========
  Net income taxes paid.....................................  $  (10,482)  $  (11,721)  $  (16,181)
                                                              ==========   ==========   ==========
  Assets obtained by entering into capital leases...........  $   56,745   $   33,643   $   40,638
                                                              ==========   ==========   ==========

                See notes to consolidated financial statements.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

1.  ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--7-Eleven, Inc. and its subsidiaries ("the Company") is owned approximately 65% by IYG Holding Company, (see Note 2), which is jointly owned by Ito-Yokado Co., Ltd. ("IY") and Seven-Eleven Japan
Co., Ltd. ("SEJ"). The Company operates more than 5,700 7-Eleven and other convenience stores in the United States and Canada. Area licensees, or their franchisees, and affiliates operate approximately 13,800 additional 7-Eleven convenience stores in certain areas of the United States, in 15 foreign countries and in the U. S. territories of Guam and Puerto Rico.

    The consolidated financial statements include the accounts of 7-Eleven, Inc. and its subsidiaries. Intercompany transactions and account balances are eliminated. Prior-year amounts have been reclassified to conform to the current-year presentation.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Merchandise sales and cost of goods sold of stores operated by franchisees are consolidated with the results of Company-operated stores. Merchandise sales of stores operated by franchisees are $2,880,148, $3,034,951 and $3,385,554 from 2,868, 2,960 and 3,008 stores for the years ended December 31, 1997, 1998 and 1999, respectively.

    The gross profit of the franchise stores is split between the Company and its franchisees. The Company's share of the gross profit of franchise stores is its continuing franchise fee, generally ranging from 50% to 58% of the merchandise gross profit of the store, which is charged to the franchisee for the license to use the 7-Eleven operating system and trademarks, for the lease and use of the store premises and equipment, and for continuing services provided by the Company. These services include merchandising, advertising, recordkeeping, store audits, contractual indemnification, business counseling services and preparation of financial summaries. In addition, franchisees receive the greater of one cent per gallon sold or 25% of gasoline gross profit as compensation for measuring and reporting deliveries of gasoline, conducting pricing surveys of competitors, changing the prices and cleaning the service areas.

    Sales by stores operated under domestic and foreign area license agreements are not included in consolidated revenues. All fees or royalties arising from such agreements are included in other income. Initial fees, which have been immaterial, are recognized when the services required under the agreements are performed.

    OPERATING SEGMENT--The Company operates in a single operating segment--the operating, franchising and licensing of convenience food stores, primarily under the 7-Eleven name. Revenues from external customers are derived principally from two major product categories--merchandise and gasoline. The Company's merchandise sales are comprised of groceries, beverages, tobacco products, beer/wine, candy/snacks, fresh foods, dairy products, non-food merchandise and services. Services

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

1.  ACCOUNTING POLICIES (CONTINUED)
include lottery, ATM and money order service fees/commissions for which there are little, if any, costs included in merchandise cost of goods sold.

    The Company does not record merchandise sales on the basis of product categories. However, based on the total dollar volume of store purchases, management estimates that the percentages of its convenience store merchandise sales by principal product category for the last three years were as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                       ------------------------------------
PRODUCT CATEGORIES                                       1997          1998          1999
------------------                                     --------      --------      --------
Tobacco Products.....................................    22.5%         23.7%         25.8%
Beverages............................................    23.2%         23.7%         22.9%
Beer/Wine............................................    11.8%         11.3%         10.8%
Candy/Snacks.........................................     9.8%          9.5%          9.4%
Non-Foods............................................     9.2%          8.8%          9.2%
Food Service.........................................     5.9%          6.0%          5.9%
Dairy Products.......................................     5.6%          5.3%          5.0%
Other................................................     4.9%          4.6%          4.2%
Baked Goods..........................................     4.4%          4.2%          3.9%
                                                        -----         -----         -----
  Total Product Sales................................    97.3%         97.1%         97.1%
Services.............................................     2.7%          2.9%          2.9%
                                                        -----         -----         -----
  Total Merchandise Sales............................   100.0%        100.0%        100.0%
                                                        =====         =====         =====

    The Company does not rely on any major customers as a source of revenue. Excluding area license royalties, which are included in other income as stated above, the Company's operations are concentrated in the United States and Canada. Approximately 8% of the Company's net sales for the years ended
December 31, 1997, 1998 and 1999 are from Canadian operations, and approximately 5% of the Company's long-lived assets as of December 31, 1998 and 1999 are located in Canada.

    OTHER INCOME--Other income is primarily area license royalties and franchise fee income. The area license royalties include amounts from area license agreements with SEJ of approximately $50 million, $53 million and $56 million for the years ended December 31, 1997, 1998 and 1999, respectively.

    Under the present franchise agreements, initial franchise fees are generally calculated based on gross profit experience for the store or market area. These fees cover certain costs including training, an allowance for lodging for the trainees and other costs relating to the franchising of the store. The Company defers the recognition of these fees in income until its obligations under the agreement are completed. Franchisee fee income was $8,309, $11,881 and $13,987 for the years ended December 31, 1997, 1998 and 1999, respectively.

    OPERATING, SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (OSG&A)--Buying and occupancy expenses are included in OSG&A. Advertising costs, also included in OSG&A, generally are charged to

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

1.  ACCOUNTING POLICIES (CONTINUED)
expense as incurred and were $35,111, $40,144 and $39,418 for the years ended December 31, 1997, 1998 and 1999, respectively.

    INTEREST EXPENSE--Interest expense is net of interest income and capitalized interest. Interest income was $8,788, $12,021 and $11,159, and capitalized interest was $572, $2,328 and $4,952 for the years ended December 31, 1997, 1998 and 1999, respectively.

    INCOME TAX EXPENSE--Income taxes are determined using the liability method, where deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets include tax carryforwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

    CASH AND CASH EQUIVALENTS--The Company considers all highly liquid investment instruments purchased with maturities of three months or less to be cash equivalents. Cash and cash equivalents include temporary cash investments of $29,167 and $8,114 at December 31, 1998 and 1999, respectively, stated at cost, which approximates market.

    The Company utilizes a cash management system under which a book balance cash overdraft exists for the Company's primary disbursement accounts. These overdrafts represent uncleared checks in excess of cash balances in bank accounts at the end of the reporting period. The Company transfers cash on an as-needed basis to fund clearing checks (see Note 8).

    INVENTORIES--Inventories are stated at the lower of cost or market. Cost is generally determined by the LIFO method for stores in the United States and by the FIFO method for stores in Canada.

    DEPRECIATION AND AMORTIZATION--Depreciation of property and equipment is based on the estimated useful lives of these assets using the straight-line method. Acquisition and development costs for significant business systems and related software for internal use are capitalized and are depreciated or amortized on a straight-line basis. Amortization of capital lease assets, improvements to leased properties and favorable leaseholds is based on the remaining terms of the leases or the estimated useful lives, whichever is shorter. The following table summarizes the years over which significant assets are generally depreciated or amortized:

                                                               YEARS
                                                              --------
Buildings...................................................     25
Leasehold improvements......................................  3 to 20
Equipment...................................................  3 to 10
Software and other intangibles..............................   3 to 7
License royalties and goodwill..............................  20 to 40

    Effective August 1999, the Company changed the depreciable lives of all buildings from 20 to 25 years. The effect of the change in estimate decreased depreciation expense by approximately $2,400 for the year ended December 31, 1999. The change had an immaterial effect on earnings per share for the same period. Had the change in estimate been made at January 1, 1999, depreciation expense would have decreased by approximately $5,900 for the year ended December 31, 1999.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

1.  ACCOUNTING POLICIES (CONTINUED)
    Foreign and domestic area license royalty intangibles were recorded in 1987 at the fair value of future royalty payments and are being amortized over 20 years using the straight-line method. The 20-year life is less than the estimated lives of the various royalty agreements, the majority of which are perpetual.

    STORE CLOSINGS / ASSET IMPAIRMENT--Provision is made on a current basis for the write-down of identified owned-store closings to their net realizable value. For identified leased-store closings, leasehold improvements are written down to their net realizable value and a provision is made on a current basis if anticipated expenses are in excess of expected sublease rental income. The Company's long-lived assets, including goodwill, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

    INSURANCE--The Company has established insurance programs to cover certain insurable risks consisting primarily of physical loss to property, business interruptions resulting from such loss, workers' compensation, employee healthcare, comprehensive general and auto liability. Third-party insurance coverage is obtained for property and casualty exposures above predetermined deductibles as well as those risks required to be insured by law or contract. Provisions for losses expected under the insurance programs are recorded based on independent actuarial estimates of the aggregate liabilities for claims incurred.

    ENVIRONMENTAL--Environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible are expensed by the Company. Expenditures that extend the life of the related property or prevent future environmental contamination are capitalized. The Company determines its liability on a site-by-site basis and records a liability when it is probable and can be reasonably estimated. The estimated liability of the Company is not discounted.

    A portion of the environmental expenditures incurred for corrective action at gasoline sites is eligible for reimbursement under state trust funds and reimbursement programs. A related receivable is recorded for estimated probable refunds. The receivable is discounted if the amount relates to remediation activities which have already been completed. A receivable is also recorded to reflect estimated probable reimbursement from other parties (see Note 14).

2.  SUBSEQUENT EVENTS

    On March 16, 2000, the Company issued 22,736,842 shares of common stock at $23.75 per share to IYG Holding Company in a private placement transaction, which increased their ownership in the Company to 72.7%. The net proceeds of $539,425 was used on March 16, 2000, to repay the outstanding balance on the Company's bank term loan of $112,500 and will be used to reduce the Company's revolving credit facility by approximately $250 million and commercial paper facility by approximately $177 million (see Note 9). The reduction of the revolver and commercial paper facilities occurred as the various instruments matured during the month of March 2000.

    On April 26, 2000, the shareholders of the Company approved a reverse stock split of one share of common for five shares of common, which was effective
May 1, 2000. As a result, share data as of

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

2.  SUBSEQUENT EVENTS (CONTINUED)
December 31, 1999 and all earnings-per-share data included herein have been restated to reflect the reverse stock split.

    The impact of the issuance of the additional shares of common stock and the reduction of debt on earnings before extraordinary gain and related earnings per share, had the transaction occurred on January 1, 1999, is presented in the following condensed consolidated pro forma information for the year ended December 31, 1999 (unaudited, in thousands, except per-share data):

                                               AS           PRO FORMA
                                            PRESENTED      ADJUSTMENTS      PRO FORMA
                                            ---------      -----------      ---------
Earnings before extraordinary gain:
  Basic...................................  $ 78,823         $ 18,296(1)    $ 97,119
  Diluted.................................  $ 89,584         $ 18,296(1)    $107,880

Weighted-average common shares
  outstanding:
  Basic...................................    81,994           22,737(2)     104,731
  Diluted.................................   102,960           22,737(2)     125,697

Earnings per common share before
  extraordinary gain:
  Basic...................................  $    .96                        $    .93
  Diluted.................................  $    .87                        $    .86

------------------------

(1) Represents interest on retired bank term loan and reduced revolving credit and commercial paper facilities net of tax.

(2) Represents additional common shares issued in private placement.

    The pro forma results are not necessarily indicative of what would have occurred if the private placement had occurred at the beginning of the period presented. In addition, they are not intended to be a projection of future results.

3.  ACCOUNTS RECEIVABLE

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Trade accounts receivable...............................  $ 59,985   $ 84,770
Franchisee accounts receivable..........................    74,176     71,756
Environmental cost reimbursements--see Note 14..........     9,798     11,981
SEJ royalty receivable..................................     4,230      4,522
Other accounts receivable...............................     8,624     12,254
                                                          --------   --------
                                                           156,813    185,283
Allowance for doubtful accounts.........................    (8,767)    (6,244)
                                                          --------   --------
                                                          $148,046   $179,039
                                                          ========   ========

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

4.  INVENTORIES

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Merchandise.............................................  $ 74,835   $ 86,976
Gasoline................................................    26,210     47,074
                                                          --------   --------
                                                          $101,045   $134,050
                                                          ========   ========

    Inventories stated on the LIFO basis that are included in inventories in the accompanying Consolidated Balance Sheets were $50,242 and $60,505 for merchandise and $21,070 and $40,466 for gasoline at December 31, 1998 and 1999, respectively. These amounts are less than replacement cost by $33,804 and $37,203 for merchandise and $600 and $7,124 for gasoline at December 31, 1998 and 1999, respectively.

5.  OTHER CURRENT ASSETS

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Prepaid expenses........................................  $ 26,670   $ 29,134
Deferred tax assets--see Note 16........................    61,260     50,287
Restricted cash.........................................    22,810         --
Advances for lottery and other tickets..................    22,247     27,789
Reimbursable equipment purchases under the master lease
  facility--see Note 13.................................    22,892         --
Other...................................................     6,752      8,118
                                                          --------   --------
                                                          $162,631   $115,328
                                                          ========   ========

6.  PROPERTY AND EQUIPMENT

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1998          1999
                                                     -----------   -----------
Cost:
  Land.............................................  $   493,369   $   495,598
  Buildings........................................      389,751       419,288
  Leaseholds.......................................    1,047,791     1,172,791
  Equipment........................................      953,001     1,113,561
  Software.........................................      131,693       186,315
  Construction in process..........................      102,524        90,951
                                                     -----------   -----------
                                                       3,118,129     3,478,504
Accumulated depreciation and amortization (includes
  $29,886 and $47,415 related to software).........   (1,465,197)   (1,597,984)
                                                     -----------   -----------
                                                     $ 1,652,932   $ 1,880,520
                                                     ===========   ===========

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

7.  OTHER ASSETS

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
SEJ license royalty intangible (net of accumulated
  amortization of $181,034 and $197,049)................  $137,466   $121,451
Other license royalty intangibles (net of accumulated
  amortization of $32,259 and $35,095)..................    24,345     21,509
Environmental cost reimbursements--see Note 14..........    42,012     45,046
Goodwill (net of accumulated amortization of $449 and
  $1,159)...............................................    30,671     28,137
Investments in available-for-sale domestic securities
  (no cost basis).......................................    27,011     18,313
Other...................................................    62,805     65,414
                                                          --------   --------
                                                          $324,310   $299,870
                                                          ========   ========

8.  ACCRUED EXPENSES AND OTHER LIABILITIES

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Insurance...............................................  $ 54,059   $ 31,773
Compensation............................................    47,216     63,188
Taxes...................................................    51,807     55,577
Lotto, lottery and other tickets........................    37,446     40,756
Other accounts payable..................................    33,320     26,132
Environmental costs--see Note 14........................    22,364     20,019
Profit sharing--see Note 12.............................    16,490     16,491
Interest................................................    20,432      6,243
Book overdrafts payable--see Note 1.....................    60,235     55,635
Other current liabilities...............................    79,264     85,402
                                                          --------   --------
                                                          $422,633   $401,216
                                                          ========   ========

    The Company continues to review the functions necessary to enable its stores to respond faster, more creatively and more cost efficiently to rapidly changing customer needs and preferences. To accomplish this goal, the Company continues to realign and reduce personnel. For the year ended December 31, 1998, the Company accrued $7,643 for severance benefits for the reduction in force of approximately 120 management and administrative employees. There have been no significant changes to the initial accrual, and the unpaid balance of $2,936 is included in accrued expenses and other liabilities as of December 31, 1999. In addition, the Company accrued termination benefits of $4,654 in December 1999 for approximately 40 employees. The cost of the termination benefits in 1998 and 1999 was recorded in OSG&A expense.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

9.  DEBT

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1998         1999
                                                       ----------   ----------
Bank Debt Term Loans.................................  $  168,750   $  112,500
Bank Debt revolving credit facility..................     295,000      250,000
Commercial paper.....................................     350,000      600,000
5% First Priority Senior Subordinated Debentures due
  2003...............................................     317,866      287,152
4 1/2% Second Priority Senior Subordinated Debentures
  (Series A) due 2004................................     144,472      133,948
4% Second Priority Senior Subordinated Debentures
  (Series B) due 2004................................      22,590       21,849
Yen Loans............................................     223,751      177,223
7 1/2% Cityplace Term Loan due 2005..................     272,883      267,448
Capital lease obligations............................     137,152      156,933
Other................................................       8,133        3,179
                                                       ----------   ----------
                                                        1,940,597    2,010,232
Less long-term debt due within one year..............     151,754      207,413
                                                       ----------   ----------
                                                       $1,788,843   $1,802,819
                                                       ==========   ==========

    BANK DEBT--The Company is obligated to a group of lenders under an unsecured credit agreement ("Credit Agreement") that includes a $225 million term loan and a $400 million revolving credit facility. A sublimit of $150 million for letters of credit is included in the revolving credit facility. In addition, to the extent outstanding letters of credit are less than the $150 million maximum, the excess availability can be used for additional borrowings under the revolving credit facility.

    Payments on the term loan, which matures on December 31, 2001, commenced in March 1998, when the first installment of 16 quarterly installments of $14,063 was paid. Upon expiration of the revolving credit facility in February 2002, all the then-outstanding letters of credit must expire and may need to be replaced, and all other amounts then outstanding will be due and payable in full. At December 31, 1999, outstanding letters of credit under the facility totaled $70,152.

    Interest on the term loan and borrowings under the revolving credit facility is generally payable quarterly and is based on a variable rate equal to the administrative agent bank's base rate or, at the Company's option, at a rate equal to a reserve-adjusted Eurodollar rate plus .475% per year. A fee of .325% per year on the outstanding amount of letters of credit is required to be paid quarterly. In addition, a facility fee of .15% per year is charged on the aggregate amount of the Credit Agreement facility and is payable quarterly. The weighted-average interest rate on the term loan outstanding at December 31, 1998 and 1999, respectively, was 5.6% and 6.6%. The weighted-average interest rate on the revolving credit facility borrowings outstanding at December 31, 1998 and 1999, respectively, was 5.6% and 6.8%.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

9.  DEBT (CONTINUED)
    The Credit Agreement contains various financial and operating covenants which require, among other things, the maintenance of certain financial ratios including interest and rent coverage, fixed-charge coverage and senior indebtedness to earnings before interest, income taxes, depreciation and amortization. The Credit Agreement also contains various covenants which, among other things, (a) limit the Company's ability to incur or guarantee indebtedness or other liabilities other than under the Credit Agreement, (b) restrict the Company's ability to engage in asset sales and sale/leaseback transactions,
(c) restrict the types of investments the Company can make and (d) restrict the Company's ability to pay cash dividends, redeem or prepay principal and interest on any subordinated debt and certain senior debt.

    COMMERCIAL PAPER--Effective January 1999, the availability of borrowings under the Company's commercial paper facility was increased from $400 million to $650 million. At December 31, 1998 and 1999, $350 million and $600 million of the respective $368,348 and $634,418 outstanding principal amounts, net of discount, was classified as long-term debt since the Company intends to maintain at least these amounts outstanding during the next year. Such debt is unsecured and is fully and unconditionally guaranteed by IY. IY has agreed to continue its guarantee of all commercial paper issued through 2001. While it is not anticipated that IY would be required to perform under its commercial paper guarantee, in the event IY makes any payments under the guarantee, the Company and IY have entered into an agreement by which the Company is required to reimburse IY subject to restrictions in the Credit Agreement. The weighted-average interest rate on commercial paper borrowings outstanding at December 31, 1998 and 1999, respectively, was 5.2% and 6.1%.

    DEBENTURES--The Debentures are accounted for in accordance with SFAS
No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring," and were recorded at an amount equal to the future undiscounted cash payments, both principal and interest ("SFAS No. 15 Interest"). Accordingly, no interest expense will be recognized over the life of these securities, and cash interest payments will be charged against the recorded amount of such securities. Interest on all of the Debentures is payable in cash semiannually on June 15 and December 15 of each year.

    The 5% First Priority Senior Subordinated Debentures, due December 15, 2003 ("5% Debentures"), had an outstanding principal balance of $239,293 at December 31, 1999, and are redeemable at any time at the Company's option at 100% of the principal amount.

    The Second Priority Senior Subordinated Debentures were issued in three series, and each series is redeemable at any time at the Company's option at 100% of the principal amount and are described as follows:

    - 4 1/2% Series A Debentures, due June 15, 2004 ("4 1/2% Debentures"), had an outstanding principal balance of $111,391 at December 31, 1999.

    - 4% Series B Debentures, due June 15, 2004 ("4% Debentures"), had an outstanding principal balance of $18,516 at December 31, 1999.

    - 12% Series C Debentures, due June 15, 2009 ("12% Debentures"), were redeemed by the Company in March 1998 with a portion of the proceeds from the issuance of $80 million principal amount of Convertible Quarterly Income Debt Securities due 2013 ("1998 QUIDS") to

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

9.  DEBT (CONTINUED)
     IY and SEJ (see Note 10). The 12% Debentures had an outstanding principal balance of $21,787 when they were redeemed.

    The Company also utilized a portion of the proceeds from the 1998 QUIDS to purchase $15,700 principal amount of its 5% Debentures, $7,845 principal amount of its 4 1/2% Debentures and $250 principal amount of its 4% Debentures during the fourth quarter of 1998. The partial purchases of these debentures, together with the redemption of the 12% Debentures, resulted in an extraordinary gain of $23,324 (net of current tax effect of $14,912) as a result of the discounted purchase price and the inclusion of SFAS No. 15 Interest in the carrying amount of the debt.

    In addition, the Company purchased $15,000 principal amount of its 5% Debentures in January 1999 and $4,418 principal amount of its 4 1/2% Debentures in February 1999 with a portion of the proceeds of the 1998 QUIDS. These partial purchases resulted in an extraordinary gain of $4,290 (net of current tax effect of $2,743) in 1999 as a result of the discounted purchase price and the inclusion of SFAS No. 15 Interest in the carrying amount of the debt.

    Prior to the partial purchases, the 5% Debentures were subject to a sinking fund payment of $8,696 due in December 2002. The Company used its purchase of the 5% Debentures to satisfy all sinking fund requirements so that no sinking fund payments remain.

    The Debentures contain certain covenants that, among other things,
(a) limit the payment of dividends and certain other restricted payments by both the Company and its subsidiaries, (b) require the purchase by the Company of the Debentures at the option of the holder upon a change of control, (c) limit additional indebtedness, (d) limit future exchange offers, (e) limit the repayment of subordinated indebtedness, (f) require board approval of certain asset sales, (g) limit transactions with certain stockholders and affiliates and
(h) limit consolidations, mergers and the conveyance of all or substantially all of the Company's assets.

    The First and Second Priority Senior Subordinated Debentures are subordinate to the borrowings outstanding under the Credit Agreement and to previously outstanding mortgages and notes that are either backed by specific collateral or are general unsecured, unsubordinated obligations. The Second Priority Debentures are subordinate to the First Priority Debentures.

    YEN LOANS--In March 1988, the Company monetized its future royalty payments from SEJ, its area licensee in Japan, through a loan that is nonrecourse to the Company as to principal and interest ("1988 Yen Loan"). The original amount of the yen-denominated debt was 41 billion yen (approximately $327 million at the exchange rate in March 1988) and is collateralized by the Japanese trademarks and a pledge of the future royalty payments. By designating its future royalty receipts during the term of the loan to service the monthly interest and principal payments, the Company has hedged the impact of future exchange rate fluctuations. As a result of the hedge with the SEJ royalty, the 1988 Yen Loan and related interest are converted at 125.35 yen to one U.S. dollar. Payment of the debt is required no later than March 2006 through future royalties from SEJ. The Company believes it is a remote possibility that there will be any principal balance remaining at that date because current royalty projections suggest the 1988 Yen Loan could be repaid as early as 2001. One year following the final repayment of the 1988 Yen Loan, royalty payments from SEJ will be reduced by approximately

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

9.  DEBT (CONTINUED)
two-thirds in accordance with the terms of the license agreement. The interest rate was 3.10% as of December 31, 1999.

    In April 1998, funding occurred on an additional yen-denominated loan ("1998 Yen Loan") for 12.5 billion yen or $96.5 million of proceeds. The 1998 Yen Loan has an interest rate of 2.325% and will be repaid from the Seven-Eleven Japan area license royalty income after the 1988 Yen Loan has been retired, which is currently expected in 2001. Both principal and interest of the loan are nonrecourse to the Company. The Company utilized a short-term put option to lock-in the exchange rate and avoid the risk of foreign currency exchange loss. The put option was financed by selling a call option with the same yen amount and maturity as the put option. Due to market conditions, the call option was not exercised and, as a result, income of $1.6 million was recognized during 1998. Proceeds of the loan were designated for general corporate purposes. As a result of the hedge with the SEJ royalty, the 1998 Yen Loan and related interest are converted at 129.53 yen to one U.S. dollar.

    CITYPLACE DEBT--Cityplace Center East Corporation ("CCEC"), a subsidiary of the Company, constructed the headquarters tower, parking garages and related facilities of the Cityplace Center development and is currently obligated to The Sanwa Bank, Limited, New York Branch ("Sanwa"), which has a lien on the property financed. The debt with Sanwa has monthly payments of principal and interest based on a 25-year amortization at 7.5%, with the remaining principal due on March 1, 2005 (the "Cityplace Term Loan").

    The Company is occupying part of the building as its corporate headquarters and the balance is leased to third parties. As additional consideration through the extended term of the debt, CCEC will pay to Sanwa an amount that it receives from the Company which is equal to the net sublease income that the Company receives on the property and 60% of the proceeds, less $275 million and permitted costs, upon a sale or refinancing of the building.

    MATURITIES--Long-term debt maturities assume the continuance of the commercial paper program and the IY guarantee. The maturities, which include capital lease obligations as well as SFAS No. 15 Interest accounted for in the recorded amount of the Debentures, are as follows:

2000........................................................  $  207,413
2001........................................................     132,545
2002........................................................     278,659
2003........................................................     288,859
2004........................................................     166,943
Thereafter..................................................     935,813
                                                              ----------
                                                              $2,010,232
                                                              ==========

10.  CONVERTIBLE QUARTERLY INCOME DEBT SECURITIES

    In November 1995, the Company issued $300 million principal amount of Convertible Quarterly Income Debt Securities due 2010 ("1995 QUIDS") to IY and SEJ. The 1995 QUIDS have an interest rate of 4.5% and give the Company the right to defer interest payments thereon for up to 20

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

10. CONVERTIBLE QUARTERLY INCOME DEBT SECURITIES (CONTINUED) consecutive quarters. The holder of the 1995 QUIDS can convert the debt anytime into a maximum of 14,422,383 shares of the Company's common stock. The conversion rate represents a premium to the market value of the Company's common stock at the time of issuance of the 1995 QUIDS. As of December 31, 1999, no shares had been issued as a result of debt conversion.

    In February 1998, the Company issued $80 million principal amount of 1998 QUIDS, which have a 15-year life, no amortization and an interest rate of 4.5%. The instrument gives the Company the right to defer interest payments thereon for up to 20 consecutive quarters. The debt mandatorily converts into 6,501,686 shares of the Company's common stock if the Company's stock trades above $12.30 for 20 of 30 consecutive trading days after the fifth anniversary of issuance, or the Company's stock trades above $14.75 for 20 of 30 consecutive trading days after the third anniversary of issuance and before the fifth anniversary. A portion of the proceeds from the 1998 QUIDS was used to redeem the Company's 12% Debentures at par and to fund the partial purchases of its other Debentures (see
Note 9). The 1998 QUIDS, together with the 1995 QUIDS (collectively, "Convertible Debt"), are subordinate to all existing debt.

    The financial statements include interest payable of $723 as of December 31, 1998 and 1999, and interest expense of $13,733, $16,801 and $17,384 for the years ended December 31, 1997, 1998 and 1999, respectively, related to the Convertible Debt. The Company has not deferred any interest payments in connection with the Convertible Debt.

11.  FINANCIAL INSTRUMENTS

    FAIR VALUE--The disclosure of the estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies as indicated below.

    The carrying amounts of cash and cash equivalents, trade accounts receivable, trade accounts payable and accrued expenses and other liabilities are reasonable estimates of their fair values. Letters of credit are included in the estimated fair value of accrued expenses and other liabilities.

    The carrying amounts and estimated fair values of other financial instruments at December 31, 1999, are listed in the following table:

                                                          CARRYING   ESTIMATED
                                                           AMOUNT    FAIR VALUE
                                                          --------   ----------
Bank Debt...............................................  $362,500    $362,500
Commercial Paper........................................   634,418     634,418
Debentures..............................................   442,949     308,810
Yen Loans...............................................   177,223     223,753
Cityplace Term Loan.....................................   267,448     254,908
Convertible Debt........................................   380,000     305,561
Interest Rate Swap......................................     2,399      (6,768)

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

11.  FINANCIAL INSTRUMENTS (CONTINUED)
    The methods and assumptions used in estimating the fair value for each of the classes of financial instruments presented in the table above are as follows:

    - The carrying amount of the Bank Debt approximates fair value because the interest rates are variable.

    - Commercial paper borrowings are sold at market interest rates and have an average remaining maturity of less than 49 days. Therefore, the carrying amount of commercial paper is a reasonable estimate of its fair value. The guarantee of the commercial paper by IY is an integral part of the estimated fair value of the commercial paper borrowings.

    - The fair value of the Debentures is estimated based on December 31, 1999, bid prices obtained from investment banking firms where traders regularly make a market for these financial instruments. The carrying amount of the Debentures includes $73,749 of SFAS No. 15 Interest.

    - The fair value of the Yen Loans is estimated by calculating the present value of the future yen cash flows at current interest and exchange rates.

    - The fair value of the Cityplace Term Loan is estimated by calculating the present value of the future cash flows at a current interest rate for a similar financial instrument.

    - The fair value of the Convertible Debt (see Note 10) at December 31, 1999, is based on the sum of the fair values assigned to both an interest rate and an equity component of the debt by a valuation firm. The interest rate component is based on the ten-year treasury rate plus the Company's subordinated borrowing spread. The equity component is based on the Company's stock price as of December 31, 1999, using a 35% volatility factor. Subsequent to December 31, 1999, the Company's stock price has increased substantially. This increase would result in the fair value of the Convertible Debt moving closer to its carrying value.

    - The fair value of the Interest Rate Swap is estimated based on December 31, 1999, quoted market prices of the same or similar instruments and represents the estimated amount the Company would receive if the Company chose to terminate the swap as of December 31, 1999.

    DERIVATIVES--The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in foreign exchange rates (see Note 9), gasoline prices and interest rates. In June 1998, the Company entered into an interest rate swap agreement that fixed the interest rate at 5.395% on $250 million notional principal amount of floating rate debt until June 2003. This agreement was amended in February 1999, and the Company will pay a fixed interest rate of 6.096% on the floating rate debt until February 2004. A major financial institution, as counterparty to the agreement, will pay the Company a floating interest rate based on three-month LIBOR during the term of the agreement in exchange for the Company paying the fixed interest rate. Interest payments related to the original agreement commenced in September 1998, and interest payments related to the amended agreement commenced in May 1999. Interest payments are made quarterly by both parties. Except for the option component discussed below, the swap is accounted for as a hedge and, accordingly, any difference between amounts paid and received under the swap are recorded as interest expense. The impact on net interest expense as a result of this agreement was nominally favorable for

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

11.  FINANCIAL INSTRUMENTS (CONTINUED)
the years ended December 31, 1998 and 1999, and the Company does not anticipate a material impact on its earnings as a result of the amended agreement. The Company is at risk of loss from this swap agreement in the event of nonperformance by the counterparty.

    Upon expiration of the initial swap term, the original agreement was extendible for an additional five years at the option of the counterparty. This extendible option component of the original agreement was unwound by the amended agreement. The option component was recognized at fair value and marked to market as of December 31, 1998, and also at the time of unwinding. Due to declining interest rates throughout the third and fourth quarters of 1998, the Company recognized $3,677 of expense related to the option component in 1998. However, with respect to its unhedged floating rate debt, the Company experienced a positive economic benefit from the declining interest rates during the same period. In the first quarter of 1999, the Company recognized income of $1,505 as a result of the mark-to-market adjustment of the option component through the date of the unwinding.

    The Company is currently reviewing SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS
No. 133 becomes effective for all fiscal quarters of fiscal years beginning after June 15, 2000, and earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 2000. The Company intends to adopt the provisions of this statement as of January 1, 2001. The impact of the adoption of SFAS No. 133 has not been determined at this time due to the Company's continuing investigation of its financial instruments and the applicability of SFAS No. 133 to them.

12.  BENEFIT PLANS

    PROFIT SHARING PLANS--The Company maintains the 7-Eleven, Inc. Employees' Savings and Profit Sharing Plan (the "Savings and Profit Sharing Plan") for its U.S. employees and the 7-Eleven Canada, Inc. Pension Plan for its Canadian employees. These plans provide retirement benefits to eligible employees.

    Contributions to the Savings and Profit Sharing Plan, a 401(k) defined contribution plan, are made by both the participants and 7-Eleven. 7-Eleven contributes the greater of approximately 10% of its net earnings minus the amount contributed to the 7-Eleven, Inc. Supplemental Executive Retirement Plan for Eligible Employees (the "Supplemental Executive Retirement Plan") or an amount determined by the Company. Net earnings are calculated without regard to the contribution to the Savings and Profit Sharing Plan, federal income taxes, gains from debt repurchases and refinancings and, at the discretion of the chief executive officer of the Company, income from accounting changes. The contribution by the Company is generally allocated to the participants on the basis of their individual contribution and years of participation in the Savings and Profit Sharing Plan. The provisions of the 7-Eleven Canada, Inc. Pension Plan are similar to those of the Savings and Profit Sharing Plan. Total contributions to these plans for the years ended December 31, 1997, 1998 and 1999 were $12,977, $13,403 and $13,616, respectively, and are included in OSG&A.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

12.  BENEFIT PLANS (CONTINUED)
    SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN--Effective January 1998, the Company established the Supplemental Executive Retirement Plan, which is an unfunded employee benefit plan maintained primarily to allow compensation to be deferred by highly compensated employees as defined by the Internal Revenue Service. Benefits under this plan constitute general obligations of the Company, subject to the claims of general creditors of the Company, and participants have no security or other interest in such funds.

    Contributions to the Supplemental Executive Retirement Plan are made by the participant and may be made by the Company. A participant may elect to defer a maximum of 12 percent of eligible compensation. The Company may make a matching contribution, if so authorized each plan year, up to a maximum of six percent of the participant's eligible compensation minus the amount of the participant's deferral to the Savings and Profit Sharing Plan. Matching contributions, if any, will be credited to the participant's account at the same rate that 7-Eleven matches under the Savings and Profit Sharing Plan, but using years of service with the Company, minus one, rather than years of participation in the Savings and Profit Sharing Plan to determine a participant's group. There were no Company contributions to this plan for the years ended December 31, 1998 and 1999.

    POSTRETIREMENT BENEFITS--The Company's group insurance plan (the "Insurance Plan") provides postretirement medical and dental benefits for all retirees that meet certain criteria. Such criteria include continuous participation in the Insurance Plan ranging from 10 to 15 years depending on hire date, and the sum of age plus years of continuous service equal to at least 70. The Company contributes toward the cost of the Insurance Plan a fixed dollar amount per retiree based on age and number of dependents covered, as adjusted for actual claims experience. All other future costs and cost increases will be paid by the retirees. The Company continues to fund its cost on a cash basis; therefore, no plan assets have been accumulated.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

12.  BENEFIT PLANS (CONTINUED)

    The following information on the Company's Insurance Plan is provided:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
CHANGE IN BENEFIT OBLIGATION
  Net benefit obligation at beginning of year...............  $ 21,238   $ 22,914
  Service cost..............................................       536        658
  Interest cost.............................................     1,523      1,541
  Plan participants' contributions..........................     2,953      2,479
  Actuarial (gain) loss.....................................       894     (3,020)
  Gross benefits paid.......................................    (4,230)    (4,742)
                                                              --------   --------
  Net benefit obligation at end of year.....................  $ 22,914   $ 19,830
                                                              ========   ========

CHANGE IN PLAN ASSETS
  Fair value of plan assets at beginning of year............  $     --   $     --
  Employer contributions....................................     1,277      2,263
  Plan participants' contributions..........................     2,953      2,479
  Gross benefits paid.......................................    (4,230)    (4,742)
                                                              --------   --------
  Fair value of plan assets at end of year..................  $     --   $     --
                                                              ========   ========

Funded status at end of year................................  $(22,914)  $(19,830)
Unrecognized net actuarial gain.............................    (6,270)    (8,892)
                                                              --------   --------
Accrued benefit costs.......................................  $(29,184)  $(28,722)
                                                              ========   ========

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
COMPONENTS OF NET PERIODIC BENEFIT COST
  Service cost..............................................   $  521     $  536     $  658
  Interest cost.............................................    1,535      1,523      1,541
  Amortization of actuarial gain............................     (603)      (560)      (398)
                                                               ------     ------     ------
  Net periodic benefit cost.................................   $1,453     $1,499     $1,801
                                                               ======     ======     ======

WEIGHTED-AVERAGE ASSUMPTIONS USED
  Discount rate.............................................     7.25%      6.75%      7.75%
  Health care cost trend on covered charges:
    1998 trend..............................................     9.00%       N/A        N/A
    1999 trend..............................................     8.00%      8.00%       N/A
    2000 trend..............................................     7.00%      7.00%      7.00%
    Ultimate trend..........................................     6.00%      6.00%      6.00%
    Ultimate trend reached in...............................     2001       2001       2001

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

12.  BENEFIT PLANS (CONTINUED)
    There is no effect of a one-percentage-point increase or decrease in assumed health care cost trend rates on either the total service and interest cost components or the postretirement benefit obligation for the years ended
December 31, 1997, 1998 and 1999 as the Company contributes a fixed dollar amount.

    STOCK INCENTIVE PLAN--The 1995 Stock Incentive Plan (the "Stock Incentive Plan") provides for the granting of stock options, stock appreciation rights, performance shares, restricted stock, restricted stock units, bonus stock and other forms of stock-based awards and authorizes the issuance of up to
8.2 million shares over a ten-year period to certain key employees and officers of the Company. All options granted in 1997, 1998 and 1999 were granted at an exercise price that was equal to the fair market value on the date of grant. The options granted vest in five equal installments beginning one year after grant date with possible acceleration thereafter based upon certain improvements in the price of the Company's common stock. Vested options are exercisable within ten years of the date granted.

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the options granted: for each year presented, expected life of five years and no dividend yields, combined with risk-free interest rates of 5.81%, 4.50% and 6.19% in 1997, 1998 and 1999, respectively, and expected volatility of 51.37%, 61.76% and 62.95% in 1997, 1998 and 1999, respectively.

    A summary of the status of the Stock Incentive Plan as of December 31, 1997, 1998 and 1999, and changes during the years ending on those dates, is presented below (summary has been restated to reflect the reverse stock split discussed in Note 2):

                                               1997                        1998                        1999
                                     -------------------------   -------------------------   -------------------------
                                                  WEIGHTED-                   WEIGHTED-                   WEIGHTED-
                                      SHARES       AVERAGE        SHARES       AVERAGE        SHARES       AVERAGE
FIXED OPTIONS                        (000'S)    EXERCISE PRICE   (000'S)    EXERCISE PRICE   (000'S)    EXERCISE PRICE
-------------                        --------   --------------   --------   --------------   --------   --------------
Outstanding at beginning of year...    1,524       $15.4475        2,100       $14.4515        2,686       $13.2240
Granted............................      678        12.3450          672         9.5315          773         9.3750
Exercised..........................       --             --           --             --           --             --
Forfeited..........................     (102)       15.3395          (86)       14.3465         (365)       14.3585
                                     -------                     -------                     -------
Outstanding at end of year.........    2,100        14.4515        2,686        13.2240        3,094        12.1295
                                     =======                     =======                     =======
Options exercisable at year-end....      425        15.6155          809        15.0370        1,129        14.2110
Weighted-average fair value of
  options granted during the
  year.............................  $6.3455                     $5.3705                     $5.5265

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

12.  BENEFIT PLANS (CONTINUED)

                       OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
                    -------------------------                    ----------------------------
                                   WEIGHTED-
                      OPTIONS       AVERAGE                        OPTIONS
                    OUTSTANDING    REMAINING      WEIGHTED-      EXERCISABLE     WEIGHTED-
    RANGE OF        AT 12/31/99   CONTRACTUAL      AVERAGE       AT 12/31/99      AVERAGE
 EXERCISE PRICES      (000'S)        LIFE       EXERCISE PRICE     (000'S)     EXERCISE PRICE
-----------------   -----------   -----------   --------------   -----------   --------------
$9.3750...........       773          9.77         $ 9.3750            --         $     --
9.5315...........        659          8.79           9.5315           132           9.5315
12.3450..........        541          7.87          12.3450           216          12.3450
15.0000..........        581          6.75          15.0000           349          15.0000
15.9375..........        540          5.81          15.9375           432          15.9375
                       -----                                        -----
         9.3750 -
15.9375..........      3,094          7.97          12.1295         1,129          14.2110
                       =====                                        =====

    The Company is accounting for the Stock Incentive Plan under the provisions of APB No. 25 and, accordingly, no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the grant date for awards under this plan consistent with the method prescribed by SFAS
No. 123, the Company's net earnings and earnings per share for the years ended December 31, 1997, 1998 and 1999, would have been reduced to the pro forma amounts indicated in the table below:

                                                                1997       1998       1999
                                                              --------   --------   --------
Net earnings:
  As reported...............................................  $70,042    $74,048    $83,113
  Pro forma.................................................   68,542     72,017     80,819
Earnings per common share:
  As reported:
    Basic...................................................  $  0.85    $  0.90    $  1.01
    Diluted.................................................     0.81       0.83       0.91
  Pro forma:
    Basic...................................................  $  0.84    $  0.88    $  0.99
    Diluted.................................................     0.80       0.81       0.89

13.  LEASES

    LEASES--Certain property and equipment used in the Company's business is leased. Generally, real estate leases are for primary terms from 14 to 20 years with options to renew for additional periods, and equipment leases are for terms from one to ten years. The leases do not contain restrictions that have a material effect on the Company's operations.

    In August 1999, the Company entered into a leasing facility that will provide up to $100 million of off-balance-sheet financing to be used for the construction of new stores. A trust (the lessor), funded primarily by a group of senior lenders, will acquire land and undertake construction projects with the Company acting as the construction agent. During the construction period following the lease commencement date, interim rent will be added to the amount funded for land and construction.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

13.  LEASES (CONTINUED)
Rental payments begin immediately following the end of the construction period. Rental payments are based on interest incurred by the trust on amounts funded under the facility; such interest is based on LIBOR plus 2.075%. As of December 31, 1999, the trust had funded $28,310 from this facility. The lease has a maximum lease term of 66 months.

    After the initial lease term has expired, the Company has the option of
(1) extending the lease for an additional period subject to the approval of the trust, (2) purchasing the property for an amount approximating the trust's interest in the property, or (3) to vacate the property, arranging for the sale to a third party and pay the trust the net proceeds from the sale (such payment not to exceed the trust's interest in the property with any excess being returned to the Company). Payment of any deficiency of the sale proceeds from approximately 84% of aggregate cost is guaranteed by the Company. The lease, which is accounted for as an operating lease, contains financial and operating covenants similar to those under the Company's Credit Agreement (see Note 9).

    In December 1999 and January 2000, the Company entered into sale-leaseback agreements whereby land, buildings and associated real and personal property improvements were sold and leased back by the Company. The Company received net proceeds of $57,332 and $71,915 on the sale of 30 and 33 stores, respectively. The gains on the sale of the properties of approximately $10 million and $12 million, respectively, were deferred and will be recognized on a straight-line basis over the initial term of the leases.

    Under the terms of the agreements, the Company will make rental payments over a sixteen-year lease term. At the expiration of the initial lease term, the Company will have the option of renewing the lease for up to six renewal terms of up to five years per renewal term at predetermined increases. The leases do not contain purchase options or guaranteed residual values; however, the Company does have the right of first refusal after the first five years of the initial lease term with respect to any offers to purchase the properties which the lessor receives. The leases are being accounted for as operating leases.

    In April 1997, the Company obtained commitments from the same group of lenders that participated in the Credit Agreement (see Note 9) for up to $115 million of lease financing under a master lease facility to be used primarily for electronic point-of-sale equipment and software associated with the Company's retail information system. As of December 31, 1999, the Company had received all of the available funding under the lease facility. Lease payments are variable based on changes in LIBOR.

    Individual leases under this master lease facility have initial terms that expire on June 30, 2000, at which time the Company has an option to cancel all leases under this facility by purchasing the equipment or arranging its sale to a third party. The Company also has the option to renew the leases semiannually until five years after the beginning of the individual leases. At each semiannual renewal date, the Company has the option to purchase the equipment and end the lease. Individual leases may be extended beyond five years through an extended rental agreement.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

13.  LEASES (CONTINUED)
    The composition of capital leases reflected as property and equipment in the Consolidated Balance Sheets is as follows:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1998       1999
                                                          --------   --------
Buildings...............................................  $129,520   $164,487
Equipment...............................................     6,755      6,843
Software................................................    40,813     40,813
                                                          --------   --------
                                                           177,088    212,143
Accumulated amortization................................   (69,989)   (77,503)
                                                          --------   --------
                                                          $107,099   $134,640
                                                          ========   ========

    The present value of future minimum lease payments for capital lease obligations is reflected in the Consolidated Balance Sheets as long-term debt. The amount representing imputed interest necessary to reduce net minimum lease payments to present value has been calculated generally at the Company's incremental borrowing rate at the inception of each lease.

    Future minimum lease payments for years ending December 31 are as follows:

                                                               CAPITAL    OPERATING
                                                               LEASES      LEASES,
                                                              ---------   ---------
2000........................................................  $  36,370   $153,345
2001........................................................     33,245    138,365
2002........................................................     27,636    121,217
2003........................................................     19,676    101,175
2004........................................................     19,126     75,488
Thereafter..................................................    127,124    357,350
                                                              ---------   --------
Future minimum lease payments...............................    263,177   $946,940
                                                                          ========
Estimated executory costs...................................        (23)
Amount representing imputed interest........................   (106,221)
                                                              ---------
Present value of future minimum lease payments..............  $ 156,933
                                                              =========

    Minimum noncancelable sublease rental income to be received in the future, which is not included above as an offset to future payments, totals $13,263 for capital leases and $12,780 for operating leases.

    Rent expense on operating leases for the years ended December 31, 1997, 1998 and 1999 totaled $136,516, $143,539 and $164,643, respectively, including contingent rent expense of $9,360, $10,441 and $11,541, but reduced by sublease rent income of $6,620, $5,909 and $4,936. Contingent rent expense on capital leases for the years ended December 31, 1997, 1998 and 1999, was $1,987, $1,818 and $1,539, respectively. Contingent rent expense is generally based on sales levels or changes in the Consumer Price Index.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

13.  LEASES (CONTINUED)

    LEASES WITH THE SAVINGS AND PROFIT SHARING PLAN--At December 31, 1999, the Savings and Profit Sharing Plan owned one store leased to the Company under a capital lease and 591 stores leased to the Company under operating leases at rentals which, in the opinion of management, approximated market rates at the date of lease. In addition, in 1997, 1998 and 1999, there were 64, 99 and 28 leases, respectively, that either expired or, as a result of properties that were sold by the Savings and Profit Sharing Plan to third parties, were canceled or assigned to the new owner. Also, one property, five properties and four properties, respectively, were sold to the Company by the Savings and Profit Sharing Plan in 1997, 1998 and 1999.

    Included in the consolidated financial statements are the following amounts related to leases with the Savings and Profit Sharing Plan:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Buildings (net of accumulated amortization of $886 and
  $39)......................................................    $281       $40
                                                                ====       ===
Capital lease obligations (net of current portion of $56 and
  $44)......................................................    $314       $34
                                                                ====       ===

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
Rent expense under operating leases and
  amortization of capital lease assets...........  $23,961    $19,987    $18,166
                                                   =======    =======    =======
Imputed interest expense on capital lease
  obligations....................................  $   159    $    59    $     5
                                                   =======    =======    =======
Capital lease principal payments included in
  principal payments under long-term debt
  agreements.....................................  $ 1,183    $   594    $     3
                                                   =======    =======    =======

14.  COMMITMENTS AND CONTINGENCIES

    MCLANE COMPANY, INC.--The Company has a ten-year service agreement with McLane Company, Inc. ("McLane") under which McLane is making its distribution services available to 7-Eleven stores in the United States. The agreement expires in November 2002. Upon signing the service agreement, the Company received a $9,450 transitional payment that is being amortized to cost of goods sold over the life of the agreement. If the Company does not fulfill its obligation to McLane during this time period, the Company must reimburse McLane on a pro-rata basis for a portion of the transitional payment. The Company has exceeded the minimum annual purchases each year and expects to exceed the minimum required purchase levels in future years.

    CITGO PETROLEUM CORPORATION--The Company has a 20-year product purchase agreement with Citgo Petroleum Corporation ("Citgo") to buy specified quantities of gasoline at market prices. The agreement expires September 2006. The market prices are determined pursuant to a formula based on the prices posted by gasoline wholesalers in the various market areas where the Company purchases gasoline from Citgo. Minimum required annual purchases under this agreement are generally the lesser

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

14. COMMITMENTS AND CONTINGENCIES (CONTINUED) of 750 million gallons or 35% of gasoline purchased by the Company for retail sale. The Company has exceeded the minimum required annual purchases each year and expects to exceed the minimum required annual purchase levels in future years.

    ENVIRONMENTAL--In December 1988, the Company closed its chemical manufacturing facility in New Jersey. The Company is required to conduct environmental remediation at the facility, including groundwater monitoring and treatment for a projected 15-year period, which commenced in 1998. The Company has recorded undiscounted liabilities representing its best estimates of the remaining clean-up costs of $8,726 and $7,281 at December 31, 1998 and 1999, respectively. Of this amount, $6,462 and $4,382, respectively, are included in deferred credits and other liabilities and the remainder in accrued expenses and other liabilities for the respective years.

    In 1991, the Company and the former owner of the facility entered into a settlement agreement pursuant to which the former owner agreed to pay a substantial portion of the clean-up costs. Based on the terms of the settlement agreement and the financial resources of the former owner, the Company has recorded receivable amounts of $5,098 and $4,259 at December 31, 1998 and 1999, respectively. Of this amount, $3,750 and $2,528, respectively, are included in other assets and the remainder is included in accounts receivable.

    Additionally, the Company accrues for the anticipated future costs and the related probable state reimbursement amounts for remediation activities at its existing and previously operated gasoline store sites where releases of regulated substances have been detected. At December 31, 1998 and 1999, respectively, the Company's estimated undiscounted liability for these sites was $41,897 and $33,449, of which $21,797 and $16,329 are included in deferred credits and other liabilities and the remainder is included in accrued expenses and other liabilities. These estimates are based on the Company's prior experience with gasoline sites and its consideration of such factors as the age of the tanks, location of tank sites and experience with contractors who perform environmental assessment and remediation work. The Company anticipates that substantially all of the future remediation costs for detected releases at these sites as of December 31, 1999, will be incurred within the next four or five years.

    Under state reimbursement programs, the Company is eligible to receive reimbursement for a portion of future remediation costs, as well as a portion of remediation costs previously paid. Accordingly, at December 31, 1998 and 1999, the Company has recorded net receivable amounts of $46,712 and $52,768 for the estimated probable state reimbursements, of which $38,262 and $42,518, respectively, are included in other assets and the remainder in accounts receivable. The net receivable amount was increased in 1999 by approximately
$14 million as a result of legislative changes in California, which have expanded and extended that state's reimbursement program. In assessing the probability of state reimbursements, the Company takes into consideration each state's fund balance, revenue sources, existing claim backlog, status of clean-up activity and claim ranking systems. As a result of these assessments, the recorded receivable amounts in other assets are net of allowances of $9,992 and $8,115 for 1998 and 1999, respectively.

    While there is no assurance of the timing of the receipt of state reimbursement funds, based on the Company's experience, the Company expects to receive the majority of state reimbursement funds, except from California, within one to three years after payment of eligible remediation expenses,

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

14. COMMITMENTS AND CONTINGENCIES (CONTINUED) assuming that the state administrative procedures for processing such reimbursements have been fully developed. The Company estimates that it will receive reimbursement of most of its identified remediation expenses in California, although it may take one to ten years to receive those reimbursement funds. As a result of the timing in receiving reimbursement funds from the various states, the portion of the recorded receivable amounts related to remedial activities which have already been completed has been discounted at approximately 4.6% in 1998 and 6.4% in 1999 to reflect present values. Thus, the 1998 and 1999 recorded receivable amounts are net of present value discounts of $4,051 and $14,996, respectively.

    The estimated future remediation expenditures and related state reimbursement amounts could change within the near future as governmental requirements and state reimbursement programs continue to be implemented or revised.

15.  PREFERRED STOCK AND STOCK PLANS

    PREFERRED STOCK--The Company has 5 million shares of preferred stock authorized for issuance. Any preferred stock issued will have such rights, powers and preferences as determined by the Company's Board of Directors.

    STOCK PURCHASE PLANS--Effective October 1999, the Company adopted noncompensatory stock purchase plans that allow qualified employees and franchisees to acquire shares of the Company's common stock at market value on the open market. The Company is responsible for the payment of all administrative fees for establishing and maintaining the stock purchase plans as well as the payment of all brokerage commissions for the purchase of shares by the plans' independent administrator.

    STOCK COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS--Effective October 1998, the Company established the Stock Compensation Plan for Non-Employee Directors under which up to an aggregate of 240,000 shares of the Company's common stock is authorized to be issued to its non-employee directors. Eligible directors may elect to receive all, none or a portion of their directors' fees in shares of the Company's common stock. During 1999, 15,204 shares were issued under the plan.

16.  INCOME TAX EXPENSE

    The components of earnings before income taxes and extraordinary gain are as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                 ------------------------------
                                                   1997       1998       1999
                                                 --------   --------   --------
Domestic (including royalties of $67,259,
  $68,329 and $72,947 from area license
  agreements in foreign countries).............  $109,982   $78,719    $115,588
Foreign........................................     5,313     3,894      11,751
                                                 --------   -------    --------
                                                 $115,295   $82,613    $127,339
                                                 ========   =======    ========

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

16.  INCOME TAX EXPENSE (CONTINUED)
    The provision for income taxes on earnings before extraordinary gain in the accompanying Consolidated Statements of Earnings consists of the following:

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
Current:
  Federal........................................  $ 1,182    $ 1,146    $   429
  Foreign........................................   11,559     10,753     13,361
  State..........................................      700        800      2,250
                                                   -------    -------    -------
    Subtotal.....................................   13,441     12,699     16,040
Deferred.........................................   31,812     19,190     32,476
                                                   -------    -------    -------
Income taxes on earnings before extraordinary
  gain...........................................  $45,253    $31,889    $48,516
                                                   =======    =======    =======

    Included in the accompanying Consolidated Statements of Shareholders' Equity (Deficit) at December 31, 1997, 1998 and 1999, respectively, are $5,877, $10,521 and $7,128 of income taxes provided on unrealized gains on marketable securities.

    Reconciliations of income taxes on earnings before extraordinary gain at the federal statutory rate to the Company's actual income taxes provided are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                   ------------------------------
                                                     1997       1998       1999
                                                   --------   --------   --------
Taxes at federal statutory rate..................  $40,353    $28,915    $44,569
State income taxes, net of federal income tax
  benefit........................................      455        520      1,463
Foreign tax rate difference......................    2,095        263        728
Other............................................    2,350      2,191      1,756
                                                   -------    -------    -------
                                                   $45,253    $31,889    $48,516
                                                   =======    =======    =======

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

16.  INCOME TAX EXPENSE (CONTINUED)
    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                            DECEMBER 31,
                                                        ---------------------
                                                          1998        1999
                                                        ---------   ---------
Deferred tax assets:
  Compensation and benefits...........................  $  38,823   $  33,962
  SFAS No. 15 Interest................................     43,983      29,747
  Accrued insurance...................................     25,483      29,237
  Accrued liabilities.................................     25,842      25,863
  Tax credit carryforwards............................     11,515       5,722
  Debt issuance costs.................................      6,518       4,718
  Other...............................................      6,075       6,178
                                                        ---------   ---------
    Subtotal..........................................    158,239     135,427
Deferred tax liabilities:
  Property and equipment..............................    (70,943)    (86,937)
  Area license agreements.............................    (63,106)    (55,754)
  Other...............................................    (15,498)    (11,695)
                                                        ---------   ---------
    Subtotal..........................................   (149,547)   (154,386)
                                                        ---------   ---------
Net deferred tax asset (liability)....................  $   8,692   $ (18,959)
                                                        =========   =========

    At December 31, 1998 and 1999, respectively, $52,568 and $69,246 of the Company's net deferred tax asset (liability) is recorded in deferred credits and other liabilities. The remaining balance is included in other current assets (see Note 5). At December 31, 1999, the Company had approximately $5,700 of alternative minimum tax credit carryforwards, which have no expiration date.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

17.  EARNINGS PER COMMON SHARE

    Computations for basic and diluted earnings per share are presented below:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
BASIC:
  Earnings before extraordinary gain........................  $ 70,042   $ 50,724   $ 78,823
  Earnings on extraordinary gain............................        --     23,324      4,290
                                                              --------   --------   --------
  Net earnings..............................................  $ 70,042   $ 74,048   $ 83,113
                                                              ========   ========   ========
  Weighted-average common shares outstanding................    81,985     81,985     81,994
                                                              ========   ========   ========
  Earnings per common share before extraordinary gain.......  $   0.85   $   0.62   $   0.96
  Earnings per common share on extraordinary gain...........        --       0.28       0.05
                                                              --------   --------   --------
  Net earnings per common share.............................  $   0.85   $   0.90   $   1.01
                                                              ========   ========   ========

DILUTED:
  Earnings before extraordinary gain........................  $ 70,042   $ 50,724   $ 78,823
  Add interest on convertible quarterly income debt
    securities, net of tax--see Note 10.....................     8,343     10,316     10,761
                                                              --------   --------   --------
  Earnings before extraordinary gain plus assumed
    conversions.............................................    78,385     61,040     89,584
  Earnings on extraordinary gain............................        --     23,324      4,290
                                                              --------   --------   --------
  Net earnings plus assumed conversions.....................  $ 78,385   $ 84,364   $ 93,874
                                                              ========   ========   ========
  Weighted-average common shares outstanding (Basic)........    81,985     81,985     81,994
  Add effects of assumed conversions:
    Stock options--see Note 12..............................        34         24         42
    Convertible quarterly income debt securities--see
      Note 10...............................................    14,422     19,918     20,924
                                                              --------   --------   --------
  Weighted-average common shares outstanding plus shares
    from assumed conversions (Diluted)......................    96,441    101,927    102,960
                                                              ========   ========   ========
  Earnings per common share before extraordinary gain.......  $   0.81   $   0.60   $   0.87
  Earnings per common share on extraordinary gain...........        --       0.23       0.04
                                                              --------   --------   --------
  Net earnings per common share.............................  $   0.81   $   0.83   $   0.91
                                                              ========   ========   ========

18.  ACQUISITIONS

    In May 1998, the Company purchased 100% of the common stock of Christy's Market, Inc., a Massachusetts company that operated 135 convenience stores in the New England area. The Company also purchased the assets of 20 'red D mart' convenience stores in the South Bend, Indiana, area from MDK Corporation of Goshen, Indiana, at approximately the same time.

    These acquisitions were accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired businesses have been included in the accompanying

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

18.  ACQUISITIONS (CONTINUED)
consolidated financial statements from their dates of acquisition. Pro forma information is not provided as the impact of the acquisitions does not have a material effect on the Company's results of operations, cash flows or financial position.

    The following information is provided as supplemental cash flow disclosure for the acquisitions of businesses as reported in the Consolidated Statements of Cash Flows for the year ended December 31, 1998:

Fair value of assets acquired...............................  $75,479
Fair value of liabilities assumed...........................   42,478
                                                              -------
Cash paid...................................................   33,001
Less cash acquired..........................................       72
                                                              -------
Net cash paid for acquisitions..............................  $32,929
                                                              =======

19.  QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly financial data for 1998 and 1999 is as follows:

                                       FIRST      SECOND     THIRD      FOURTH
YEAR ENDED DECEMBER 31, 1998:         QUARTER    QUARTER    QUARTER    QUARTER      YEAR
-----------------------------         --------   --------   --------   --------   --------
                                          (DOLLARS IN MILLIONS, EXCEPT PER-SHARE DATA)
Merchandise sales...................   $1,204     $1,421     $1,556     $1,393     $5,574
Gasoline sales......................      391        424        444        425      1,684
                                       ------     ------     ------     ------     ------
Net sales...........................    1,595      1,845      2,000      1,818      7,258
                                       ------     ------     ------     ------     ------
Merchandise gross profit............      411        502        546        469      1,928
Gasoline gross profit...............       43         44         59         62        208
                                       ------     ------     ------     ------     ------
Gross profit........................      454        546        605        531      2,136
                                       ------     ------     ------     ------     ------
Income tax expense (benefit)........       (7)        16         22          1         32
Earnings (loss) before extraordinary
  gain..............................      (12)        26         36          1         51
Net earnings........................        6         26         36          6         74
Earnings (loss) per common share
  before extraordinary gain:
  Basic.............................    (0.15)      0.32       0.43       0.01       0.62
  Diluted...........................    (0.15)      0.28       0.37       0.01       0.60

    The first and fourth quarters include extraordinary gains of $17,871 and $5,453, respectively, resulting from the redemption of the 12% Debentures and the partial purchases of the 5% Debentures, the 4 1/2% Debentures and the 4% Debentures (see Note 9). The first quarter includes an expense of $11,839 resulting from a computer equipment lease termination and an accrual of $7,104 for severance benefits and related costs.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

19.  QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

                                       FIRST      SECOND     THIRD      FOURTH
YEAR ENDED DECEMBER 31, 1999:         QUARTER    QUARTER    QUARTER    QUARTER      YEAR
-----------------------------         --------   --------   --------   --------   --------
                                          (DOLLARS IN MILLIONS, EXCEPT PER-SHARE DATA)
Merchandise sales...................   $1,362     $1,585     $1,695     $1,574     $6,216
Gasoline sales......................      408        504        548        576      2,036
                                       ------     ------     ------     ------     ------
Net sales...........................    1,770      2,089      2,243      2,150      8,252
                                       ------     ------     ------     ------     ------
Merchandise gross profit............      452        553        596        541      2,142
Gasoline gross profit...............       54         60         53         57        224
                                       ------     ------     ------     ------     ------
Gross profit........................      506        613        649        598      2,366
                                       ------     ------     ------     ------     ------
Income tax expense..................        1         19         25          4         49
Earnings before extraordinary
  gain..............................        2         29         38         10         79
Net earnings........................        6         29         38         10         83
Earnings per common share before
  extraordinary gain:
  Basic.............................     0.03       0.35       0.46       0.13       0.96
  Diluted...........................     0.03       0.30       0.39       0.13       0.87

    The first quarter includes an extraordinary gain of $4,290 resulting from the partial purchases of the 5% Debentures and the 4 1/2% Debentures (see
Note 9). The third and fourth quarters include income of approximately
$10 million and $4 million, respectively, which resulted from environmental legislative changes in California (see Note 14). The fourth quarter includes a termination benefit accrual of $4,654 (see Note 8).

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

7-Eleven, Inc.

    We have reviewed the accompanying condensed consolidated balance sheet of 7-Eleven, Inc. and Subsidiaries as of March 31, 2000, and the related condensed consolidated statements of earnings and cash flows for the three-month periods ended March 31, 1999 and 2000. These financial statements are the responsibility of the Company's management.

    We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements of 7-Eleven, Inc. and Subsidiaries for them to be in conformity with accounting principles generally accepted in the United States.

    We previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet as of December 31, 1999, and the related consolidated statements of earnings, shareholders' equity (deficit), and cash flows for the year then ended (not presented herein), and in our report dated February 3, 2000, except as to the information included in the fourth paragraph of Note 13, for which the date is March 2, 2000, and the information included in Note 2, for which the date is March 16, 2000, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 1999, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                          PRICEWATERHOUSECOOPERS LLP

Dallas, Texas
May 1, 2000

                        7-ELEVEN, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

                                                              DECEMBER 31,    MARCH 31,
                                                                  1999          2000
                                                              ------------   -----------
                                                                             (UNAUDITED)
ASSETS
Current assets:

  Cash and cash equivalents.................................  $    76,859    $    99,842

  Accounts receivable.......................................      179,039        186,555

  Inventories...............................................      134,050        111,914

  Other current assets......................................      115,328        124,369
                                                              -----------    -----------

    Total current assets....................................      505,276        522,680

Property and equipment......................................    1,880,520      1,855,053

Other assets................................................      299,870        286,988
                                                              -----------    -----------

    Total assets............................................  $ 2,685,666    $ 2,664,721
                                                              ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:

  Trade accounts payable....................................  $   168,302    $   168,061

  Accrued expenses and other liabilities....................      401,216        383,187

  Commercial paper..........................................       34,418        116,128

  Long-term debt due within one year........................      207,413         96,411
                                                              -----------    -----------

    Total current liabilities...............................      811,349        763,787

Deferred credits and other liabilities......................      251,073        232,668

Long-term debt..............................................    1,802,819      1,296,899

Convertible quarterly income debt securities................      380,000        380,000

Commitments and contingencies

Shareholders' equity (deficit):

  Preferred stock, $.01 par value...........................           --             --

  Common stock, $.0001 par value............................            8             10

  Additional capital........................................      625,761      1,165,473

  Accumulated deficit.......................................   (1,194,896)    (1,180,060)

  Accumulated other comprehensive earnings..................        9,552          5,944
                                                              -----------    -----------

    Total shareholders' equity (deficit)....................     (559,575)        (8,633)
                                                              -----------    -----------

    Total liabilities and shareholders' equity (deficit)....  $ 2,685,666    $ 2,664,721
                                                              ===========    ===========

           See notes to condensed consolidated financial statements.

                        7-ELEVEN, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

                                                                   THREE MONTHS
                                                                  ENDED MARCH 31,
                                                              -----------------------
                                                                 1999         2000
                                                              ----------   ----------
                                                                    (UNAUDITED)
REVENUES:
  Merchandise sales (Including $118,806 and
    $143,417 in excise taxes)...............................  $1,361,750   $1,509,289
  Gasoline sales (Including $149,032 and
    $157,091 in excise taxes)...............................     408,345      603,282
                                                              ----------   ----------

    Net sales...............................................   1,770,095    2,112,571
  Other income..............................................      22,127       24,773
                                                              ----------   ----------
    Total revenues..........................................   1,792,222    2,137,344
                                                              ----------   ----------
COSTS AND EXPENSES:
  Merchandise cost of goods sold............................     909,980      994,498
  Gasoline cost of goods sold...............................     354,565      551,634
                                                              ----------   ----------
    Total cost of goods sold................................   1,264,545    1,546,132
  Franchisee gross profit...................................     128,699      146,752
  Operating, selling, general and administrative expenses...     371,779      413,691
  Interest expense, net.....................................      24,083       26,892
                                                              ----------   ----------
    Total costs and expenses................................   1,789,106    2,133,467
                                                              ----------   ----------
EARNINGS BEFORE INCOME TAX EXPENSE (BENEFIT) AND
  EXTRAORDINARY GAIN........................................       3,116        3,877

INCOME TAX EXPENSE (BENEFIT)................................       1,233      (10,959)
                                                              ----------   ----------

EARNINGS BEFORE EXTRAORDINARY GAIN..........................       1,883       14,836
EXTRAORDINARY GAIN ON DEBT REDEMPTION
  (NET OF TAX EFFECT OF $2,743).............................       4,290           --
                                                              ----------   ----------
NET EARNINGS................................................  $    6,173   $   14,836
                                                              ==========   ==========
NET EARNINGS PER COMMON SHARE:
  BASIC.....................................................
    Earnings before extraordinary gain......................  $     0.03   $     0.17
    Extraordinary gain......................................        0.05           --
                                                              ----------   ----------
    Net earnings............................................  $     0.08   $     0.17
                                                              ==========   ==========
  DILUTED
    Earnings before extraordinary gain......................  $     0.03   $     0.16
    Extraordinary gain......................................        0.05           --
                                                              ----------   ----------
    Net earnings............................................  $     0.08   $     0.16
                                                              ==========   ==========

           See notes to condensed consolidated financial statements.

                        7-ELEVEN, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                    THREE MONTHS
                                                                   ENDED MARCH 31,
                                                              -------------------------
                                                                 1999          2000
                                                              -----------   -----------
                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..............................................  $     6,173   $    14,836
  Adjustments to reconcile net earnings to net cash (used
    in) provided by operating activities:
    Extraordinary gain on debt redemption...................       (4,290)           --
    Depreciation and amortization of property and
      equipment.............................................       45,157        51,469
    Other amortization......................................        5,042         4,998
    Deferred income taxes...................................        5,327       (15,335)
    Noncash interest expense................................          459           558
    Other noncash income....................................       (2,051)       (1,111)
    Net loss (gain) on property and equipment...............          823           (52)
    Increase in accounts receivable.........................      (11,283)       (5,022)
    (Increase) decrease in inventories......................       (1,218)       22,136
    Increase in other assets................................      (21,602)       (7,255)
    Decrease in trade accounts payable and other
      liabilities...........................................      (30,095)      (42,420)
                                                              -----------   -----------
      Net cash (used in) provided by operating activities...       (7,558)       22,802
                                                              -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for purchase of property and equipment...........     (110,697)      (71,975)
  Proceeds from sale of property and equipment..............        1,056        72,908
  Proceeds from sale of domestic securities.................           --           996
  Other.....................................................        5,470          (660)
                                                              -----------   -----------
      Net cash (used in) provided by investing activities...     (104,171)        1,269
                                                              -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from commercial paper and revolving credit
    facilities..............................................    1,231,245       792,843
  Payments under commercial paper and revolving credit
    facilities..............................................   (1,080,599)   (1,209,009)
  Principal payments under long-term debt agreements........      (31,809)     (131,210)
  (Decrease) increase in outstanding checks in excess of
    cash in bank............................................       (9,375)        6,568
  Net proceeds from issuance of common stock................           --       539,720
  Other.....................................................         (829)           --
                                                              -----------   -----------
      Net cash provided by (used in) financing activities...      108,633        (1,088)
                                                              -----------   -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS........       (3,096)       22,983
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............       87,115        76,859
                                                              -----------   -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $    84,019   $    99,842
                                                              ===========   ===========
RELATED DISCLOSURES FOR CASH FLOW REPORTING:
  Interest paid, excluding SFAS No.15 Interest..............  $   (36,760)  $   (32,088)
                                                              ===========   ===========
  Net income taxes paid.....................................  $    (2,970)  $    (4,713)
                                                              ===========   ===========
  Assets obtained by entering into capital leases...........  $    14,259   $    14,514
                                                              ===========   ===========

           See notes to condensed consolidated financial statements.

                        7-ELEVEN, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                       THREE MONTHS ENDED MARCH 31, 2000
                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

    The condensed consolidated balance sheet as of March 31, 2000, and the condensed consolidated statements of earnings and cash flows for the three-month periods ended March 31, 1999 and 2000, have been prepared by the Company without audit. In the opinion of management, all adjustments necessary to present fairly the financial position at March 31, 2000, and the results of operations and cash flows for all periods presented have been made. Certain prior-period amounts have been reclassified to conform to current-period presentation. The results of operations for the interim periods are not necessarily indicative of the operating results for the full year.

    Sales and cost of goods sold of stores operated by franchisees are consolidated with the results of Company-operated stores in the condensed consolidated statements of earnings. Gross profit from franchise stores is split between the Company and its franchisees pursuant to the terms of franchise agreements.

    The condensed consolidated balance sheet as of December 31, 1999, is derived from the audited financial statements but does not include all disclosures required by generally accepted accounting principles. The notes accompanying the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, include accounting policies and additional information pertinent to an understanding of both the December 31, 1999, balance sheet and the interim financial statements. The information has not changed except as a result of normal transactions in the three months ended March 31, 2000, and as discussed in the following notes.

2. EQUITY TRANSACTIONS

    On March 16, 2000, the Company issued 22,736,842 shares of common stock at $23.75 per share to IYG Holding Company in a private placement transaction, which increased their ownership in the Company to 72.7%. The net proceeds of $539,425 were used to repay the outstanding balance on the Company's bank term loan of $112,500 and to reduce the Company's revolving credit facility by approximately $250 million and commercial paper facility by approximately $177 million.

    On April 26, 2000, the shareholders of the Company approved a reverse stock split of one share of common for five shares of common, which was effective
May 1, 2000. Accordingly, all references to share or earnings-per-share data in the accompanying condensed consolidated financial statements and related notes reflect the reverse stock split.

3. SALE-LEASEBACK AGREEMENT

    In the first quarter, the Company entered into a sale-leaseback agreement whereby land, buildings and associated real and personal property improvements were sold and leased back by the Company. The Company received net proceeds of $71,915 on the sale of 33 stores. The gain on the sale of the properties of approximately $12 million was deferred and will be recognized on a straight-line basis over the initial term of the leases.

    Under the terms of the agreements, the Company will make rental payments over a 16-year lease term. At the expiration of the initial lease term, the Company will have the option of renewing the

                        7-ELEVEN, INC. AND SUBSIDIARIES

                       THREE MONTHS ENDED MARCH 31, 2000
                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

                                  (UNAUDITED)

3. SALE-LEASEBACK AGREEMENT (CONTINUED)
lease for up to six renewal terms of up to five years per renewal term at predetermined increases. The leases do not contain purchase options or guaranteed residual values; however, the Company does have the right of first refusal after the first five years of the initial lease term with respect to any offers to purchase the properties which the lessor receives. The leases are being accounted for as operating leases.

4. INCOME TAX EXPENSE/BENEFIT

    On March 27, 2000, the Company received notice of approval from the Internal Revenue Service regarding the settlement of certain outstanding tax issues relating to audits of the Company's tax returns. As a result of the settlement, the Company recorded an income tax benefit of $12.5 million in the first quarter. This benefit reduced the Company's income tax expense in the first quarter from an expense of $1.5 million to a benefit of $11 million.

5. COMPREHENSIVE EARNINGS

    The components of comprehensive earnings of the Company for the periods presented are as follows:

                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                             -------------------
                                                               1999       2000
                                                             --------   --------
Net earnings...............................................   $6,173    $14,836
Other comprehensive earnings:
  Unrealized gains (losses) on equity securities, net of
    tax....................................................      549     (2,142)
  Reclassification adjustments for gains included in net
    earnings, net of $758 tax expense......................       --     (1,228)
  Foreign currency translation adjustments.................    1,046       (238)
                                                              ------    -------
    Other comprehensive earnings...........................    1,595     (3,608)
                                                              ------    -------
Total comprehensive earnings...............................   $7,768    $11,228
                                                              ======    =======

                        7-ELEVEN, INC. AND SUBSIDIARIES

                       THREE MONTHS ENDED MARCH 31, 2000
                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

                                  (UNAUDITED)

6. EARNINGS PER SHARE

    Computations for basic and diluted earnings per share are presented below (in thousands, except per share data):

                                                                 THREE MONTHS
                                                                ENDED MARCH 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
BASIC:
  Earnings before extraordinary gain........................  $ 1,883    $ 14,836
  Earnings on extraordinary gain............................    4,290          --
                                                              -------    --------
  Net earnings..............................................  $ 6,173    $ 14,836
                                                              =======    ========
  Weighted-average common shares outstanding................   81,988      85,758
                                                              =======    ========
  Earnings per common share before extraordinary gain.......  $  0.03    $   0.17
  Earnings per common share on extraordinary gain...........     0.05          --
                                                              -------    --------
  Net earnings per common share.............................  $  0.08    $   0.17
                                                              =======    ========
DILUTED:
  Earnings before extraordinary gain........................  $ 1,883    $ 14,836
  Add interest on convertible quarterly income debt
    securities, net of tax (A)..............................       --       2,629
                                                              -------    --------
  Earnings before extraordinary gain plus assumed
    conversions.............................................  $ 1,883    $ 17,465
  Earnings on extraordinary gain............................    4,290          --
                                                              -------    --------
  Net earnings plus assumed conversions.....................  $ 6,173    $ 17,465
                                                              =======    ========
  Weighted-average common shares outstanding (Basic)........   81,988      85,758
  Add effects of assumed conversions:
    Stock options (B).......................................       --         582
    Convertible quarterly income debt securities (A)........       --      20,924
                                                              -------    --------
  Weighted-average common shares outstanding plus shares
    from assumed conversions (Diluted)......................   81,988     107,264
                                                              =======    ========
  Earnings per common share before extraordinary gain.......  $  0.03    $   0.16
  Earnings per common share on extraordinary gain...........     0.05          --
                                                              -------    --------
  Net earnings per common share.............................  $  0.08    $   0.16
                                                              =======    ========

------------------------

(A) The convertible quarterly income debt securities, which are convertible into 20,924,069 common shares, are not assumed converted for the three months ended March 31, 1999, as they have an antidilutive effect on earnings per share.

(B) The weighted-average shares for the three months ended March 31, 1999, do not assume exercise of the stock options since the average market price of shares is below the options' exercise prices.

                        7-ELEVEN, INC. AND SUBSIDIARIES

                       THREE MONTHS ENDED MARCH 31, 2000
                 (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE DATA)

                                  (UNAUDITED)

7. STATEMENT OF FINANCIAL ACCOUNTING STANDARD NO. 133

    The Company is currently reviewing SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). The statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 becomes effective for all fiscal quarters of fiscal years beginning after June 15, 2000, and earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 2000. The Company intends to adopt the provisions of this statement as of January 1, 2001. The impact of the adoption of SFAS No. 133 has not been determined at this time due to the Company's continuing investigation of its financial instruments and the applicability of SFAS No. 133 to them.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               10,000,000 SHARES

                                 7-ELEVEN, INC.

                                  COMMON STOCK

                                     [LOGO]

                                ---------------

                                   PROSPECTUS

                                        , 2000

                             ---------------------

                              SALOMON SMITH BARNEY

                              MERRILL LYNCH & CO.

                                 -------------

                           DEUTSCHE BANC ALEX. BROWN

                          DONALDSON, LUFKIN & JENRETTE

                              GOLDMAN, SACHS & CO.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses payable by 7-Eleven, Inc. (the "Company") in connection with the registration of the common stock offered hereby are as follows:

SEC registration fee........................................  $
Printing and engraving expenses*............................
Legal fees and expenses*....................................
Accounting fees and expenses*...............................
Transfer agent and registrar fees*..........................
Miscellaneous expenses*.....................................
                                                              -------
  Total.....................................................
                                                              =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article 2.02-1 of the Texas Business Corporation Act permits a corporation to indemnify certain persons, including officers and directors and former officers and directors, and to purchase insurance with respect to liability arising out of their capacity or status as officers and directors. Such law provides further that the indemnification permitted thereunder will not be deemed exclusive of any other rights to which officers and directors may be entitled under the corporation's articles of incorporation, bylaws, any agreement or otherwise.

    Article Twelve of the Company's Second Restated Articles of Incorporation provides as follows:

        The Corporation shall indemnify any person who (i) is or was a director or officer of this Corporation or (ii) while a director or officer of this Corporation is or was serving at the request of this Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent that a corporation may or is required to grant indemnification to a director under the Act. The Corporation may indemnify any person to such further extent as permitted by applicable law, such person to be so indemnified in accordance with the provisions hereof in respect of such person's own negligence.

    In addition, Article Nine of the Company's bylaws provides for such indemnification of officers and directors within the limits set forth in the Second Restated Articles of Incorporation and applicable provisions of Texas law.

    Article Thirteen of the Company's Second Restated Articles of Incorporation further includes a provision eliminating the monetary liability of a director to the Company or its shareholders for an act or omission in the director's capacity as a director to the fullest extent permitted by Texas law. See "Description of Capital Stock--Exculpatory Charter Provisions; Liability and Indemnification of Officers and Directors."

    The Company maintains liability insurance for the benefit of its directors and officers as is customary for corporations in similar industries.

ITEM 16.  EXHIBITS.

       EXHIBIT
       NUMBER           DESCRIPTION OF DOCUMENT
---------------------   -----------------------
        1.1**           Underwriting Agreement.
        4.1             Shareholders Agreement dated as of March 5, 1991, among The
                        Southland Corporation, Ito-Yokado Co., Ltd., IYG Holding
                        Company, Thompson Brothers, L.P., Thompson Capital
                        Partners, L.P., The Hayden Company, The Williamsburg
                        Corporation, Four J Investment, L.P., The Philp Co.,
                        participants in the Company's Grant Stock Plan who are
                        signatories thereto and certain limited partners of Thompson
                        Capital Partners, L.P. who are signatories thereto,
                        incorporated by reference to Exhibit A of Schedule 13D filed by Ito-Yokado Co., Ltd., Seven-Eleven Japan Co., Ltd.and IYG
                        Holding Company.
        4.2             First Amendment, dated December 30, 1992, to Shareholders
                        Agreement, dated as of March 5, 1991, incorporated by
                        reference to Exhibit 4.(i)(5) of the Registrant's Annual
                        Report on Form 10-K for the year ended December 31, 1992.
        4.3             Second Amendment, dated February 28, 1996, to Shareholders
                        Agreement, dated as of March 5, 1991, incorporated by
                        reference to Exhibit 4.(i)(6) of the Registrant's Annual
                        Report on Form 10-K for the year ended December 31, 1995.
        4.4             Subscription Agreement dated March 1, 2000, between IYG
                        Holding Company, 7-Eleven, Inc., Ito-Yokado Co., Ltd. and
                        Seven-Eleven Co., Ltd., incorporated by reference to
                        Exhibit 4.(i)(5) of the Registrant's Annual Report on
                        Form 10-K for the year ended December 31, 1999.
        4.5             Agreement as to Shares dated March 16, 2000, between
                        7-Eleven, Inc., Ito-Yokado Co., Ltd. and Seven-Eleven
                        Co., Ltd., incorporated by reference to Exhibit 4.(i)(6) of the Registrant's Annual Report on Form 10-K for the year
                        ended December 31, 1999.
        4.6             Registration Rights Agreement dated March 16, 2000, between
                        IYG Holding Company, 7-Eleven, Inc., Ito-Yokado Co., Ltd.
                        and Seven-Eleven Co., Ltd., incorporated by reference to
                        Exhibit 4.(i)(7) of the Registrant's Annual Report on
                        Form 10-K for the year ended December 31, 1999.
        4.7             Indenture, including Debenture, with Chase Manhattan Trust,
                        N.A., as successor trustee, providing for 5% First Priority
                        Senior Subordinated Debentures due December 15, 2003,
                        incorporated by reference to Exhibit 4.(ii)(2) of the
                        Registrant's Annual Report on Form 10-K for the year ended
                        December 31, 1990.
        4.8             Indenture, including Debentures, with Bank of New York as
                        successor trustee, providing for 4 1/2% Second Priority
                        Senior Subordinated Debentures (Series A) due June 15, 2004
                        and 4% Second Priority Senior Subordinated Debentures
                        (Series B) due June 15, 2004, incorporated by reference to
                        Exhibit 4.(ii)(3) of the Registrant's Annual Report on
                        Form 10-K for the year ended December 31, 1990.
        4.9             Form of 4.5% Convertible Quarterly Income Debt Securities
                        due 2010, incorporated by reference to Exhibit 4(v)-1 of the
                        Registrant's Form 8-K, dated November 21, 1995.
        4.10            Form of 4.5% Convertible Quarterly Income Debt Securities
                        due 2013, incorporated by reference to Exhibit 4.(ii)(3) of the Registrant's Annual Report on Form 10-K for the year
                        ended December 31, 1997.
        5.1**           Opinion of Vinson & Elkins L.L.P.
        8.1**           Opinion of Vinson & Elkins L.L.P. relating to certain U.S.
                        Federal Tax Considerations for Non-U.S. Holders of Common
                        Stock.
       15.1*            Letter re Unaudited Interim Financial Information from
                        PricewaterhouseCoopers LLP, Independent Auditors.
       23.1*            Consent of PricewaterhouseCoopers LLP, Independent
                        Accountants.
       23.2**           Consent of Vinson & Elkins L.L.P. (included in
                        Exhibit 5.1).
       24.1*            Power of Attorney (included on signature page).

------------------------

*   Filed herewith.

**  To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions in Item 14 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director or officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on May 8, 2000.

                                                       7-ELEVEN, INC.

                                                       By:  /s/ JAMES W. KEYES
                                                            ----------------------------------------
                                                            James W. Keyes
                                                            PRESIDENT AND CHIEF EXECUTIVE OFFICER

    POWER OF ATTORNEY KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James W. Keyes, Bryan F. Smith, Jr., and Ezra Shashoua, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and additional registration statements relating to the same offering, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

                                                                TITLE                       DATE
                                                                -----                       ----
              /s/ MASATOSHI ITO                Chairman of the Board of Directors        May 8, 2000
    ------------------------------------
                Masatoshi Ito

            /s/ TOSHIFUMI SUZUKI               Vice Chairman of the Board of Directors   May 8, 2000
    ------------------------------------
              Toshifumi Suzuki

             /s/ JAMES W. KEYES                President, Chief Executive Officer and    May 8, 2000
    ------------------------------------         Director
               James W. Keyes

              /s/ EZRA SHASHOUA                Vice President, Treasurer and Chief       May 8, 2000
    ------------------------------------         Financial Officer
                Ezra Shashoua

                                                                TITLE                       DATE
                                                                -----                       ----
          /s/ CLARK J. MATTHEWS, II            Co-Vice Chairman of the Board of          May 8, 2000
    ------------------------------------         Directors
            Clark J. Matthews, II

                                               Director
    ------------------------------------
               Yoshitami Arai

             /s/ MASAAKI ASAKURA               Senior Vice President and Director        May 8, 2000
    ------------------------------------
               Masaaki Asakura

            /s/ DONALD E. THOMAS               Vice President, Chief Accounting          May 8, 2000
    ------------------------------------         Officer, and Controller
              Donald E. Thomas

            /s/ TIMOTHY N. ASHIDA              Director                                  May 8, 2000
    ------------------------------------
              Timothy N. Ashida

               /s/ JAY W. CHAI                 Director                                  May 8, 2000
    ------------------------------------
                 Jay W. Chai

            /s/ GARY J. FERNANDES              Director                                  May 8, 2000
    ------------------------------------
              Gary J. Fernandes

             /s/ MASAAKI KAMATA                Director                                  May 8, 2000
    ------------------------------------
               Masaaki Kamata

              /s/ KAZUO OTSUKA                 Director                                  May 8, 2000
    ------------------------------------
                Kazuo Otsuka

           /s/ ASHER O. PACHOLDER              Director                                  May 8, 2000
    ------------------------------------
             Asher O. Pacholder

              /s/ NOBUTAKE SATO                Director                                  May 8, 2000
    ------------------------------------
                Nobutake Sato

                               INDEX TO EXHIBITS

       EXHIBIT
       NUMBER           DESCRIPTION OF DOCUMENT
---------------------   -----------------------
        1.1**           Underwriting Agreement.
        4.1             Shareholders Agreement dated as of March 5, 1991, among The
                        Southland Corporation, Ito-Yokado Co., Ltd., IYG Holding
                        Company, Thompson Brothers, L.P., Thompson Capital
                        Partners, L.P., The Hayden Company, The Williamsburg
                        Corporation, Four J Investment, L.P., The Philp Co.,
                        participants in the Company's Grant Stock Plan who are
                        signatories thereto and certain limited partners of Thompson
                        Capital Partners, L.P. who are signatories thereto,
                        incorporated by reference to Exhibit A of Schedule 13D filed by Ito-Yokado Co., Ltd., Seven-Eleven Japan Co., Ltd.and IYG
                        Holding Company.
        4.2             First Amendment, dated December 30, 1992, to Shareholders
                        Agreement, dated as of March 5, 1991, incorporated by
                        reference to Exhibit 4.(i)(5) of the Registrant's Annual
                        Report on Form 10-K for the year ended December 31, 1992.
        4.3             Second Amendment, dated February 28, 1996, to Shareholders
                        Agreement, dated as of March 5, 1991, incorporated by
                        reference to Exhibit 4.(i)(6) of the Registrant's Annual
                        Report on Form 10-K for the year ended December 31, 1995.
        4.4             Subscription Agreement dated March 1, 2000, between IYG
                        Holding Company, 7-Eleven, Inc., Ito-Yokado Co., Ltd. and
                        Seven-Eleven Co., Ltd., incorporated by reference to
                        Exhibit 4.(i)(5) of the Registrant's Annual Report on
                        Form 10-K for the year ended December 31, 1999.
        4.5             Agreement as to Shares dated March 16, 2000, between
                        7-Eleven, Inc., Ito-Yokado Co., Ltd. and Seven-Eleven
                        Co., Ltd., incorporated by reference to Exhibit 4.(i)(6) of the Registrant's Annual Report on Form 10-K for the year
                        ended December 31, 1999.
        4.6             Registration Rights Agreement dated March 16, 2000, between
                        IYG Holding Company, 7-Eleven, Inc., Ito-Yokado Co., Ltd.
                        and Seven-Eleven Co., Ltd., incorporated by reference to
                        Exhibit 4.(i)(7) of the Registrant's Annual Report on
                        Form 10-K for the year ended December 31, 1999.
        4.7             Indenture, including Debenture, with Chase Manhattan Trust,
                        N.A., as successor trustee, providing for 5% First Priority
                        Senior Subordinated Debentures due December 15, 2003,
                        incorporated by reference to Exhibit 4.(ii)(2) of the
                        Registrant's Annual Report on Form 10-K for the year ended
                        December 31, 1990.
        4.8             Indenture, including Debentures, with Bank of New York as
                        successor trustee, providing for 4 1/2% Second Priority
                        Senior Subordinated Debentures (Series A) due June 15, 2004
                        and 4% Second Priority Senior Subordinated Debentures
                        (Series B) due June 15, 2004, incorporated by reference to
                        Exhibit 4.(ii)(3) of the Registrant's Annual Report on
                        Form 10-K for the year ended December 31, 1990.
        4.9             Form of 4.5% Convertible Quarterly Income Debt Securities
                        due 2010, incorporated by reference to Exhibit 4(v)-1 of the
                        Registrant's Form 8-K, dated November 21, 1995.
        4.10            Form of 4.5% Convertible Quarterly Income Debt Securities
                        due 2013, incorporated by reference to Exhibit 4.(ii)(3) of the Registrant's Annual Report on Form 10-K for the year
                        ended December 31, 1997.
        5.1**           Opinion of Vinson & Elkins L.L.P.
        8.1**           Opinion of Vinson & Elkins L.L.P. relating to certain U.S.
                        Federal Tax Considerations for Non-U.S. Holders of Common
                        Stock.
       15.1*            Letter re Unaudited Interim Financial Information from
                        PricewaterhouseCoopers LLP, Independent Auditors.
       23.1*            Consent of PricewaterhouseCoopers LLP, Independent
                        Accountants.
       23.2**           Consent of Vinson & Elkins L.L.P. (included in
                        Exhibit 5.1).
       24.1*            Power of Attorney (included on signature page).

------------------------

*   Filed herewith.

**  To be filed by amendment.